Form 20-F
period 2002-06-30
INTERNATIONAL BARRIER TECHNOLOGY INC/
filed 2003-01-06
CIK 890543

Unknown;

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Annual Report Fiscal 2002 Ended 6/30/2002

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(X)  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

( )  TRANSITION REPORT PURSUANT TO SECTION 13 OR 13(d) OF OF THE SECURITIES EXCHANGE ACT OF 1934  For the transition period from __________ to ________

Commission file number 0-20412

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

750 West Pender Street, #604, Vancouver, British Columbia  V6C 2T7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

13,138,355

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes XXX   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 XXX   Item 18 ___

Index to Exhibits on Page 52

INTERNATIONAL BARRIER TECHNOLOGY INC.

ANNUAL REPORT

FISCAL 2002 ENDED 6/30/2002

TABLE OF CONTENTS

PART I

Item 11. Quantitative and Qualitative Disclosures

          About Market Risk..............................................  50

Item 12. Description of Securities Other Than

          Equity Securities..............................................  50

PART II

Item 13. Default, Dividend Arrearages and Delinquencies..................  50

Item 14. Material Modifications to the Rights of

          Security Holders and Use of Proceeds...........................  50

Item 15. Controls and Procedures.........................................  51

Item 16. Reserved

PART III

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS

        Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as discussed in footnotes to the financial statements.

The selected financial data of the Company for Fiscal 2002, Fiscal 2001, and Fiscal 2000 ended June 30th was derived from the financial statements of the Company which have been audited by Amisano Hanson, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 1999, Fiscal 1999 and Fiscal 1998 ended June 30th are derived from the Company's audited financial statements, not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in footnotes to the financial statements.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

                             Year       Year       Year       Year       Year

                            Ended      Ended      Ended      Ended      Ended

                        6/30/2002  6/30/2001  6/30/2000  6/30/1999  6/30/1998

Canadian GAAP

Sales Revenue               $1860      $1496      $1643      $1514      $1391

(Loss) from Operations      ($317)     ($454)     ($299)     ($218)     ($445)

Net Income (Loss)           ($317)     ($454)     ($299)     ($350)     ($493)

Basic (Loss) per Share     ($0.03)    ($0.04)    ($0.04)    ($0.06)    ($0.10)

Dividends Per Share         $0.00      $0.00      $0.00      $0.00      $0.00

Wtg. Avg. Shares (000)      12588      11052       8374       5964       5780

Period-end Shares O/S       13138      12538      10240       6009       5874

-----------------------------------------------------------------------------

Working Capital             ($704)     ($564)     ($433)     ($705)     ($283)

Long-Term Debt               $161        149        212        148        329

Capital Stock               $11029     10969      10733      10070      10050

Shareholders’ Equity        ($874)      (618)      (313)      (685)      (357)

Total Assets                 1210       1398       1564       1373       1638

------------------------------------------------------------------------------

US GAAP

Net Income (Loss)           ($317)    ($454)     ($299)

(Loss) per Share           ($0.03)   ($0.04)    ($0.04)

Wtg Avg.# Shares (000)      12415     10879       8205________________________

(1) Fiscal 2001 and Fiscal 2000 results restated to conform to Fiscal 2002 presentation format.

(2) US GAAP Cumulative Net Loss since incorporation has been ($11,904,018).

(3) a) Under US GAAP, contingently cancelable common shares are excluded from the calculation of weighted average number of shares; 173,452 such shares have been excluded for US GAAP reporting purposes.

    b) Under US GAAP, companies are encouraged but not required to include in compensation the fair value of stock options granted to employees.

       On a pro-forma basis, the expensing of such “costs” would have increased reported loss by $41,500 and $54,000 for Fiscal 2002/2001,

       respectively.

______________________________________________________________________________

______________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended June 30th, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the previous six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High      Low   Close

November 2002                                            1.59     1.55    1.57

October 2002                                             1.59     1.56    1.56

September 2002                                           1.59     1.55    1.59

August 2002                                              1.60     1.55    1.56

July 2002                                                1.59     1.51    1.57

June 2002                                                1.55     1.51    1.52

------------------------------------------------------------------------------

Fiscal Year Ended 6/30/2002                     1.57     1.61     1.51    1.52

Fiscal Year Ended 6/30/2001                     1.62     1.58     1.46    1.52

Fiscal Year Ended 6/30/2000                     1.47     1.51     1.44    1.48

Fiscal Year Ended 6/30/1999                     1.51     1.57     1.44    1.51

Fiscal Year Ended 6/30/1998                     1.42     1.47     1.37    1.47

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

3.C.  Reasons For The Offer And Use Of Proceeds

      Not Applicable

3.D.  Risk Factors

Barrier’s business is based on the premise that building projects occasionally require fire resistive performance.  Whether based on a requirement of a national or local building code, the possibility for lower insurance rates, or simply the desire for safety by a building owner, Barrier’s health as a manufacturing company is based on a demand for resistive building products.  Any factor that could mitigate the demand for fire resistive construction could have a negative impact on Barrier.  On the other hand, any factor that would increase the demand for fire resistive building products could have a positive impact.

Accomplishing Barrier’s objectives presumes that there will     always be a demand for fire-resistant building products.  This demand may be derived either from a mandate in a national or local building code, or simply a desire by a building owner to lower insurance rates or increase his feeling of security related to the building project.  It is felt that the risk of losing business as a result of a relaxation in building code requirements or building owners desire is very low.  On the contrary, it seems that media coverage of fire damage and loss of property and life has only served to increase the awareness of the need for more (not less) fire safety in building products.

Barrier suffers a larger risk in the possibility that a new generation of technology that will impart fire resistance to building products may be developed.  New technology may serve to decrease the demand for Barrier’s Blazeguard product if the new technology proved to impart either better characteristics of fire performance or was found to be less expensive to produce and market than Blazeguard.  Barrier’s management team makes a concerted effort to stay abreast of new technologies as they are being developed.  Barrier does this by staying in close contact with the industry via trade associations (e.g. The National Association of Home Builders, NAHB) and the independent research laboratories that are asked to test these new technologies and products as they are developed.  New technologies require years of testing, not only in development, but in use, before they are accepted and “evaluated for use” by the major building code agencies such as BOCA, SBCCI, and ICBO.

Barrier’s business is directly related to housing/building starts in the Unites States.  Any factor resulting in a slowdown of economic activity, especially those that result in a increase in interest rates will have a negative impact on Barrier’s business.  Recently the economic climate in the US has been very positive in its relation to housing/building starts.  The aggressive Federal Reserve has been committed to keeping the economy healthy by maintaining low interest rates.  This increases the incentive for capital development (housing starts) and keeps the demand for Barriers products growing ever stronger.  Should this economic climate change, however, and interest rates were to be increased, there would be a direct impact on housing/building starts and therefore, Blazeguard sales as well.

Barrier presumes that corporate growth will be funded both out of positive cash flow and from the occasional sale of equity to help generate needed capital.  The business plan, however, anticipates a few years of very rapid sales volume increases.  Companies experiencing rapid growth depend upon solid support both in the market place and in the manufacturing facilities themselves.  Insuring that capital is available to increase production capacity and to provide support materials and training in the market place is essential to success.

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help expand not only the production capacity of the corporation but also to improve market penetration and sales through an increasing distribution network.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.

Barrier is relatively “thin” in its management and sales team.  As a “start-up” company, Barrier has intentionally kept the number of middle and upper management and sales people at a minimum in an effort to conserve financial resources.  As the company grows it will be essential to have new talent emerging to help provide leadership in the factories of production and in the market place to introduce the products to new markets:  both in geography and in use.  As long as the management/sales team is thin, the impact of losing a key player is very large. As the company grows and more talent is trained and has gained experience, this risk will be mitigated.

Despite the Company’s Secretary/Administrator spending material portions of this time on businesses other than the Company, the Company believes that he devotes sufficient time to the Company to properly carry out his duties.

Barrier relies on key relationships with industry leaders to maintain its position in the market place.  Barrier is dependent upon suppliers to provide key elements of production at critical times at reasonable prices.  While the majority of these materials are readily available and abundant, without quality suppliers providing reasonable terms of sales, Barrier would not be able to stay in business: there would be no operating or working goods of production to use in the manufacturing process.

Additionally, Barrier has no current “outside sales” force to use to generate and maintain market share for their products.  Barrier relies on the outside sales force of the existing distribution network to cover that function.  If Barrier should lose the assistance of the distribution network, it would have an immediate and negative impact on sales.  While Barrier remains in a “growth” mode and has kept a “thin” sales and marketing team this dependence upon the distribution network will remain.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  Our shares are quoted on the TSX Venture Exchange and the price of our shares ranged from CDN$0.05 (low) to CDN$0.15  (high) during the period from 1/1/2002 to 11/30/2002.  The closing price of our shares on 12/16/2002 was CDN$0.07.  The Common Shares also trade on the NASD Electronic Bulletin Board and the price was US$0.05 on 12/13/2002.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Company Act.  A majority of the Company's directors must be residents of Canada, and all or a substantial portion of their assets are located outside of the United States.  In addition, a portion of the Company's assets are located in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final,

     conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with

     Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

International Barrier Technology Inc. and its subsidiaries are collectively hereinafter referred to as the "Company".

Incorporated in July 1986, pursuant to agreements, the Company acquired the rights to the Pyrotite Technology for Canada in July 1986 and for the United States in March 1992.  The Canadian rights and the US rights under the 1992 agreement were voluntarily terminated in January 1996 due to marketing conflict with a corporation which acquired the licensor’s rights to the technology.  A new agreement for the rights in the United States was signed in January 1996 and revised in March 1996.  The Company completed construction of a new manufacturing facility in Minnesota, USA in December 1995; the facility was upgraded to include substantial automation, increased capacity and product quality in April/May 2000.

The Company has been involved in the development and manufacturing/marketing of fire-rated building products since 1986, including current products: Pyrotite, a fire-barrier material comprised of the patented formulation reinforced with chopped fiberglass strands and applied by customers directly to wood sheathing designed to prevent ignition and inhibit the spread of flames; and Blazeguard(R), a composite fire-rated panel, composed of a coating of the patented formulation adhered to a layer of structural sheathing or oriented strand board (“OSB).

The Company’s executive office is located at:

 750 West Pender Street, #604

 Vancouver, British Columbia, Canada  V6C 2T7

 Telephone: (604) 689-0188

 Facsimile: (604) 689-9773.

 e-mail: naramataresorts@home.com

 website:  www.intlbarrier.com

The Company’s registered office is located at:

 1750, 750 West Pender St., Vancouver, BC, Canada  V6C 2T8

 Telephone: (604) 681-1194; and

 Facsimile: (604) 681-9652.

The contact person is:

  David Corcoran, Director and Corporate Secretary-Administrator.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol "IBH" and on the NASD Electronic Bulletin Board under the symbol IBTGF.OB.

The Company has 100,000,000 no par common shares authorized.  At 6/30/2002, the end of the Company's most recent fiscal year, there were 13,158,355 common shares issued and outstanding.

History and Development

Incorporation and Name Changes

The Company was incorporated in British Columbia under the British Columbia Company Act on 7/10/86 under the name "Barrier Technology Inc.”; the name was changed to International Barrier Technology Inc. on 3/11/1996.

Subsidiaries:

The Company has two wholly-owned subsidiaries:

a) Pyrotite  Coatings  of Canada Inc.

   incorporated in British Columbia on 7/10/1986

b) Barrier Technology Corporation

   incorporated in Minnesota, USA on 5/8/1996

Existing Marketing/Licensing Agreements

1. US License Agreement for Pyrotite Technology made between International Barrier Technology, Inc. Pyrotite Coatings of Canada, Inc., and Pyrotite Corporation dated January 1, 1996.

2. Japanese territory expansion license dated July 1, 1999.

Pursuant to a revised License Agreement dated 1/1/1996 with Pyrotite Corporation (“Licensor”) the Company is required to pay a royalty of 3% of USA fire-retardant product gross sales utilizing the Pyrotite Technology, minimum US$100,000 per year from 1/1/1996 onward.  The Company has granted to Licensor the rights to certain technology referred to as IPOSB Technology.  The Licensor is required to pay the Company a royalty of 3% of USA gross sales from the IPOSB Technology, minimum of US$50,000 per year from 1/1/1996 onward.

Financings

The Company has financed its operations through borrowings and/or private issuance of common shares:

 Fiscal 1997:   Stock option exercise,   210,000 shares, $ 98,700

 Fiscal 1998:   private placement,     2,000,000 shares, $300,000

                Stock option exercise,   140,000 shares, $ 43,400

                Shares for debt,         718,440 shares, $107,767

 Fiscal 1999:   warrant exercise,        135,200 shares, $ 20,820

 Fiscal 2000:   private placement,     2,000,000 shares, $300,000

                conversion of debt,      679,518 shares, $135,904

                shares for debt,       1,551,495 shares, $232,724

 Fiscal 2001:   stock option exercise,   855,000 shares, $ 91,500

                warrant exercise,      1,443,417 shares, $144,342

Fiscal 2002:   stock option exercise,    600,000 shares, $ 60,000

Stock Consolidations

Effective 3/11/1996, the Company consolidated its common shares on a 1-for-10 basis.

Capital Expenditures

1996: $1,189,123, predominately for 22,000 sq.ft production facility in Minnesota and associated capital equipment; primarily financed by capital lease with City of Watkins, MN.

1997: $  252,155, predominately for capital assets in USA, office building/railroad spur improvements

                   financed by additions to capital lease.

1998: $   88,601, predominately for capital assets in USA,  railroad spur improvements financed by additions to capital lease.

1999: $      600, predominately for miscellaneous shop equipment in USA

2000: $  262,114, predominately for capital assets in USA, including automatic spray guns for production line along with additional curing oven space; financed by equity sales and secured loan.

2001: $       $0, ----

2002: $       $0, ----

4.B.  BUSINESS OVERVIEW

Company Overview

Barrier obtained the Canadian license rights to the patented Pyrotite technology in 1986 with the goal to develop economically feasible alternatives to fire treated wood building products.  Through the license agreement, Barrier had obtained the exclusive right to manufacture, market and sell in Canada, and a “non-exclusive” right to market and sell in the US.  After an initial R&D phase where an effective fire barrier laminate was developed for use with wood panel products, Barrier began an association with the Weyerhaeuser Company late in 1989.

Barrier approached Weyerhaeuser, one of the leading producers of wood products in North America, with the Pyrotite Technology and the opportunity of combining it with wood products for sale in North America.  Barrier and Weyerhaeuser did not have a “joint venture” relationship; but, Barrier granted Weyerhaeuser an exclusive right to sell and market Barrier’s Pyrotite products developed and manufactured by Barrier in Canada.  Weyerhaeuser developed the Blazeguard(R) product and registered trademark in response to this development.

The association with Weyerhaeuser resulted in the development of the first surface applied fire treatment to pass the stringent fire testing requirements for a “structural” building sheathing.  Weyerhaeuser, as part of this endeavor, tested over 80 other emerging technologies for fire treated wood and concluded Pyrotite technology was superior.  Blazeguard(R) fire rated sheathing was first introduced to the US building products market by Weyerhaeuser in 1990.  In honor of Blazeguard’sÒ innovative approach to fire treatment, Barrier and Weyerhaeuser received the coveted “Best of What’s New” award for new technology by Popular Science in 1991.

Although Weyerhaeuser was purchasing all of its Pyrotite laminate from Barrier in Canada, they separately negotiated with Pyrotite Corporation the exclusive right to manufacture and sell in the USA and a “non-exclusive” right to market and sell Pyrotite products in the US.  As part of a cyclical restructuring in 1992, Weyerhaeuser elected not to pursue Pyrotite manufacturing in the US and agreed to released and sell to Barrier all of its USA rights to the Pyrotite technology and the Blazeguard(R) product, including the trademark registration, and test results.

Once Barrier had secured the US rights to the Pyrotite Technology from Weyerhaeuser, a renegotiation with Pyrotite Corporation was begun.  This renegotiation resulted in a new license agreement dated 4/1/1996, which gave Barrier the singular and exclusive rights to use the patented Pyrotite technology in the US building products industry.  The way in which Barrier utilizes the technology is further delineated in the process-oriented patents.

Barrier now manufactures BlazeguardÒ in a newly constructed manufacturing facility in Watkins, Minnesota.  Current markets include: multifamily roof deck applications; the thermal barrier for structural insulated panels (SIPs); commercial roof deck applications; fire-rated wall assemblies and, specialty markets such as electrical panel boxes for the telecommunications industry.

The term “Pyrotite technology” refers to a patented process of producing fire-resistant building materials.  The term “PyrotiteÔ” refers to the generic “product/material” that results when all of the ingredients delineated in the patent are mixed together.  When Pyrotite is applied to building products, such as plywood or oriented strand board sheathing (OSB), the original sheathing is rendered “resistant to fire”.  The composite material, the sheathing coated with Pyrotite, has been trademarked Blazeguardâ fire-rated sheathing.

The 1996 license obtained by Barrier gives Barrier the exclusive right to use the patented Pyrotite technology in the US building products industry.  Barrier owns the rights to the registered Trademark “Blazeguard”.  The way in which Barrier utilizes the technology is how it is delineated in the process-oriented patents. No one else has the right to use this technology in this, or any other manner.

Production

In order to reduce costs, increase manufacturing productivity, improve Blazeguard(R) quality, and centralize the sales, marketing and office operations, Barrier has phased out the manual production of Blazeguard(R) and consolidated operations in a newly constructed 22,000 sq. ft. production facility in Watkins, Minnesota, USA.  The building was designed to Barrier’s specifications and is serviced by nearby inter-state highways and a spur on CP Rail.  The new Blazeguard(R) manufacturing facility is now capable of producing 24 million sq. ft. of Blazeguard(R) annually following product line improvements completed in the spring of 2000.

Competitive Advantage

As would be expected in any industry whose markets are of such importance to human life and safety, the research and development requirements of fire retardant materials for applications in building construction are very costly, time consuming and extensive.  There are very few products in the development and testing stages which are targeted at the same markets as Blazeguard(R). Blazeguard(R) has obtained code evaluation reports and product listings from BOCA, SBCCI ICBO, Underwriters Laboratories, and Omega Point Laboratories. Blazeguard(R) and the Pyrotite technology are protected by patents worldwide.  To the best of Barrier’s knowledge, there are no other products currently available, at a competitive cost to BlazeguardÒ, that are capable of meeting relevant building code standards in the target markets mentioned.  Based on the foregoing, Barrier believes significant market opportunities continue to exist for Blazeguard(R) and for Barrier’s Pyrotite technology.

There exist three major “Model Building Codes” in the United States.  Each of these building codes is administered by an affiliated agency whose purpose it is to provide both interpretations of the code, and the products being used to satisfy the codes respective requirements.  Products evaluated for suitability under the building code are issued an “Evaluation Services Report” which specifies how the product has been evaluated for use.  These reports are significant because they are costly and time-consuming to obtain and are only issued to products that have passed the most stringent tests of use and performance.  The evaluation services reports allow local building code officials and building inspectors to use evaluated products with confidence.

Blazeguard technology has been evaluated and received reports by all three of the model building codes:

National Building Code (NE US) – administered by the Building Officials & Code Administrators, Inc. (BOCA) located in Country Club Hills, IL;

Standard Building Code  (SE US) – administered by the Southern Building Code Congress International (SBCCI) in Birmingham, AL;

Uniform Building Code (western US) – administered by the International Conference of Building Officials (ICBO) located in Whittier, California.

The building standards being referred to are the ones listed above. They are US standards that are commonly adopted and administered at either/or State and Municipal levels.

Products

Pyrotite

Pyrotite is a non-toxic, non-combustible, inorganic fire barrier material designed to prevent ignition and inhibit the spread of flames.  The base component is a powder consisting of a blended mixture of inorganic cementicious components, which, when mixed with a liquid component, cures to form a solid coating with excellent fire barrier properties.  Products have been researched and tested over twelve years utilizing Pyrotite as a coating, an integral treatment, a structural laminate, a foam, and a cured and pulverised powder, mostly in applications to enhance the fire retardant properties of wood construction materials.

The Pyrotite “treatment” developed and currently in use by Barrier is comprised of the patented Pyrotite formulation reinforced with chopped fiberglass strands and applied directly to wood sheathing.  The Pyrotite fiberglass coating bonds to the surface of plywood or Oriented Strand Board (“OSB”).  The coating is chemically inert and does not in any way deleteriously affect the structural properties of the underlying wood.  The composite panel is, in fact, significantly stronger than the substrate to which it has been attached.

Pyrotite’s fire performance characteristics are created by providing both a non-combustible “barrier” between fire and the wood substrate and by releasing chemically bound water molecules in the heat of a fire.  Fire endurance properties are enhanced by the chemically bound water molecules locked in Pyrotite.  These water molecules are held by a crystal structure until they are released and immediately transformed into vapor by the high temperatures in a fire.  Each 4' x 8' sheet of 0.045 Pyrotite has been evaluated to contain approximately 2 quarts of water.  As this water is released the fire is cooled temporarily and the transmission of heat through the panel is significantly decreased.  Since Pyrotite is a “non-combustible” material, flame will not attach to it and the “spread of flame” along the surface of the panel is zero.

During the next few years, Barrier intends to direct available resources to research and development activities focused toward spray-on techniques that can occur “on-the-job” site rather than in a factory.  In addition, Barrier intends to study “mold-injection” processes that will result in panels comprised of pure Pyrotite 1-3” in thickness.  These thick panels will then be tested in fire-resistant wall assemblies rated for three-four hours duration.

Blazeguard(R)

Product Description.  Blazeguard(R) derives its performance attributes directly from the patented Pyrotite technology.  Pyrotite is an inorganic, cementicious type compound that acts as a non-combustible shield between fire and wood. Additionally, the compound binds water in a tightly held molecular bond, which is released only in the heat of a fire.  The water is released as a cooling vapor, absorbing and cooling the heat of a fire.  As a result, wood panel products are able to achieve a Class A, structural flame spread rating (as measured by ASTM E-84 extended to 30 minutes), and the burn-through resistance rating of wood panels is nearly tripled (as measured by ASTM E-119).

During fire treatment, unlike less effective pressure-impregnated, FRT products, Blazeguard(R) experiences no loss of strength: in fact the panel is stronger after it is treated.  It is resistant to periodic wetting, so rainstorms on the job site do not require “redrying” as it does for FRT.  Blazeguard(R) waste (from board trimmings) is environmentally friendly and safe for landfill anywhere within the United States.  Blazeguard(R) is easy to handle, install, and is resistant to damage.

Blazeguard(R) is used in building applications where either a Class A flame spread, or a “burn through” resistance rating is required by building code, or where building owners desire an added sense of protection from fire.  Insurance rates may be reduced if the fire safety of a building is enhanced by materials like Blazeguard(R).

It’s made by coating 4’x8’, 4’x9’ or 4’x10’ plywood or OSB panels with a It’s made by coating 4’x8’, 4’x9’ or 4’x10’ plywood or OSB panels with a thin (0.060 - 0.080”) ceramic laminate. OSB in sizes up to 8’ X 24’ can also be treated coated. Two-sided coating is available.

Locked into the ceramic crystals that make up the laminate of a 4’x8’ sheet of the coating are no less than two quarts of water.  At elevated temperatures, the laminate begins to release water.  As the temperature rises to 600°F, all the water is released.  As the water is released, the fire is cooled significantly slowing its spread.

Applications.  The administering agencies of the three model building codes listed above rely on certified independent testing agencies to provide unbiased testing and reporting for products being evaluated.  Independent testing laboratories such as Underwriters Laboratories (UL) and Omega Point Laboratories provide the testing and test data required by the evaluation services organizations to conduct their analysis.

Blazeguard(R) has been tested in a variety of situations including fire resistance, flame spread, toxicity, corrosiveness, strength and other criteria deemed important either for building code compliance or for marketing reasons. When an independent laboratory conducts these tests, and the material passes the relevant test standard, the product may be “certified” as having met the test standard and then “listed” in the independent laboratories catalogues as having met the standard.

Typically, the model building code evaluation services agencies require testing and continuous certification by the independent laboratory to ensure that plant procedures are being followed that insure compliance to the test standards of relevance.  Blazeguard(R) technology and products have been tested by a variety of certified testing laboratories including Underwriters Laboratories and Omega Point Laboratories.  Ongoing “listing services” are currently provided to Barrier by both UL and Omega Point.

Blazeguard(R) fire rated sheathing is a structural wood panel that has received certification and independent laboratory listings as a fire resistive material as well as, a structural Class A flame spread panel.  Fire resistive ratings refer to the ability of a material (assembly of materials) to inhibit the pass through of heat or fire.  Flame spread rating, in contrast, is the ability of a material to inhibit the spread of fire along its surface.  Since Blazeguard(R) is rated as both, it has market opportunities in a variety of applications where fire performance is important.

Fire-rated materials are used in building applications if they are required by code, or, if the property owner desires the added security fire resistive materials can provide.  This added sense of security is enhanced by the possibility of reduced insurance premiums often available for fire resistive construction.

While there are a myriad of possible applications for the Pyrotite technology and Blazeguard(R), five main areas have been targeted for marketing and sales in the short term (Schedule A).  These markets, which all have fire rated requirements in the model building code, are:

1. Multi-Family Residential Roof Decks

2. Structural, Insulated Foam Core Panels

3. Fire Resistive, Structural Wall Assemblies

4. Commercial Roof Decks

5. Specialty Applications

AFM Corporation is a company that manufactures and sells building products and a proprietary system of building technology (R-Control(R)).  AFM Corporation manufactures building panels by laminating expended polystyrene (EPS) foam between two layers of OSB sheathing.  The resulting panels are called structural insulated panels (SIP’s).  These panels are linked together in a process proprietary to AFM. Other manufacturers of SIP panels incorporate similar technology under a variety of brand names with separate trademarks.

US model-building codes require SIP panels to have a “fire” (thermal) barrier to protect the structural integrity of the panel during a fire.  The Pyrotite technology provides this thermal barrier requirement.  In order to differentiate the AFM panel from other Blazeguard(R) products in the marketplace, and other SIP’s panels, AFM has elected to utilize their own trademark: FireFinish(TM). FireFinish(TM) and Blazeguard(R) are otherwise and essentially the same.

Barrier’s relationship with AFM is defined by a supply agreement that provides ongoing details of product specifications, terms of sale, shipping details, as well as provisions for the protection of proprietary technology for both AFM and Barrier.  AFM has also provided short-term low interest loans to help Barrier fund the direct applied and automated improvement capital projects.  These loans were guaranteed by future product sales and equipment purchased during the capital improvement projects.

Multi-family Residential Roof Decks.  Fire retardant treated ("FRT") wood has been a significant component of building construction in the United States for the past decade.  FRT plywood was permitted to meet fire safety requirements for roof sheathing in many areas of the American Midwest, Northeast, and Southeast, to satisfy fire protection requirements for multifamily residential dwellings such as apartments and town homes as well as institutional and commercial buildings.  It was also used to obtain favorable insurance rates for certain other structures.

FRT plywood is plywood that is impregnated with fire retardant chemicals so that it meets strict standards regarding flame spread and progressive combustion. Various treatment companies carry out the fire retardant treating of plywood by pressure impregnating the plywood after it is manufactured.

Structural, Insulated Foam Core Panels.  Rigid foam core panels (also known as “structural, insulated foam core panels”, or SIPs) provide the basis for a relatively new form of building construction in the United States.  This building construction is done without the use of the more common 2'x4' stud wall construction.  SIPs are formed by laminating 4”–6” of expanded polystyrene (foam) between two sheets of 7/16” OSB.  Panels may be any size from 4’x8’ to 8’x24’ in dimension.  The structural strength of SIPs is provided in the skin, or “envelope” of the building.  It is in the interconnection of these panels, through splines and/or camlocks, that the strength of the building is actually enhanced over “stud wall” construction.

Advantages of stress skin panel building construction include: improved sheer strength; greater insulation properties (less energy required to heat and cool); less time to construct “in-the-field” (most of the building construction is completed within a factory); and, a closer match to designed building specifications (enhanced ability to precision build within a factory versus in the field).  All of these factors have served to enable SIP engineered buildings to obtain a greater and greater market share of single family and commercial building construction in the United States.

Blazeguard(R) provides an easily shipped, lightweight, impact resistant, paintable, interior wall surface to be used as the interior thermal wall in SIP production.  Blazeguard(R), in this application, replaces the use of gypsum wall board as the interior surface of the wall serving as the thermal barrier that is required.  Pyrotite, effectively is the layer that replaces the sheet rock. The 7/16" OSB remains unaffected as the structural membrane of the wall.  Pyrotite, itself, is more expensive that gypsum wall board, but when on site labor, shipping, and repair costs are taken into consideration, Blazeguard(R) is a very economic and effective alternative.

Uniform surface characteristics of the Pyrotite in addition to the ability to produce “jumbo” panels (up to 8' x 24'), are very important to the stress-skin panel industry.  Since Pyrotite will provide the interior surface of the walls of the building, having a uniform and attractive surface is considered a necessity for effective marketing in this industry.  Barrier’s semi-automated, direct applied manufacturing line has been engineered to accommodate jumbo panels as well as to provide for a very acceptable interior wall surface.

Blazeguard(R) (trademarked Firefinis(TM) by AFM) has been utilized in a variety of SIP applications in both commercial and light commercial buildings since the execution of the AFM supply agreement in 1996.  These projects have demonstrated Blazeguard’s versatility and value to this industry.

Fire Resistive, Structural Wall Assemblies.  Fire resistance is the ability of a material or an “assembly” of materials to prevent or retard the passage or heat or flame.  A fire resistance rating is the time, in minutes or hours, that a material or an assembly will prevent flame or high temperature (an increase of 325°F) from passing through.  Standard fire tests exist which rate either heat transfer through an individual panel or the longevity of a complete wall constructed and placed “under load”.  These fire tests are among the most stringent with respect to getting building materials accepted for particular uses.  Once completed, however, they provide a very powerful tool for marketing and sales.

Fire resistant wall assemblies are required by code where the containment of fire is desired either between dwellings or “use” units within a building or between structures.  Examples of where rated fire separation walls are required include: the party wall between units in multifamily residential construction; between a garage and living space in all residential buildings; walls in public buildings such as hospitals, day-care centers, and retirement homes; and, the exterior walls of buildings of defined hazardous “use groups”; or, the exterior walls of buildings within five feet of a property line.

The fire resistance rating of many fire-rated wall assemblies in the United States is provided through the use of gypsum wallboard (sheet rock).  Sheet rock is a readily available commodity panel product that is relatively inexpensive ($9-$12 per sheet).  As an alternative to Blazeguard(R), 1/2" sheet rock has very similar “burn through” ratings at less than one half the material cost per sheet.  Gypsum wallboard, however, is difficult to handle in some applications and damages easily in use.  Labor cost savings are provided when Blazeguard(R) is used in some applications which have been shown to offset some of the additional materials cost in comparison to sheetrock.  Generally if both sheetrock and plywood have been designed into a wall Blazeguard(R) has been found to be a lower cost alternative (labor included).

Gypsum wallboard has poor impact resistance and has very low structural strength. Gypsum wallboard, therefore, is only used in structural, load-bearing walls, or in walls that require impact resistance, if it is used in combination with structural sheathing or in combination with bracing techniques such as “sway” or corner bracing.  FRT is not utilized in fire resistive assemblies because its resistance to “burn through” is actually no better, and sometimes less, than untreated plywood.

For this reason, FRT cannot compete with Blazeguard(R) as an alternate structural component in these fire-rated wall assembles.  Blazeguard(R) is attractive to builders because it provides structural strength, impact resistance and fire resistance all in a “one-step” application process.  Additionally, Blazeguard(R) withstands the dynamics of the jobsite environment (rain, heat, and handling) better than either sheetrock or FRT.

Commercial Roof Decks.  Most of the materials utilized to build the roof decks in commercial buildings are required to be “non-combustible”.  There are, however, certain criteria regarding building height, number of stories, square footage, and building use/occupancy that if met, allow the use of alternative products such as FRT as: “...an acceptable material”.  In addition to meeting these very specific criteria, which are interpreted differently within each code jurisdiction, these alternative products require the approval of the most local building code official when the building plans are submitted.

Blazeguard(R) has been used as an alternative to FRT plywood in commercial roof deck applications where FRT had been accepted as an alternative to a non-combustible requirement.  Specific projects include a variety of school buildings as well as the roof deck in the Henry Ford Retirement Complex in Dearborn, Michigan, and the Merck Day-Care Center in Maryland.

Specialty Applications.  In addition to such specialty, value added opportunities such as mezzanine floors, and interior liner panels for remote equipment shelters, Blazeguard(R) also has continuing opportunity in the area of interior wall surfaces (school corridor walls, prisons, hospitals, etc.) and fire rated packaging.  Surface characteristics are important to interior finish walls, as well as shelving and packaging applications.  Tens of millions of square feet of fire resistant and impact resistant building materials are required for this industry annually.  Blazeguard(R) provides an attractive and economical alternative to fire rated plastics (Class A FRP); fire rated particleboard, and intumescent paints in these markets.

United States vs. Foreign Sales/Assets

During Fiscal 2002, all sales was in the United States.  During Fiscal 2001, $180,000 of sales revenue was generated in Japan with the rest in the United States.  During Fiscal 2000, all sales revenue was generated in the USA.

At 6/30/2002 and 6/30/2001, $1,208,895 and $1,397,536 of the assets were located in the United States and $1,096 and $112,520 were located in Canada, respectively.

Seasonality

The building products industry in the United States does experience seasonality with housing starts generally depressed in winter months.  Barrier’s Blazeguard(R) product, however, is sold in housing markets that have excellent winter business, including the state of Florida. Also, much of the modular housing, including the foam core panel market, performs a considerable amount of their required construction inside factories. Since the work is done within protected environments they tend to be less impacted by the winter season than typical building projects. Seasonality, therefore, is not considered to be a major impediment to Barrier’s success in the US market place.

Dependency upon Patents/Licenses/Contracts/Processes

All of the patents that deal the Pyrotite technology, whether those patents deal with “surface applied” or integral technology have been assigned to the Pyrotite Corporation.  Neither Barrier, nor its subsidiaries, holds patents.  Patent and technology rights are provided via the 1996 License Agreement with Pyrotite Technology Corporation.  Barrier utilizes patented manufacturing technology that is licensed to them by Pyrotite Corporation, as well as manufacturing know-how and trade secrets that have been developed and are closely protected by Barrier.

The manufacturing process for the Blazeguard(R) product is totally protected by patents, licenses, contracts for sale and trade secrets in the production process. International Barrier Technology, Inc. and Barrier Technology Corporation are, in that regard, totally dependent upon these things for success in the business.

All employees are required to sign a Confidentiality Agreement that incorporates a “do not compete clause”.  As these clauses pertain to Barrier’s employees at the US operations, they have been drafted to conform to the strictest interpretation under Minnesota law.

Through the 1996 License Agreement, Barrier holds the exclusive rights to utilize Pyrotite manufacturing technology in the USA.  Barrier also holds the exclusive right to market and sell Pyrotite products in the USA.  For that right, the license agreement stipulates that Barrier will pay a 5% royalty to Pyrotite Corporation quarterly, with a minimum annual royalty of US$100,000.

The license agreement segregates the Pyrotite technology into two categories: surface applied and integral.  Surface applied technology refers to a process where Pyrotite materials are applied to the surface of another building material. Integral technology refers to a manufacturing process where the Pyrotite materials are incorporated uniformly inside the building material as it is being manufactured.  Pyrotite Corporation elected to reserve the rights to the “integral” technology.  For that right, and for as long as they choose to exercise that right, Pyrotite Corporation reduces the royalty paid by Barrier from 5% to 3% and the minimum annual royalty from US$100,000 to US$50,000.  Additionally, Pyrotite Corporation has agreed to pay Barrier a royalty of 3% of sales on any integrally treated product sold or manufactured in the US.  License fees revenue is recognized when the licensor records the sale of products.

Both companies have the “right” to sublicense their “respective” rights to the Pyrotite technology, with approval from the other party.  In other words, Barrier has the right to sublicense the rights to the “surface applied” products in the USA and Pyrotite has the right to sublicense “integral rights” as long as the other party provided written permission.  Sublicense agreements have specified royalty fees associated with them.  The fee is 40% of any downpayment and an additional 3% of gross sales due to the “other party”.

Both companies have the “right” to sublicense the Pyrotite technology, with approval from the other party.  Sublicense fees carry a 40% royalty payment due to the “other” party.

Pyrotite Corporation is required to keep all patents in “good standing” and to protect the patents/technology if it is found that infringements might have occurred.  The license agreement term lasts until 1/1/2015.  After that date, Barrier receives the irrevocable right to utilize the technology royalty free.

Rights to expand the territory defined in the 1996 License were provided in a letter dated 6/1/1999.  Effectively, Barrier was granted the rights to market and sell Pyrotite based products in Japan on a “temporary” basis with a “first right of refusal” on the long term rights should another party become interested.  AFM Corporation was defined as Barrier’s agent in Japan because of their relationship and existing manufacturing presence their.

The territory expansion agreement represented a good faith trial to see if the Pyrotite products might have a significant opportunity in Japan.  While there seemed to be initial interest, sales to Japan have fallen dramatically since January 2001.  As a result, the Japanese market is not considered of material interest at this time.

Barrier is precluded from engaging in competitive business (fire-rated building products that contain a chemical constituency similar to the Pyrotite formulation) for the life of the License Agreement and for three years subsequent to the termination of the License Agreement.  Pyrotite has cause for termination if Barrier does not pay its required royalty, discontinues the manufacturing of the products, or declares bankruptcy.

Sources/Availability of Raw Materials

Material Effects of Government Regulations

All of the raw materials utilized in the manufacturing process are widely available and government regulations concerning these materials or their availability, do not have a material affect on our business.

4.C. Organization Structure

Incorporation and Name Changes

The Company was incorporated in British Columbia under the British Columbia Company Act on 7/10/86 under the name "Barrier Technology Inc.”; the name was changed to International Barrier Technology Inc. on 3/11/1996.

Subsidiaries:

The Company has two wholly-owned subsidiaries:

a) Pyrotite  Coatings  of Canada Inc.

   incorporated in British Columbia on 7/10/1986

b) Barrier Technology Corporation

   incorporated in Minnesota, USA on 5/8/1996

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 800 sq. ft. at 750 West Pender Street, #604, Vancouver, British Columbia  Canada V6C 2T7.  The Company began occupying these facilities in August 1992.

The Company’s operating and manufacturing facilities are located in leased premises at 510 Fourth Street N., Watkins, Minnesota. Barrier engaged in a 20-year “capital lease” beginning 6/1/1995.  The lease allows Barrier to purchase the facility for a small “transfer fee” once the 20-year lease is up and the industrial development bonds the City of Watkins issued to fund the project are paid in full.

The production plant itself is 22,000 sq.ft. with an ample covered loading dock and an active railroad siding.  Attached to the production plant is an office building containing approximately 2,500 sq.ft. of office space and lunch/locker rooms for the hourly employees.  These premises provide adequate space for the near future.

The manufacturing process includes a batch mixing station, an automated spray apparatus, and a set of infra-red curing ovens. The product being treated is carried automatically through the system on conveying chains and rollers.  The line has been designed to run at a maximum of ten lineal feet per minute.  The line has been designed to run materials through at a net width of eight feet.  At full speed, the line has the capacity to produce approximately 10 million sq. ft. per shift.  On three full shifts, operating at 100 percent efficiency, the existing production line could produce nearly 30 million square feet per year.

Currently, the production line is running between 65% and 70% efficient (6.5 – 7.0 feet per minute).  The slower line speed allows for better quality control and still more than adequately allows Barrier to produce the required amount of product that has been sold to date.  Barrier is confident that as market demand increases there will be sufficient idle capacity to accommodate it in the near term.  Additional lines will be added as the market demands additional capacity. The existing building has the space for one additional line.  Other capacity will be added in other facilities as needed.  It is presumed that these new facilities will be strategically located near captive markets.

The production process for the Pyrotite technology contains no hazardous or controlled substances that raise environmental concerns.  The majority of materials used in the production of Pyrotite are naturally occurring and are therefore landfillable locally.  Handling instructions for Barrier’s finished product are no more stringent than those required for handling other wood based building products.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 6/30/2002, 6/30/2001 and 6/30/2000 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Overview

Sales reported for year ended 6/30/2002 were $1,860,167 representing a 24.4% increase over the previous year.  New market developments continue to provide opportunity for future sales.  These markets involve modular buildings: as interior “painted” walls in remote equipment shelters; and, as a part of a fire-rated roof deck assembly for modular/commercial applications.  Barrier continues to experiment with process technology needed to utilize our existing production equipment to spray apply an epoxy paint system over the top of Blazeguard.  This panel will compete directly with plastic overlaid (FRP) panels in a variety of applications, including: commercial kitchens and bathrooms; as well as, corridor walls in minimum-security prisons, hospitals, and schools.  Recent building code interpretations have made a fire rating in these markets even more of a necessity. Plastic burns readily with dangerous “smoke-developed” properties making it a dangerous choice even if used in combination with fire-rated sheet rock. Barrier’s Blazeguard product provides a cost effective alternative to plastic/sheet rock overlaid panels but Blazeguard needs to be finished with a surface coating that will compete in serviceability to plastic.

The Tnemec Paint Company, a respected producer of paint systems for commercial applications in the United States, has been instrumental in helping Barrier develop the appropriate finishing/painting technology required to provide a panel that meets the needs of the remote equipment shelter market.  Barrier has prepared samples utilizing existing equipment in the manufacturing facility in Watkins, Minnesota.

Barrier believes that this panel will compete favorably with plastic overlaid panels, at similar pricing, but have the advantage of being “Class A” fire rated. Barrier intends to continue its work with the Tnemec Paint Company to grow sales in this market through 2003.

Barrier has continued the development of a rated roof assembly for modular/commercial building applications.  Work that had started in 2001 with TruFast Inc., a company that manufactures screws and nails for the mobile/modular industry, has continued with the support of Mulehide Building Systems, Inc. (a subsidiary of ABC Supply, Inc.).  Mulehide carries a variety of “private-labeled” materials that are currently used in mobile/modular roofing systems including adhesives and surface membranes.  Blazeguard will provide an integral portion of a new commercial roof system Mulehide plans to market in 2003.  Extensive fire and wind load testing has already been completed.  Final R&D testing is scheduled for December 2002.  Once the R&D tests are complete, Barrier and Mulehide will work together to have a rated “system” listed by UL (or another independent testing and listing laboratory in the US).  Barrier and Mulehide plan to have significant sales develop in this market by yearend 2003.

Barrier’s existing market applications continue to provide the basis of sales and fund the current cash flow requirements of the Company.  New construction in multi-family residential building projects has emerged as our largest and most stable market.  Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the best US market for the Blazeguard product.  Sales into the Florida market increased by 50,000 square feet (11%) this fiscal year.  Sales for 2003 are expected to grow at an even higher rate.

The Lowe’s Contractor Yard’s have continued to convince multi-family development contractors to use Blazeguard.  Sales in Fiscal 2002 were up nearly 200,000 square feet over the previous year (+78%).  Even with the slow building months that occurred subsequent to the September 11th disaster, Lowe’s has built an expanded market share.  Blazeguard continues to be the only fire-rated sheathing the Lowe’s Company has approved to sell.  While Barrier’s current business has been nearly exclusive to the Contractor Yard Division of The Lowe’s Company, increased interest has been shown by the Lowe’s Home Center Distribution Yards.  Many of the nearly 500 stores Lowe’s has have commercial sales departments that cater to the builder community.  These commercial sales departments periodically have teleconferencing meetings where business and new products are discussed.  In the past few months, Blazeguard has been discussed during a teleconference meeting. Each time this happens, Barrier receives numerous calls from all over the country. As interest continues to build in the Lowe’s Home Center network, it is likely that Lowe’s will elect to inventory Blazeguard at Central inter-company distribution centers.  These centralized distribution centers serve to minimize transportation and handling costs to the Home Center Stores making it more economic to carry the Blazeguard product in less than full truckload quantities (LTL).  Blazeguard is now inventoried at nine Contractor Yard locations, up from five in 2001.

Manufactures Reserve Supply, Inc., Barrier’s wholesale lumber distributor in New Jersey and eastern Pennsylvania continues to be a significant and important customer.  Their business, however, remains focused on FRT “roof replacement” projects at the expense of exciting opportunities in new construction.

Many of the remaining FRT replacement projects have already been completed and the State of New Jersey has terminated their program of funding FRT replacement projects with public money.  Consequently, sales into this geography have fallen. In Fiscal 2000, MRS purchased 1.04 million sq.ft., or 50 percent of Barrier’s total sales for that year. For Fiscal 2001, that total had declined to 679,000 sq.ft., or 32 percent of Barrier’s total sales.  For Fiscal 2002, the volume shipped held relatively steady, falling 3.8% to 652.900 sq.ft or 36.8% of sales. Barrier has communicated the importance of establishing a “new construction” focus to MRS’s Blazeguard sales and marketing efforts in the coming year.  MRS has expressed their willingness to improve in this endeavor.

Finally, Barrier contracted with a manufacturers representative company covering the State of Florida beginning 1/1/2002.  These sales agents have represented Barrier since that time and have been successful in gaining the technical expertise required to solicit architectural specification of the Blazeguard product line.  Barrier expects to add significant sales as these representatives begin to make calls on architects and multi-family builders in the Florida market. This relationship will provide a prototype for similar relationships to be created in other geographies.  Barrier believes that the building products distribution network requires committed sales representation accountable directly to the manufacture to maximize sales.

Subsequent Events

In August 2002, the Company’s shares were listed for trading on the NASD Electronic OTC Bulletin Board, under the symbol ITBGF.OB.

MD&A -- Fiscal 2002 Ended June 30, 2002

Sales reported for year ended 6/30/2002 were $1,860,167 representing a 24.4% increase over the previous year.  Gross profit on sales was stable at $439,139 with a gross margin of 23.6% compared to a gross margin of 29.4% for last fiscal year.  Barrier reported a ($317,041) net loss for Fiscal 2002 compared to a net loss of ($453,979) in the previous year.  Cash flows from operating activities were $42,739 for Fiscal 2002, an increase of $294,832 over the prior year.

Sales as measured by surface footage of product shipped decreased to 1.77 million square feet from 2.15 million square feet, a decrease of 17.7%.  The reason volume decreased while dollar sales increased is due to a changing mix of product, moving towards higher margin sales.  A significant amount of discount-priced product was shipped during Fiscal 2001, destined for Japanese markets; sales to Japanese markets dropped from 710,840 square feet in Fiscal 2001 to 69,850 square feet this year; a reduction in sales of 90.2%.  Sales volume in the United States actually increased this year by 18.4% to 1,703,000 square feet from 1,438,520 square feet.

Cost of goods sold increased to $1,421,028 from $1,055,351 (34.6%).  Barrier now purchases all of the wood sheathing used in the production of Blazeguard, except for that destined for Japan.  The cost of sheathing, therefore, in this year was based on purchases of 1.7 million square feet versus 1.4 million square feet last year.

Operating expenses in the current year declined to $112,704 from $162,525 in the previous year.  Operating costs include $36,082 in research and development and $78,385 in license fees for the US rights to the Pyrotite technology.  License fees are 3% of gross sales with a $50,000 US minimum.

General and administrative expenses decreased to $467,751 from $561,594 last year. Barrier did not incur any investor relations costs this year compared to $28,890 last year.  Foreign exchange decreased $61,074 as compared to the previous year. There was an increase in accounting and audit fees of $12,404 as Barrier continues to use an outside accounting firm for bookkeeping for the US operation.  Travel and promotion fees declined as less travel in support of the business occurred. Filing fees increased this year as a result of acquiring approval to list the Company’s shares for trading on the NASD Electronic OTC Bulletin Board.

There were no changes to the Company’s board of directors during the year. Related party charges for wages, management fees and interest on loans increased to $198,605 for the current year compared to $192,743 in the prior year.

MD&A -- Fiscal 2001 Ended June 30th

Revenue reported for the fiscal year was $1,495,608.  While sales revenue fell 12.6% compared to last year, sales as measured by volume shipped were up about 3.9% to a total of 2,150,000 sq.ft.

However, sales for the three-month-period ended 3/31/2001 declined $100,464 to a quarterly total of $362,952.  Sales for the three-month-period ended 6/30/2001 declined $116,543 to a quarterly total of $243,517.  These sales revenue reduction was due to a decline in Blazeguard(R) sales volume shipped for the last half of the fiscal year.  In the first half of the fiscal year, Barrier shipped a volume of 1,3120,00 sq.ft. with nearly 475,000 sq.ft. being shipped to Japan.  In the second half of the fiscal year a total of 832,200 sq.ft. was shipped with less than 100,000 sq.ft. being shipped to Japan. The two main reasons for the decline in sales from the first half compare to the second half were the harsh winter weather conditions experienced in the Northeastern US and the declining economy in Japan and the USA.

Target Markets             Approximate FY2001 Percentage of Sales

Multi-family residential roof decks                           70%

Structural Insulative Panels                                  25%

Fire resistive wall assemblies                                 2%

Commercial roof decks                                          2%

Specialty Applications                                         1%

Gross profit margin (gross profit divided by sales revenue) slipped to 29.4% for Fiscal 2001 compared to 29.6%, positively reflecting the improvements to the manufacturing facility and the changing product mix and negatively reflecting slowed shipments and introductory pricing to help AFM launch the SIP building technology to some of the largest home builders in Japan.  Research/Development expenses were stable at $84,493 vs. $84,779.  Royalty fees fell to $75,895 versus $76,365, reflecting the 15% reduction in fire retardant treatment costs (TSO). Barrier does not pay royalty on the cost of the plywood or oriented strand board sheathing that is used as the substrate panel for Blazeguard.  While some of Barrier’s customers purchase their own substrate, some customers prefer that Barrier provide this service.  While the “pass through” cost of the substrate is reflected in the sales portion of the financial statement, the costs are not included in the formula (3% of TSO sales) used to determine royalty owed in that period.

The Company reported a consolidated net loss of ($428,872) or ($0.04) per share for Fiscal 2001 compared to a loss of ($290,638) or ($0.04) per share for last year.

Fiscal 2000 Ended 6/30/2000

Revenue reported for Fiscal 2000 was $1,642,823 representing an 8.5% improvement over the previous year.  However, based on volume, sales decreased slightly (less than 2%), reflecting the fact that the production line was shut down for five weeks to install the automated equipment.

Gross profit margins were 30.8% compared to 31.7%.  The decrease was related to the fact that Barrier began to offer a slightly reduced treatment service only (TSO) price for oriented strand board (OSB) in an effort to encourage our distribution network to “push” this product.  OSB lays “flat” on the production line and therefore runs more efficiently than plywood.  Also, its raw cost is generally significantly under plywood in the market place making it a more price competitive Blazeguard product.

Sales are continuing to increase in new multi-family residential developments. This shift is a very positive one for the business.  Roof replacement projects are cyclical with the majority of projects being performed in the summer months.  In contrast, new construction tends to occur throughout the year and is not so heavily focused on summer months.  In addition, many of the developers that have been adopting Blazeguard(R), as their fire rated sheathing of choice are located in the southeastern United States where winter building slowdowns, due to weather constraints are rare.

Marketing and sales efforts continue in Japan through our foam-core panel business partner, AFM Corporation.  AFM Corporation has established a business relationship between two Japanese homebuilder companies and their Japanese affiliate, AFM Japan, Inc.  AFM Japan has completed the required fire testing and marketing efforts necessary to incorporate Blazeguard(R) into the R-Control panel line being introduced by these Japanese builders.  Blazeguard(R) will begin to be used in limited single-family housing projects this fall.

The Company reported “approved vendor” status with the Lowe’s Company last year. Lowe’s is the second largest distributor of building products in the United States and is the largest distributor in the 27 eastern US states.  The Lowe’s Contractor Yard’s is a Division of Lowe’s that targets the builder/ contractor specifically. Blazeguard(R) is the only fire-rated sheathing approved for sale by the Lowe’s stores because of the residual concerns over the structural “failure” of other fire retardant treated plywood.  Sales to the Lowe’s Contractor Yard’s doubled this fiscal year to approximately 330,000 sq. ft.  The states that Lowe’s has made the greatest inroads to date include Virginia, Maryland, North Carolina and South Carolina.  The Company and Lowe’s anticipate continued Blazeguard(R) sales increased next year.

Capital production line improvements were completed early in June 2000. Production was halted completely on 4/21/2000 to allow for the machinery upgrades required. Production “start-up” activities began on 5/22/2000.  While this capital project had a negative impact on sales for Fiscal 2000, it has served to greatly enhance future production efficiencies.

These capital production line improvements replaced “hand-held” sprayers with automated reciprocators.  In addition, curing ovens were doubled in length to accommodate increasing line speeds from 4 feet per minute to 8 feet per minute. This automation will not only improve the uniformity of the application of the Pyrotite materials to the plywood or OSB substrate but will also double the lineal throughput (capacity) of the process and minimize waste.  Maximum capacity has doubled to nearly 24 million square feet per year (8 million per shift); the amount of waste has been reduced by half.

Our foam-core panel business partner, AFM Corporation, agreed to provide US$75,000 in a low interest delayed payment loan to help fund production line improvements.

Research/Development expenses rose 23% to $84,779 because of additional fire testing and development work required to bring the OSB substrate to the market place and direct applied integrated within the operating technology of the production process.  Royalty’s fees fell slightly to $73,655 vs. $75,600.

Administrative expenses fell 6% to $633,638 primarily because of decreased wage/benefit costs and lower interest charges.  Wage/benefit expenses fell 32% to $184,945 because Barrier obtained a reduced rate for the required unemployment insurance.  In addition, fewer employees are required to operate the direct applied, automated technology.  Therefore, fewer employees are eligible for payroll benefit programs such as health and dental insurance or holiday pay. Interest charges fell 16% to $105,515 because Barrier was able to reduce short-term debt and pay fewer penalty fees for late pay on certain AP items during the fiscal year.  Offsetting these lower costs were higher amortization expenses that rose 21% to $145,001, reflecting an increase in capital and depreciation of those assets.  Legal expenses tripled to $15,154 because of the legal work required to prepare the documents for the sale of equity to raise operating capital required to run the company and to install the equipment for the automated spray line.

The Company reported a consolidated net loss of ($290,638) or ($0.04) per share for Fiscal 2000 compared to a loss of ($348,823) or ($0.06) per share for Fiscal 1999.

Liquidity and Capital Resources

Fiscal 2002 Ended 6/30/2001

The company had a working capital deficiency of ($703,915)as at 6/30/2002.  Cash Provided by Fiscal 2002 Operating Activities totaled $423739, including the ($317,041) Net Loss.  Significant adjustments included: $175,725 in amortization of capital assets and $184,055 in net changes in non-cash working capital items. Cash Used in Fiscal 2002 Investing Activities was nil.  Cash Used in Fiscal 2002 Financing Activities was ($42,739), including: $60,000 raised from the exercise of 600,000 directors’ stock options; ($57,781) decrease in bank indebtedness; ($26,452 decrease in capital lease obligations; ($14,704) decrease in long-term debts; and ($3,802) in unearned income.  Management believes that it will be necessary to raise additional working capital to provide for all planned requirements and anticipates that such funds will be provided through private sales of equity and loans from insiders, although all current negotiations are preliminary.

Fiscal 2001 Ended 6/30/2001

The company had a working capital deficiency of ($563,543) as at 6/30/2001.  Sales over the fiscal year were not sufficient to keep up with the need for operating funds.  Since it was apparent that an outside source of funds would be required to keep the operation solvent, Barrier raised $252,093 to be used for operating expenses in the US and Canada, through the exercise of stock options/warrants and increase bank indebtedness, while a majority of this money was sent to US operations, money was also held in Canada to cover public company expenses including legal, accounting, and administrative expenses.

Subsequent to 12/31/2000, the company re-priced 1,443,417 share purchase warrants from an exercise price of $0.20 per share to an exercise price of $0.10; these warrants were exercised in February 2001, raising $144,342.  Subsequent to 12/31/2000, the company re-priced 815,000 stock options from exercise prices of $0.27 and $0.25 per share to $0.10.  735,000 of these stock options were exercised in February 2001, raising $73,500.  Separately, 120,000 stock options were exercised in February 2001, raising $18,000.

Cash Used by Fiscal 2001 Operating Activities totaled ($252,093) including the ($428,872) Net Loss.  Significant adjustments included: $170,117 amortization of capital assets; ($31,889) foreign exchange expense; $6,782 amortization of deferred foreign exchange; and $31,769 in net changes in non-cash working capital items.  Cash Used in Fiscal 2001 Investing Activities was nil.  Cash Provided by Fiscal 2001 Financing Activities was $252,093, including, the $235,842 raised from the issuance of common shares discussed above.

Research and Development, Patents, and Licenses, Etc.

During 2002/2001/2000/1999/1998, the Company expended $36,082, $84,493, $84,779, $68,700 and $46,369 on research and development, respectively.  These expenditures were primarily for the manufacturing process conversions required to switch first from laminate to “direct applied” technology and then to the automated process. Barrier continues to expend resources on R&D in an ongoing effort to improve production efficiencies and quality.  In addition, Barrier is often faced with questions regarding the applicability of the Blazeguard(R) technology for ancillary markets (mezzanine floors, electrical equipment panels, modular housing, etc.). The requests to consider different market applications typically come from existing or potential customers and are taken very seriously.  To the extent that the inquiry requires expenditure of resources, these expenditures are charged to R&D.

Patents:

The Pyrotite Technology licensed by the Company is protected by US Patents: #4,661,398; #4,562,862; #4,818,595; and #5,434,200. The patents are held by Pyrotite Corporation, Seattle, Washington and licensed to International Barrier Technology, Inc.

Trademarks:

International Barrier Technology owns the registered trademark Blazeguard(R): US Trademark Registration No. 1,693,014.  Pyrotite Corporation owns the unregistered rights to the trademark name Pyrotite(TM).

For information regarding the Company’s licenses refer to ITEM 4.1, Information on the Company, History and Development of the Company, History and Development”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

December 15, 2002

_______________________________________________________________________________

                                                                        Date of

                                                                          First

                                                                    Election or

Name                       Position                          Age    Appointment

David J. Corcoran (1)(2)   Secretary/Administrator/Director   54      July 1986

Michael D. Huddy (1)(3)    President/Director                 50  February 1993

Victor A. Yates (1)(4)     Director                           56  November 1987

---------------------------------------------------------- --------------------

(1)  Member of Audit Committee.

(2)  He spends 10% of his time on the affairs of the Company.

(3)  He spends full time on the affairs of the Company.

     Business Address: c/o Barrier Technology Corp.

                           510 4th Street North, Watkins, Minnesota, USA  55389

(4)  Business Address: c/o International Barrier Technology Inc.

                           750 Pender Street, Vancouver, BC  Canada  V6C 2T7

_______________________________________________________________________________

David J. Corcoran, Corporate Secretary/Administrator and Director, is a member of the Institute of Chartered Accountants in British Columbia, Canada, with over twenty-five years of experience in industry and commerce.  Prior to 1976, Mr. Corcoran spent over five years gaining experience in marketing, sales and product distribution while he worked in sales with several major companies including Scott Paper and Bristol Myers.  His career in accounting began in 1976 when he joined Touche Ross and Company.  In 1979, he founded Corcoran and Company, Chartered Accountants.  From 1979 to 1990, his firm secured a wide variety of business clients whom he advised regarding their management and business planning.  In 1991, he joined the management of the Company on a full-time basis.  Mr. Corcoran brings to the organization specific business experience in both sales and public finance.  He has been an officer and director of the Company since it inception in 1986.

Michael D. Huddy, President and Director, joined the Company in February 1993 as President of the newly-formed US Subsidiary, Barrier Technology Corporation.  Dr. Huddy was elected President of the Company and a Director in July 1994.  Dr. Huddy had been in charge of marketing and sales of Blazeguard(R) with Citadel and Weyerhaeuser.  He was part of Weyerhaeuser’s research/development team established to develop the Blazeguard(R) product.  Dr. Huddy brings sales, marketing and general management experience.  He joined Weyerhaeuser’s Architectural Products Group in 1988, after two years as General Manager of Weyerhaeuser’s Northwest Hardwoods operations in Wisconsin.  Before joining Weyerhaeuser, Dr. Huddy worked for Crown Zellerbach Corporation for seven years.  Dr. Huddy holds a Bachelor of Science degree in Biological Sciences with a minor in Chemistry from Lake Superior State College; a Masters of Science degree in Resource Administration; and a Ph.D. in Natural Resource Economics with a minor in Business Management from Michigan State University.

Victor A. Yates, Director, is a self-employed businessman involved in real estate, construction of multi-family and commercial developments.  He holds a degree in Real Estate Appraisal and is a Licensed Real Estate Agent.  He 25 years experience in operating a variety of business ventures brings to the Board an entrepreneurial and construction and financial perspective.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors with management service contracts but without term of office, except as disclosed in ITEM #6B below.

Despite the Company’s Secretary/Administrator spending material portions of this time on businesses other than the Company, the Company believes that he devotes sufficient time to the Company to properly carry out his duties.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.  There are no family relationships between any two or more Directors or Executive Officers.

6.B.  Compensation

Cash Compensation.  Total compensation paid/accrued (directly/indirectly) to all Directors/Senior Management during Fiscal 2002 ended 6/30/2002 was CDN$177,093, including CDN$141,093 paid to Michael D. Huddy, President and CDN$36,000 paid indirectly to David Corcoran (refer to ITEM #7B).

Michael Huddy provides his services pursuant to a management agreement dated 2/13/1993; the terms of the agreement have been revised although no new formal agreement has been signed.  The current terms require that Mr. Huddy provide full-time service to Barrier in an executive capacity (CEO) and to be fully responsible for Barrier’s activities in the USA.  The original agreement was for a term of four years but was to renew automatically ever two years unless written notice of the intent to terminate was given by either party to the other.  Terms of compensation are to be given prior to any renewal period.

The employment agreement specifies employer termination provisions including: material breach of any provision of the contract; inability to perform the duties under the agreement; fraud or serious neglect or misconduct; personal bankruptcy.

The duties are complete as to those of a Chief Executive Officer (President) and include: Administration of the day to day affairs of the Employer Development of Financial, manufacturing, and marketing plans; Communication with Employer and Shareholders on a timely basis; and, Formulation and execution of a proposed budget approved by the Employer.

The Employment Agreement contains a Confidentiality Provision that precludes the sharing of confidential information to third parties not requiring the information to conduct business with Barrier.  The confidentiality provision extends beyond the time limit of the agreement until the information or knowledge becomes part of the public domain.

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

Other Compensation.  No Executive Officer/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met once in Fiscal 2002 and anticipates meeting at the 12/11/2002 Annual Meeting.  The current members of the Audit Committee are: David Corcoran, Michael Huddy and Victor Yates.

6.D.  Employees

As of 12/15/2002, the Company had eleven active employees, including the two Senior Management.  As of 6/30/2002, 6/30/2001, 6/30/2000, and 6/30/1999, there were 11, 11, 13, and 17 employees (including the Senior Management), respectively. None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 4 lists, as of 12/15/2002, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 4

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                              Amount and Nature   Percent

   of                                                  of Beneficial        of

Class    Name of Beneficial Owner                          Ownership   Class #

------------------------------------------------------------------------------

Common   David Corcoran (1)                                2,563,215     18.7%

Common   Michael Huddy (2)                                 1,512,607     11.2%

Common   Victor Yates (3)                                  1,307,229      9.6%

Total Directors/Officers                                   5,383,051     39.5%

------------------------------------------_-----------------------------------

(1)   565,000 represent currently exercisable stock options.

    1,998,215 shares are held indirectly through Corcoran Enterprises Ltd.,

              a private company controlled by Mr. Corcoran.

       42,807 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

    Excludes 192,555 shares owned by members of his family, where he disavows beneficial interest and does not have voting or disposition control.

(2)   315,000 represent currently exercisable stock options.

(3)   430,000 represent currently exercisable stock options.

      877,229 shares are held indirectly through Continental Appraisal Ltd.,

              a private company controlled by Mr. Yates.

    Excludes 668,290 shares owned by members of his family, where he disavows beneficial interest and does not have voting or disposition control.

#   Based on 13,138,355 shares outstanding as of 12/2/2002 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company has no formal written stock option plan.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The TSX Venture Exchange policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX Venture Exchange where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX Venture Exchange where:

(a) grant of incentive stock options could result at any time in:

(i)   the Company having options outstanding to insiders which, in aggregate,

      are exercisable to acquire over 10% of the outstanding common shares of the Company; or

(ii)  the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the

      Company; or

(iii) the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or

(iv)  the issuance to any consultant of common shares which, in aggregate,

      exceed 2% of the outstanding common shares of the Company; or

(b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

The program authorizes the Board, or a committee thereof, to grant stock options from time to time to officers, directors and employees of the Company and its affiliates.

Under the program, stock options are non-assignable and may be granted for a term not exceeding ten years.  The exercise price of a stock option may not be lower than the closing price of the Common Shares on the TSX Venture Exchange on the business day immediately preceding the date the Option is granted.  If an optionee ceases to be an officer, director or employee of the Company other than by reason of the death of such optionee, any outstanding stock option held by such optionee will expire one month after the date of termination of service, or such later date as the Board may determine.  In the event of the death of an optionee, any outstanding stock option held by the optionee will be exercisable by such optionee’s representatives for a period of twelve months after such death.

No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The Board in certain events, as to exercise price and number of Common Shares, to prevent dilution or enlargement, may adjust outstanding stock options.

Although the Company has the right to create a multi-year vesting schedule, all existing granted stock options were vested upon granting.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 5 as of 12/15/2002, as well as the number of options granted to Directors and all employees as a group.

Table No. 5

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                             Number of Shares of    CDN$

                                          Common    Exer.       Grant  Expir’n

Name                                       Stock    Price        Date     Date

------------------------------------------------------------------------------

David Corcoran                           150,000    $0.10     2/28/01  2/28/03

Victor Yates                              15,000    $0.10     2/28/01  2/28/03

Michael Huddy                            315,000    $0.10     2/28/01  2/28/03

David Corcoran                           415,000    $0.10     6/05/02  6/05/07

Victor Yates                             415,000    $0.10     6/05/02  6/05/07

Total Officers/Directors               1,310,000

Total Employees/Consultants                  ---

Total Officers/Directors/Employees     1,310,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct holdings of common shares, refer to Table No. 7 for additional information.

_____________________________________________________________________________

                       Shares      Shares      Shares      Shares      Shares

                        Owned       Owned       Owned       Owned       Owned

                    6/30/2002   6/30/2001   6/30/2000   6/30/1999   6/30/1998

David Corcoran      1,998,215   1,798,215   1,385,954     585,992     585,992

Michael Huddy       1,197,607   1,197,607   1,197,607     731,894     731,894

Victor Yates          877,229     676,229     479,490     277,890     277,890

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 11/6/2002, the Company’s shareholders’ list showed 13,138,355 common shares outstanding and 132 registered shareholders, with 10,725,771 shares owned by forty-seven registered shareholders resident in Canada.

The Company has researched the indirect holding by depository institutions and estimates that there are about 425 "holders of record" resident in Canada, holding the aforementioned 10,725,771 common shares.  The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are about 300 "holders of record" resident in the United States, holding 2,314,385 common shares.  “Holders of record” include primarily individuals/corporations and exclude depository institutions and stockbrokerage firms.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has approximately 750 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Development of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary ---

7.B.  Related Party Transactions

Participation in October/November 1999 Debt Settlement

Pursuant to agreements dated 11/3/1999, the Company issued 1,551,495 shares at a deemed price (fair market value) of $0.15 per share for aggregate debt of $232,724, including 1,451,495 shares and $217,724 debt to the following Officers/Directors:

Name                               Shares                    Debt

Corcoran Enterprises Ltd. (1)     790,387                $118,558

Michael Huddy                     402,721                $ 60,408

Continental Appraisals Ltd. (2)   258,387                $ 38,758

(1) Controlled by David Corcoran

(2) Controlled by Victor Yates

Participation in October/December 1999 Private Placement

The following related parties participated in the October 1999 private placement of 2,000,000 units at $0.15 per unit.

Name                               Shares                    Debt

Corcoran Enterprises Ltd. (1)     327,163                 $49,075

473240 B.C. Ltd. (2)              324,486                 $48,672

Continental Appraisals Ltd. (3)   104,934                 $15,740

Selma Yates (4)                   222,230                 $33,334

(1) Controlled by David Corcoran

(2) Controlled by Michael Huddy

(3) Controlled by Victor Yates

(4) Wife of Victor Yates

David Corcoran, Corporate Secretary-Administrator/Director

Mr. Corcoran is compensated for his managerial services to the Company indirectly through Corcoran Enterprises Ltd., a private company controlled by Mr. Corcoran. During Fiscal 2002/2001/2000, $36,000, $36,000, and $36,000, were paid/accrued to Corcoran Enterprises Ltd., respectively.

In addition, stock options intended for Mr. Corcoran have been granted to Corcoran Enterprises Ltd.  During Fiscal 2002/2001/2000/1999/1998, 415,000, 450,000, and 335,000 stock options were granted to Corcoran Enterprises Ltd., respectively.

Funds Owed to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest/non-interest-bearing advances and convertible promissory notes.  Funds owed totalled:

Name                               6/30/2002  6/30/2001  6/30/2000  6/30/1999

Corcoran Enterprises Ltd. (1)        $39,515    $34,000    $31,562    $62,527

Corcoran Enterprises Ltd. (1)       $112,741   $71,300    $38,294    $96,823

473240 B.C. Ltd. (2)                 $36,487    $34,000    $31,562    $89,645

Michael Huddy                        $ 1,513    $ 1,375    $ 2,221        ---

Continental Appraisals Ltd. (3)      $27,000    $23,600    $31,562    $77,527

(1) Controlled by David Corcoran

(2) Controlled by Michael Huddy

(3) Controlled by Victor Yates

Interest Payable to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest/non-interest-bearing advances and convertible promissory notes.  Interest payable totalled:

Name                               6/30/2002  6/30/2001  6/30/2000  6/30/1999

Corcoran Enterprises Ltd. (1)         $8,305     $5,045     $3,273    $15,172

Corcoran Enterprises Ltd. (1)        $11,462     $3,000     $1,911    $ 4,908

473240 B.C. Ltd. (2)                 $11,998     $8,898     $1,911    $ 4,908

Continental Appraisals Ltd. (3)       $5,160     $3,000     $1,911    $ 4,908

(1) Controlled by David Corcoran

(2) Controlled by Michael Huddy

(3) Controlled by Victor Yates

Victor Yates, Director

Stock options intended for Mr. Yates have been granted to Continental Appraisals Ltd., a private company controlled by Mr. Yates.  During Fiscal 2002/2001/2000/1999/1998: 415,000, 315,000, 200,000, nil, and nil stock options were granted to Continental Appraisals Ltd., respectively.

Michael Huddy, President/Director

In the past, Mr. Huddy utilized 473240 B.C. Ltd. to facilitate the advance of funds to the Company and other inter-company transactions, including the holding of common shares of the Company.  473240 B.C. Ltd. was a private company controlled by Mr. Huddy.  This private company was terminated in 2000 and all Company common shares being held were sold to Mr. Huddy at the current market rate applicable at the time.  During Fiscal 2002/2001/2000: nil, 315,000, and 200,000 stock option were granted.

Other than as disclosed above, there have been no transactions since 6/30/1999, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel  --- Not Applicable ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Amisano Hanson, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

for Fiscal 2002 , Fiscal 2001, and Fiscal 2000

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statement.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, under its former name Barrier Technology Inc. in September 1986.  The current stock symbol is “IBH”. The CUSIP number is #458968-10-4.

The Company’s common shares began trading on the NASD Electronic Bulletin Board in August 2002 under the symbol IBTGF.OB.

Table No. 6 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last eight fiscal quarters; and the last five fiscal years.

Table No. 6

TSX Venture Exchange

 Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

Period                                                        Canadian Dollars

Ended                                 Volume            High     Low   Closing

Monthly

11/30/2002                             9,000           $0.15   $0.08     $0.08

10/31/2002                             8,280            0.10    0.10      0.10

 9/30/2002                               990            0.10    0.08      0.10

 8/31/2002                               nil            0.10    0.08      0.10

 7/31/2002                           239,600            0.10    0.06      0.08

 6/30/2002                            33,000            0.10    0.08      0.08

------------------------------------------------------------------------------

Quarterly

 6/30/2002                           180,220           $0.10   $0.05     $0.08

 3/31/2002                            28,100            0.09    0.07      0.08

12/31/2000                             3,100            0.09    0.07      0.09

 9/30/2001                           118,100            0.13    0.13      0.13

 6/30/2001                           380,250            0.10    0.08      0.08

 3/31/2001                           395,221            0.15    0.08      0.10

12/31/2000                           836,713            0.15    0.08      0.09

 9/30/2000                           327,885            0.19    0.12      0.15

------------------------------------------------------------------------------

Yearly

 6/30/2002                           329,520           $0.13   $0.05     $0.08

 6/30/2001                         1,940,069            0.19    0.08      0.08

 6/30/2000                         4,442,428            0.48    0.08      0.20

 6/30/1999                           506,900            0.29    0.06      0.09

 6/30/1998                         1,090,431            0.39    0.18      0.29

______________________________________________________________________________

______________________________________________________________________________

Table No. 7 lists the volume of trading and high, low and closing sales prices on the NASD Electronic Bulletin Board for the Company's common shares for: the last four months.

Table No. 7

NASD Electronic Bulletin Board

 Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                            US Dollars

   Ended                               Volume           High     Low   Closing

Monthly

11/30/2002                              5,100          $0.05   $0.03     $0.05

10/31/2002                                100           0.05    0.05      0.05

 9/30/2002                            111,900           0.02    0.02      0.02

 8/31/2002                                300           0.06    0.06      0.06

______________________________________________________________________________

______________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the TSX Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms. It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

Enforcement action taken by the surveillance department may include the following:

1) forcing companies to correct misleading or inaccurate disclosure which includes new releases or internet postings:

2) requiring the resignation of unacceptable directors and officers;

3) requiring cancellation and return shares to treasury;

4) requiring undertakings from directors and officers that they will ensure compliance with the listing agreement and listings policies in the future;

5) requiring the termination of unacceptable investor relations services;

6) halting and suspending trading in the shares of companies;

7) de-listing companies that have contravened exchange by-laws, rules or policies.

The market surveillance department issues TSX notices to inform the public of halts, suspensions, de-lists and other enforcement actions.  All TSX notices can be found on the TSX website or INFOTSX.  In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company’s affairs and a level playing field for investors.

In addition to market surveillance, the TSX Venture Exchange’s compliance department is comprised of an investigative services team that conducts investigations into alleged violations of securities trading.  The TSX Venture Exchange Conduct Review Committee determines whether a case for discipline exists. Disciplinary cases either result in a settlement reached between TSX Venture Exchange and the respondent or they proceed to a disciplinary hearing.  The public can attend disciplinary hearings, view the exhibits filed and obtain copies of the decisions issued by the panel.  If the hearing panel’s decision is not acceptable to either TSX Venture Exchange or the respondent, an appeal process may be initiated.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 11/11/2002, the shareholders' list for the Company's common shares showed 132 registered shareholders and 13,138,355 shares issued and outstanding.  Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has about 750 beneficial owners of its common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Company Act (“Company Act”) of British Columbia.  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act contain provisions, which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.  Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.  Giving financial assistance under certain circumstances;

c.  Certain conflicts of interest by Directors;

d.  Disposing of all/substantially all of Company's undertakings;

e.  Removing Director before expiration of his term of office;

f.  Certain alterations of share capital;

g.  Changing the Company name;

h.  Altering any restrictions on the Company's business; and

i.  Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Escrowed Common Shares

On 5/15/1987, the Company issued 296,500 shares of “Principal Escrow” common stock at $0.01 per share.  173,452 of these shares are still escrowed and outstanding. On 12/15/2002, these are held:

Continental Appraisals Ltd....................................   6,115 shares

James Stewart.................................................  10,000 shares

Prime Equities International Corp.............................  24,461 shares

Pyrotite Corporation..........................................  26,685 shares

Corcoran Enterprises Ltd......................................  42,807 shares

Chet Idziszek.................................................  63,384 shares

The escrow restrictions provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent or escrow holder make any transfer or record any trading of these shares without the consent of the Superintendent of Brokers for British Columbia.  The terms of the escrow agreements provide that a portion of the consideration for the original issuance of the escrowed shares is to encourage the escrow shareholders to act in the best interests of the Company, and if the Company becomes successful, due in part to the efforts of the escrow shareholders, or any one of them, the escrow shareholders shall be entitled to maintain their ownership of the escrowed shares and to a release of the shares from the terms of the escrow agreements, from time to time, in accordance with the general policies of the Superintendent of Brokers or the Canadian Venture Exchange.  All shares not released from escrow (originally 1993 but extended) are to be cancelled.  The deadline has passed and cancellation is pending.

Share Purchase Warrants/Convertible Debenture

Share Purchase Warrants.

As of 12/15/2002, no share purchase warrants outstanding.

9.A.6.  Differing Rights  --- Not Applicable ---

9.A.7.a.  Subscription Warrants/Right  --- Not Applicable ---

9.A.7.b.  Convertible Securities/Warrants  --- Not Applicable ---

9.C.  Stock Exchanges Identified

The common shares trade on the Canadian Venture Stock Exchange.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/15/2002, 6/30/2002, 6/30/2001, and 6/30/2000, the authorized capital of the Company was 100,000,000 common shares without par value and there were 13,138,355, 12.538,355, 12,538,355, and 10,239,938, common shares issued and outstanding, respectively.

10.A.2.  Shares Not Representing Capital.  --- Not Applicable ---

10.A.3.  Shares Held By Company.  --- Not Applicable ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to ITEM #6.E. and Table No. 7. ---

10.A.6.  History of Share Capital

Fiscal 1998:

 October 1997; private placement,      2,000,000 shares, $300,000

 October 1997; settlement of debt,       718,440 shares, $107,767

      Various; stock option exercises,   140,000 shares, $ 43,400

Fiscal 1999:

      Various; warrant exercises,        135,200 shares, $ 20,280

Fiscal 2000:

December 1999; settlement of debt,     1,551,495 shares, $232,724

December 1999; private placement,      2,000,000 shares, $300,000

 October 1999; note conversion           679,518 shares, $135,904

Fiscal 2001:

      Various; warrant exercises,      1,443,417 shares, $144,342

      Various; stock option exercises,   855,000 shares, $ 91,500

Fiscal 2002:

    June 2002; stock option exercises,   600,000 shares, $ 60,000

10.A.7.  Resolutions/Authorizations/Approvals

--- Not Applicable ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

Borrowing Powers of Directors, Part 8.1 of the Articles

The Directors may from time to time on behalf of the Company:

i.   borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they think fit;

ii.  issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and;

iii. mortgage, charge, whether by way of specific or floating charge, or give other security on, or grant a security interest in, the undertaking, or the whole or any part of the property and assets, of the Company (both present and future).

Qualifications of Directors, Part 12.3 of the Articles

There are no age limit requirements pertaining to retirement or non-retirement of Directors.  A Director need not be a shareholder of the Company; but, shall be qualified as required by the British Columbia Company Act.

Disclosure of Interest of Directors,

Part 15.1 and Part 15.2 of Articles

A Director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the British Columbia Company Act.

A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  Subject to the provisions of the British Columbia Company Act, the foregoing prohibitions shall not apply to:

a. any such contract or transaction relating to a loan to the Company, that a

   Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

b. any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a Director is a director or officer;

c. any contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a Director is, directly or indirectly, interested if all the other Directors are also, directly or indirectly interested in the contract, arrangement or transaction;

d. determining the remuneration of the Directors;

e. purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the British Columbia Company Act (“Company Act”), either generally or in respect of any particular contract or transaction or for any particular period.

Special Rights, Privileges, Restrictions and Conditions

Attaching to Each Class of Shares

(a) Dividends.  Subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to which any series of preferred shares, the Directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.

(b) Repayment of Capital.  On the winding-up, liquidation or dissolution of the Company or upon the happening of any other event giving rise to a distribution of the Company’s assets other than by way of dividend amongst its shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions which may have been determined by the Directors to attach to any series of Preferred Shares, holders of all shares shall be entitled to participate pari passu.

(c) Voting Rights and Restrictions of Common Shares.  At all meetings of shareholders of the Company, each holder of common shares shall be entitles to one vote for each common share held.

(d) Restrictions, If Any, on Share Transfers.

i.    No share of the Company shall be transferred without the approval of the Board of Directors evidenced by a Directors Resolution.

ii.   Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.

iii.  There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

iv.   The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

 v.   Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Section Ten of the Company’s By-Laws.  These rules are summarized as follows:

vi.   The annual meeting of shareholders shall be held at such time in each year at such place as the board, the chairman of the board,

      the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the British Columbia Company Act to be placed before the annual meeting, electing directors if required,

      appointing auditors if required and transacting such other business as may properly be brought before the meeting.  Meetings of the shareholders shall be held at the registered office of the Company or elsewhere in the municipality in which the registered office is situated or, if the board shall so determine, at some other place in British Columbia.  The board, the chairman of the board or the president shall have power to call a special meeting of the shareholders at any time.

vii.  There are no limitations on the rights to own securities.

viii. There are no provisions of the Company’s articles of association,

      charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

ix.   Although not expressly enumerated in the Articles, pursuant to

      Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company’s common stock.

Other Issues

Neither the Company’s memorandum/articles/by-laws nor British Columbia law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; or the adoption of various “poison pill” measures precluding shareholders from realizing a potential premium over the market value of their shares.

10.C.  Material Contracts

a.  License Agreement with Pyrotite Corporation, dated 1/1/1996

b.  Management Agreement with Michael Huddy, dated 2/13/1993

10.D.  Exchange Controls

Except as discussed in ITEM #10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares.  There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non-Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors.  The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property.  The summary deals with the provisions of the Tax Act in force on 12/31/1999.  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules.  Holders and prospective holders should consult their own tax advisers with respect to their particular circumstances.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Company's common shares is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

10.F.  Dividends and Paying Agents   --- Not Applicable ---

10.G.  Statement by Experts          --- Not Applicable ---

10.H.  Document on Display           --- Not Applicable ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 --- Not Applicable ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities              --- Not Applicable ---

12.B.  Warrants and Rights          --- Not Applicable ---

12.C.  Other Securities             --- Not Applicable ---

12.D.  American Depository Shares   --- Not Applicable ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- Not Applicable ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS  --- Not Applicable ---

ITEM 15.  CONTROLS AND PROCEDURES

A.   Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.   There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.

ITEM 16.  RESERVED

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Amisano Hanson, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

 Auditor's Report, dated 10/16/2002

 Consolidated Balance Sheets at 6/30/2002 and 6/30/2001

 Consolidated Statements of Loss

  for the years ended 6/30/2002, 6/30/2001, and 6/30/2000

Consolidated Statements of Deficit

  for the years ended 6/30/2002, 6/30/2001, and 6/30/2000

 Consolidated Statements of Cash Flows

  for the years ended 6/30/2002, 6/30/2001, and 6/30/2000

Consolidated Statements of Shareholders’ Equity

  for the years ended 6/30/2002, 6/30/2001, and 6/30/2000

 Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.  Incorporated by reference to Form 20-F Registration

      Statement (as amended) and Form 6-K’s

2.  Instruments defining the rights of holders of

    equity or debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  Not Applicable

4.  Material Contracts:

    --- Incorporated by reference to Form 20-F Registration

        Statement (as amended) and Form 6-K’s ---

5.  Foreign Patents: Not Submitted

6.  Earnings Per Share Calculation: Not Applicable

7.  Ratio of Earnings To Fixed Charges: Not Applicable

8.  List of Subsidiaries: Not Applicable

9.  Statement Regarding Date of Financial Statements: Not Applicable

10.  Additional Exhibits:

    --- Incorporated by reference to Form 20-F Registration

        Statement (as amended) and Form 6-K’s ---

99.  Certifications

     99.1  CEO Certification Accompanying Periodic Report

           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

           (18 U.S.C. Section 1350)

     99.2  CFO Certification Accompanying Periodic Report

           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

           (18 U.S.C. Section 1350)

INTERNATIONAL BARRIER TECHNOLOGY INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 and 2001

(Stated in Canadian Dollars)

TERRY AMISANO LTD.                                              AMISANO HANSON

KEVIN HANSON, CA                                         CHARTERED ACCOUNTANTS

AUDITORS’ REPORT

To the Shareholders,

International Barrier Technology Inc.:

We have audited the consolidated balance sheets of International Barrier Technology Inc. as at June 30, 2002 and 2001 and the consolidated statements of loss, deficit and cash flows for the years ended June 30, 2002, 2001 and 2000.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended June 30, 2002, 2001 and 2000 in accordance with generally accepted accounting principles in Canada.  As required by the British Columbia Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada                                             “AMISANO HANSON”

October 16, 2002                                         Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements and in respect of the Company’s working capital deficiency and continuing losses from operations, substantial doubt about the Company’s ability to continuing as a going concern exists.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated October 16, 2002 is expressed in accordance with Canadian reporting which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada                                             “AMISANO HANSON”

October 16, 2002                                         Chartered Accountants

750 WEST PENDER STREET, SUITE 604                      TELEPHONE: 604-689-0188

VANCOUVER CANADA                                       FACSIMILE: 604-689-9773

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

as at June 30, 2002 and 2001

(Stated in Canadian Dollars)

		(Restated
		– Note 15)
ASSETS	2002	2001
Current
Accounts receivable	$ 125,529	$ 164,133
Inventory – Note 3	84,658	98,408
Prepaid expenses and deposits	9,127	1,127

	219,314	263,668
Capital assets – Note 4	990,676	1,134,670
License fee and technology – Note 5	1	1

	$ 1,209,991	$ 1,398,339

LIABILITIES
Current
Bank indebtedness – Note 6	$ 69,358	$ 127,139
Accounts payable and accrued liabilities – Note 11	468,015	381,295
Unearned income	8,942	12,744
Due to related parties – Note 11	217,256	164,275
Current portion of long-term debts – Note 7	44,048	71,260
Current portion of obligation under capital leases – Note 8	115,610	70,498

	923,229	827,211
Long-term debts – Note 7	161,330	148,822
Obligation under capital leases – Note 8	1,000,174	1,040,007

	2,084,733	2,016,040

SHAREHOLDERS’ DEFICIENCY
Share capital – Note 9	11,029,276	10,969,276

Deficit	(11,904,018)	(11,586,977)

	(874,742)	(617,701)

	$ 1,209,991	$ 1,398,339

Nature and Continuance of Operations – Note 1

Commitments – Notes 7, 8, 9 and 14

APPROVED BY THE DIRECTORS:

/s/ David Corcoran , Director	/s/ Victor Yates , Director
DAVID CORCORAN	VICTOR YATES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF LOSS

for the years ended June 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 15)	– Note 15)
	2002	2001	2000
Sales	$ 1,860,167	$ 1,495,608	$ 1,713,399
Cost of sales	(1,421,028)	(1,055,351)	(1,206,853)

Gross margin	439,139	440,257	506,546

Operating Expenses
Rent (recovery)	(1,763)	2,137	1,992
Research and development – Note 10	36,082	84,493	84,779
License fee expense – Note 14	78,385	75,895	73,655

	112,704	162,525	160,426

General and Administrative Expenses
Accounting and audit fees	28,705	16,301	18,440
Consulting fees	786	-	8,234
Filing fees	16,691	23,435	5,408
Foreign exchange (gain) loss	(11,276)	49,798	21,903
Insurance	27,025	25,527	26,755
Interest and bank charges – Note 11	42,463	36,588	25,828
Interest on long-term debt – Note 8	80,951	81,698	76,202
Investor relations	-	28,890	16,050
Legal fees	4,534	9,721	15,154
Office and miscellaneous	54,881	50,721	52,782
Telephone	7,355	8,531	9,488
Transfer agent fees	3,646	1,639	6,483
Travel, promotion and trade shows	32,326	46,140	32,263
Wages and management fees – Note 11	179,664	182,605	184,945

	467,751	561,594	499,935

Loss before amortization	(141,316)	(283,862)	(153,815)

Amortization – Note 4	(175,725)	(170,117)	(145,001)

Net loss for the year	$ (317,041)	$ (453,979)	$ (298,816)

Basic and diluted loss per share	$ (0.03)	$ (0.04)	$ (0.04)

Weighted average number of shares outstanding	12,588,355	11,052,255	8,378,683

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended June 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 15)	– Note 15)
	2002	2001	2000

Deficit, beginning of the year, as previously stated	$(11,475,260)	$(11,046,388)	$(10,755,750)

Prior period restatement – Note 15	(111,717)	(86,610)	(78,432)

Deficit, beginning of the year, restated	(11,586,977)	(11,132,998)	(10,834,182)

Net loss for the year	(317,041)	(453,979)	(298,816)

Deficit, end of the year	$(11,904,018)	$(11,586,977)	$(11,132,998)

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended June 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

		(Restated	(Restated
		– Note 15)	– Note 15)
	2002	2001	2000
Operating Activities
Net loss for the year	$ (317,041)	$ (453,979)	$ (298,816)
Item not involving cash:
Amortization	175,725	170,117	145,001

	(141,316)	(283,862)	(153,815)
Changes in non-cash working capital balances related to operations:
Accounts receivable	38,604	(86,382)	(49,265)
Inventory	13,750	(6,868)	(22,234)
Prepaid expenses and deposits	(8,000)	2,290	(3)
Accounts payable and accrued liabilities	86,720	91,434	204,441
Due to related parties	52,981	31,295	(57,638)

	42,739	(252,093)	(78,514)

Investing Activity
Purchase of capital assets	-	-	(262,114)

Financing Activities
Decrease in unearned income	(3,802)	(24,481)	(7,810)
Increase (decrease) in long-term debts	(14,704)	(41,105)	63,154
Increase (decrease) in capital lease obligations	(26,452)	3,604	(48,823)
Common shares issued for cash	60,000	235,842	294,213
Increase (decrease) in bank Indebtedness	(57,781)	78,233	39,894

	(42,739)	252,093	340,628

Change in cash during the year	-	-	-

Cash, beginning of the year	-	-	-

Cash, end of the year	$ -	$ -	$ -

Supplementary Cash Flow Information

Cash paid for:

Interest	$ 100,764	$ 97,639	$ 90,949

Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 12

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY

for the years ended June 30, 2002, 2001 and 2000

(Stated in Canadian Dollars)

Common Stock	(Restated –
	Issued		Note 15)
	Shares	Amount	Deficit	Total
Balance, June 30, 1999	6,008,925	$10,070,593	$(10,834,182)	$ (763,589)

Issue of shares for cash pursuant to a private placement – at $0.15	2,000,000	300,000	-	300,000

Less: legal fees	-	(5,787)	-	(5,787)

Issue of shares pursuant to the conversion of promissory notes payable – at $0.20	679,518	135,904	-	135,904

Issue of shares pursuant to debt settlements – at $0.15	1,551,495	232,724	-	232,724

Net loss for the year	-	-	(298,816)	(298,816)

Balance, June 30, 2000	10,239,938	10,733,434	(11,132,998)	(399,564)

Issue of shares for cash pursuant to the exercise of warrants – at $0.10	1,443,417	144,342	-	144,342

Issue of shares for cash pursuant to the exercise of options – at $0.10	735,000	73,500	-	73,500
– at $0.15	120,000	18,000	-	18,000

Net loss for the year	-	-	(453,979)	(453,979)

Balance, June 30, 2001	12,538,355	10,969,276	(11,586,977)	(617,701)

Issue of shares for cash pursuant to the exercise of options – at $0.10	600,000	60,000	-	60,000

Net loss for the year	-	-	(317,041)	(317,041)

Balance, June 30, 2002	13,138,355	$11,029,276	$(11,904,018)	$ (874,742)

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 and 2001

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company was incorporated under the British Columbia Company Act and is publicly traded on the TSX Venture Exchange.

The Company’s principal business activity is the manufacture and sale of fire-rated building materials in the United States of America.

These consolidated financial statements have been prepared on a going concern basis.  The Company has a working capital deficiency of $703,915 as at June 30, 2002 and has accumulated $11,904,018 of losses since inception.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Summary of Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 17, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results could differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Principles of Consolidation

These consolidated financial statements include the accounts of International Barrier Technology Inc. and its wholly-owned subsidiaries, Pyrotite Coatings of Canada Inc., a British Columbia company and Barrier Technology Corporation, a US company.  All inter-company transactions and balances have been eliminated.

(b)

Inventory

Inventory is valued by management at the lower of average cost and net realizable value.

Note 2

Significant Accounting Policies – (cont’d)

(c)

Capital Assets and Amortization

Capital assets are recorded at cost.  Amortization is provided using the following methods and rates:

Manufacturing equipment

straight line over 5 years

Equipment and furniture

20% - declining balance

Computer equipment

30% - declining balance

Railway spur

 4% - declining balance

Equipment under capital lease

20% - declining balance

Building under capital lease

straight line over 20 years

(d)

Leases

Leases are classified as capital or operating leases.  A lease that transfers substantially all of the benefits and risks incidental to the ownership of property is classified as a capital lease.  At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payment and the property’s fair value at the beginning of the lease.  All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

(e)

Foreign Currency Translation

Monetary assets and liabilities denominated in United States dollars are translated into Canadian dollars at the exchange rate prevailing at the end of the year.  Non-monetary assets and liabilities and revenues and expenses are translated at the exchange rate prevailing at the respective transaction dates.  Translation gains and losses are recognized in the current year.

(f)

Research and Development

Research and development expenditures are expensed in the year in which they are incurred.

(g)

Basic and Diluted Loss Per Share

Loss per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants.  The new standard has been applied on a retroactive basis and had no impact on the amounts previously reported.  Basic earnings per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully dilutive amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(h)  Fair Value of Financial Instruments

The Company’s financial instruments consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, due to related parties, long-term debt and obligation under capital leases.  The fair values of these financial instruments approximate their carrying values.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2  Significant Accounting Policies – (cont’d)

(i)  Unearned Income

Unearned income represents a prepayment in respect to a contract for future sales.  Revenue is recognized on this prepayment at a rate of 3% of sales to the customer.

(j)  Stock-based Compensation

The Company has a share purchase option plan which is described in Note 9. No compensation expense is recognised for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on exercise of share purchase options or purchase of shares is credited to share capital. If shares or share purchase options are repurchased from employees or directors, the excess of the consideration paid over the carrying amounts of the shares or share purchase options cancelled is charged to deficit.

(k)  Revenue Recognition

(ii)  Building Supplies.  Revenue is recognized upon shipment, when the rights of the ownership of the building supplies are transferred to the purchaser.  Shipping and handling costs billed to customers have been included in revenue and shipping and handling costs expense have been included in cost of sales.

(ii)  License Fees.  License fees revenue is recognized when the licensor records the sale of products from IPOSB technology.

(l)  Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled.  The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the year of change.

Note 3

Inventory

	2002	2001
Raw materials	$ 73,683	$ 38,648
Finished goods	10,975	59,760

	$ 84,658	$ 98,408

Note 4

Capital Assets

		2002		2001
		Accumulated
	Cost	Amortization	Net	Net
Manufacturing equipment	$ 539,226	$ 510,207	$ 29,019	$ 136,864
Equipment and furniture	14,064	11,543	2,521	3,151
Computer equipment	18,867	17,742	1,125	1,607
Railway spur	132,449	23,257	109,192	113,742

	704,606	562,749	141,857	255,364
Assets under capital lease
Equipment	43,190	14,854	28,336	3,689
Land	74,434	-	74,434	74,434
Building	1,102,673	356,624	746,049	801,183

	$1,924,903	$ 934,227	$ 990,676	$ 1,134,670

Amortization of assets under capital leases included in amortization expense for the year ended June 30, 2002 is $62,218 (2001:  $56,057;  2000:  $56,355).

Note 5

License Fee and Technology - Note 14

	2002	2001
Cost	$ 794,961	$ 794,961
Less: Accumulated Amortization	(234,895)	(234,895)
Write-off - terminated License Agreement	(560,065)	(560,065)

	$ 1	$ 1

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”), the Company was granted the rights to use certain Licensor patents, trademarks and know-how to manufacture and sell certain Pyrotite products and substances in the territory of the USA.  This agreement expires January 1, 2015.

In a previous year, the Company wrote-off its license fees, in the amount of $560,065, directly associated with the purchase of the rights to manufacture fire retardant application products in the USA, acquired pursuant to a terminated License Agreement dated March 27, 1992.

Note 6

Bank Indebtedness

	2002	2001
Current account overdraft	$ 38,807	$ 37,070
Operating loan	30,551	90,069

	$ 69,358	$ 127,139

The operating loan payable in US dollars (US$20,150) bears interest at 10% per annum, is secured by accounts receivable and is due on demand.

Note 7

Long-term Debts

	2002	2001

Loan payable in US dollars (US$9,747) is repayable in monthly amounts of US$1,063 including interest at 10.5% per annum and is secured by a floating charge over inventory and capital assets, due March 3, 2003

	$ 14,779	$ 31,722

Loan payable in US dollars (US$18,308) is secured by a director’s guarantee and is repayable in monthly amounts of US$487 including interest at 10.5% per annum, due April 1, 2006	27,759	-

Promissory note payable in US dollars (US$61,900) is secured by capital assets and is repayable in monthly amounts of US$833 including interest at 6% per annum and beginning April 1, 2004 in three consecutive monthly payments of US$16,496	93,853	105,128

Loan payable in US dollars (US$45,500) is non-interest bearing, repayable in quarterly amounts of US$2,275 and is secured by a lien on the railway spur, due January 10, 2007	68,987	83,232

	205,378	220,082
Less: current portion	(44,048)	(71,260)

	$161,330	$148,822

Note 7

Long-term Debts – (cont’d)

Principal payments for the next five years are as follows:

2003	$ 44,048
2004	104,690
2005	21,055
2006	21,788
2007	13,797

$ 205,378

Note 8

Obligation Under Capital Leases

Future minimum lease payments on the obligation under capital leases together with the obligation due under capital leases are as follows:

2003	$178,659
2004	121,812
2005	121,812
2006	111,625
2007	111,625
Thereafter	948,823

1,594,356
Less: amount representing interest	(478,572)

1,115,784
Less: current portion	(115,610)

Long-term portion	$ 1,000,174

The capital leases bear interest at various rates from 6% to 13.5%.

Interest on capital leases included in interest on long-term debt for the year ended June 30, 2002 is $69,346 (2001:  $66,322;  2000:  $67,297).

Note 9

Share Capital

a)

Authorized:

100,000,000 common shares without par value

b)

Escrow:

At June 30, 2002, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

c)

Commitments:

Stock-based Compensation Plan

At June 30, 2002, the Company has granted the directors the option to purchase 1,310,000 common shares of the Company.  The options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grants.

A summary of the status of company’s share purchase option plan as of June 30, 2002 and 2001 and changes during the years ending on those dates is presented below:

2002	2001
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price
Options outstanding and exercisable at beginning of the year	1,240,000	$0.10	1,015,000	$0.26
Granted	830,000	$0.10	1,080,000	$0.10
Expired	(160,000)	$0.125	-	-
Exercised	(600,000)	$0.10	(855,000)	$0.11

Options outstanding and exercisable at end of the year	1,310,000	$0.10	1,240,000	$0.10

The following summarizes information about share purchase options outstanding as at June 30, 2002:

	Exercise	Expiry
Number	Price	Date
480,000	$0.10	February 28, 2003
830,000	$0.10	June 5, 2007

1,310,000

Note 10

Research and Development

Research and development expense consists of the following for the years ended June 30, 2002, 2001 and 2000:

	2002	2001	2000
Salaries	$ 21,707	$ 58,286	$ 62,476
Testing services	14,375	28,207	22,303

	$ 36,082	$ 84,493	$ 84,779

Note 11

Related Party Transactions

The Company was charged the following by directors or private companies with common directors during the years ended June 30, 2002, 2001 and 2000:

	2002	2001	2000
Interest and bank charges	$ 21,512	$ 19,943	$ 9,006
Wages and management fees	177,093	172,800	168,579

	$ 198,605	$ 192,743	$ 177,585

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Included in accounts payable and accrued liabilities is $62,097 (2001:  $52,910) owing to directors of the Company.

The amount due to related parties of $217,256 (2001:  $164,275) consists of amounts due to directors or private companies with common directors.  These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

Note 12

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the years ended June 30, 2002 and 2000, the following transactions were excluded from the statements of cash flows:

June 30, 2002

-  the Company acquired a capital asset with a cost of $31,731 by way of a capital lease.

Note 12

Non-cash Transactions – (cont’d)

June 30, 2000

-  the Company issued 679,518 common shares at $0.20 per share pursuant to agreements to convert promissory notes payable totalling $135,904;  and

-  the Company issued 1,551,495 common shares at $0.15 per share to settle debts totalling $232,724.

Note 13

Income Taxes

The Company has accumulated non-capital losses in Canada totalling $1,439,962 which expire in 2009 and non-capital losses in the United States totalling $786,065 which expire in 2022.  In addition, the Company has accumulated Scientific Research and Experimental Development Expenses in Canada of $1,087,818 which may be carried forward indefinitely to reduce taxable income in future years.  The potential future income tax benefit is not reflected in these financial statements.

Significant components of the Company’s future income tax assets are as follows:

	2002	2001
Non-capital losses carried forward	$ 818,989	$1,074,392
Scientific Research and Experimental Development expenses	387,480	420,115
Net carrying amount of capital assets	1,627,717	1,696,943

	2,834,186	3,191,450
Less valuation allowance	(2,834,186)	(3,191,450)

	$ -	$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is not more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

Note 14

Commitments

Technology Royalty

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”) the Company is required to pay a royalty of 3% of USA fire retardant product gross sales, minimum US$100,000 per annum from January 1, 1996 onward.  The Company has granted to the Licensor the rights to certain technology referred to as IPOSB Technology.

Note 14

Commitments – (cont’d)

The Licensor is required to pay the Company a royalty of 3% of USA gross sales from the IPOSB technology, minimum of US$50,000 per annum from January 1, 1996 onward.

License fee expense consists of the following for the years ended June 30, 2002, 2001 and 2000:

	2002	2001	2000
License fee expense	$ 156,770	$ 151,790	$ 147,310
License fee revenue	(78,385)	(75,895)	(73,655)

	$ 78,385	$ 75,895	$ 73,655

Note 15

Prior Period Restatement

The Company changed its accounting policy with respect to the deferral and amortization of foreign exchange gains/losses on long-term debt in accordance with the Canadian Institute of Chartered Accountants recommendations.  The new recommendations require the inclusion in current income of all foreign exchange gains/losses on long-term debt instruments.  As a result of this retroactive adjustment, the opening deficits for the years ended June 30, 2002, 2001 and 2000 were increased by $111,717, $86,610 and $78,432 respectively.  In addition, the net losses for the years ended June 30, 2001 and 2000 were increased by $25,107 and $8,178 respectively.

Note 16

Comparative Figures

Certain comparative figures of the prior years have been restated to conform with the presentation adopted for the current year.

Note 17

Differences Between Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

Note 17

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Earnings Per Share

Under Canadian GAAP basic earnings per share is calculated using the weighted average number of shares outstanding during the year.  Fully diluted earnings per share assumes that the outstanding warrants at the end of the year have been exercised at the beginning of the year.

Under US GAAP, the computation of basic earnings per share considers the weighted average number of shares outstanding during the year.  Diluted earnings per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted in to common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Under Canadian GAAP, escrowed common shares are included in the calculation of loss per share.  Under US GAAP, escrowed common shares are excluded in the calculation of loss per share.

The 173,452 (2001:  173,452;  2000:  173,452) common shares currently escrowed have been excluded for reporting loss per share on a US GAAP basis.

b)

Accounting for Stock-based Compensation

The Company accounts for its share options under Canadian GAAP which requires no compensation expense be recognized because the exercise price of the stock options granted generally equals the fair value of the underlying stock on the date of the grant.  Under SFAS-123, “Accounting for Stock-based Compensation” (“SFAS-123”), stock options are valued at the grant date using the Black-Scholes valuation model.  Had compensation expense for the Company’s share option plan been determined based on the Black-Scholes value at the grant date, pro-forma loss and loss per share would have been as follows:

	2002	2001	2000
Net loss in accordance with US GAAP as reported (Note 17 (f))	$(317,041)	$(453,979)	$(298,816)
Pro-forma adjustment for SFAS-123	(41,500)	(54,000)	(91,600)

Pro-forma net loss	$(358,541)	$(507,979)	$(390,416)

Pro-forma net loss per share	$ (0.03)	$ (0.05)	$ (0.05)

Note 17

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

b)

Accounting for Stock-based Compensation – (cont’d)

The fair value of these options was estimated at the date of the grant using the following weighted average assumptions:

Years ended June 30,
	2002	2001	2000
Volatility fact of expected market price of the Company’s shares	76.5%	73.6%	114%

Dividend yield	0%	0%	0%

Weighted average expected life of stock options	5 yrs	1 year	2 yrs

Risk-free interest rate	3%	4%	5%

c)

Accounting for Impairment of Long-lived Assets

In March, 1996, Statement of Financial Accounting Standards No. 12 “Accounting for Impairment of long-lived assets and for long-lived assets to be disposed of” was issued.  Certain long-lived assets held by the Company must be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Accordingly, the impairment loss is recognized in the period it is determined.  The Company does not believe that the adoption of this accounting policy would have a material effect on its financial position or results of operations under US GAAP.

d)

Accounting for Income Taxes

Under the asset and liability method of Statement of Financial Accounting Standards No. 109 (“SFAS-109”), deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statements carrying amount of existing assets and liabilities and their respective tax bases, measured using the provisions of enacted tax laws.  A deferred tax asset with respect to loss carry-forwards and timing differences would not be recognized and the recognition criteria for deferred tax assets have not been met.  Accordingly, the application of US GAAP does not result in a material difference from Canadian GAAP.

Note 17

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

e)

New Accounting Standards

i)

In June 2001, the Financial Accounting Standards Board approved for issuance, Statement of Financial Accounting Standards No. 143 (“SFAS No. 143”), “Accounting for Asset Retirement Obligations”, which addresses the accounting for legal obligations associated with the retirement of tangible long-lived assets.  Under SFAS No. 143, the fair value of a liability for an asset retirement obligation shall be recognized in the period in which the obligation is incurred.  SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with early adoption permitted.

ii)

In August 2001, the Financial Accounting Standards Board approved for issuance, Statement of Financial Accounting Standards No. 144 (“SFAS No. 144”), “Accounting for the Impairment and Disposal of Long-lived Assets.”  SFAS No. 144 was issued to resolve implementation issues that have been created under Statement of Financial Accounting Standards No. 121.  Under SFAS No. 144 one accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required.  SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 31, 2001.

The Company does not expect the adoption of these new accounting standards will have a material effect on its financial position or results of operations.

f)

The impact of the above on the financial statements for the fiscal years ended June 30 are as follows:

	2002	2001	2000
Net loss for the year per Canadian and US GAAP	$(317,041)	$(453,979)	$(298,816)

Basic loss per share per US GAAP	$ (0.03)	$ (0.04)	$ (0.04)

Weighted average number of shares outstanding per US GAAP	12,414,903	10,878,803	8,205,231

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technologies Inc. --- SEC File # 0-20412

Registrant

Dated: December 27, 2002   By  /s/ Michael Huddy

                              Michael Huddy, President/CEO/Director

Dated: December 27, 2002   By  /s/ David Corcoran

                              David Corcoran, CFO/Secretary/Director

CERTIFICATIONS

I, Michael Huddy, certify that:

1. The registrant's other certifying officer and I have reviewed this Annual Report on Form 20-F of International Barrier Technology Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

c) presented in this report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation

   Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process,

   summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual

   Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  December 27, 2002          /s/ Michael Huddy_______________________________

                                  Michael Huddy, President, CEO and Director

CERTIFICATIONS

I, David Corcoran, certify that:

1. The registrant's other certifying officer and I have reviewed this Annual Report on Form 20-F of International Barrier Technology Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

c) presented in this report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation

   Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process,

   summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual

   Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: December 27, 2002   By  /s/ David Corcoran

                              David Corcoran, CFO/Secretary/Director