Form 20-F
period 2003-06-30
INTERNATIONAL BARRIER TECHNOLOGY INC/
filed 2003-12-31
CIK 890543

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL YEAR ENDED JUNE 30, 2003

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

Commission file number: 0-20412

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Jurisdiction of incorporation or organization)

750 West Pender St., #604, Vancouver, British Columbia  V6C 2T7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                        None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.   18,638,355

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.           Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                  Item 17 xxx   Item 18 ___

Index to Exhibits on Page 47

INTERNATIONAL BARRIER TECHNOLOGY INC.

ANNUAL REPORT

FISCAL 2003 ENDED JUNE 30, 2003

TABLE OF CONTENTS

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies..................  45

Item 14. Material Modifications to the Rights of

          Security Holders and Use of Proceeds...........................  45

Item 15. Controls and Procedures.........................................  45

Item 16. Reserved

Item 16A.  Audit Committee Financial Expert                                46

Item 16B.  Code of Ethics                                                  46

Item 16C.  Principal Accountant Fees and Services                          46

Item 16D.  Exemptions from the Listing Standards for Audit Committees      46

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

The selected financial data of the Company for Fiscal 2003, Fiscal 2002, and Fiscal 2001 ended June 30th was derived from the financial statements of the Company which have been audited by Amisano Hanson, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 2000 and Fiscal 1999 ended June 30th are derived from the Company's audited financial statements, not included herein.

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

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

                             Year       Year       Year       Year       Year

                            Ended      Ended      Ended      Ended      Ended

                        6/30/2003  6/30/2002  6/30/2001  6/30/2000  6/30/1999

Sales Revenue               $2255      $1860      $1496      $1643      $1514

Operational Profit (Loss)     $47      ($317)     ($454)     ($299)     ($218)

Net Income (Loss)             $47      ($317)     ($454)     ($299)     ($350)

Income (Loss) per Share     $0.00     ($0.03)    ($0.04)    ($0.04)    ($0.06)

Dividends Per Share         $0.00      $0.00      $0.00      $0.00      $0.00

Wtg. Avg. Shares (000)      14057      12415      10878       8374       5964

Period-end Shares O/S       18638      13138      12538      10240       6009

-----------------------------------------------------------------------------

Working Capital             ($245)     ($704)     ($564)     ($433)     ($705)

Long-Term Debt                $78       $161        149        212        148

Capital Stock              $11649     $11029      10969      10733      10070

Shareholders’ Equity        ($208)     ($874)      (618)      (313)      (685)

Total Assets                 1306       1210       1398       1564       1373

------------------------------------------------------------------------------

(1)  Fiscal 2002 and Fiscal 2001 results restated to conform to Fiscal 2003 presentation format.

(2)  There are no material numerical differences in reported result under US GAAP than under Canadian GAAP for the last three years.

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

Table No. 2

U.S. Dollar/Canadian Dollar

_____________________________________________________________________________

_____________________________________________________________________________

                                            Average     High      Low   Close

November 2003                                           1.34     1.30    1.30

October 2003                                            1.35     1.30    1.32

September 2003                                          1.39     1.35    1.35

August 2003                                             1.41     1.38    1.39

July 2003                                               1.41     1.34    1.41

June 2003                                               1.38     1.33    1.36

-----------------------------------------------------------------------------

Fiscal Year Ended 6/30/2003                    1.50     1.60     1.33    1.36

Fiscal Year Ended 6/30/2002                    1.57     1.61     1.51    1.52

Fiscal Year Ended 6/30/2001                    1.62     1.58     1.46    1.52

Fiscal Year Ended 6/30/2000                    1.47     1.51     1.44    1.48

Fiscal Year Ended 6/30/1999                    1.51     1.57     1.44    1.51

_____________________________________________________________________________

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange and the price of our shares ranged from CDN$0.04 (low) to CDN$0.65  (high) during the period from 1/1/2003 to 12/8/2003.  The closing price of our shares on 12/8/2003 was CDN$0.65.  The Common Shares also trade on the NASD Electronic Bulletin Board and the price was US$0.45 on 12/8/2003.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

The Company has been involved in the development and manufacturing/marketing of fire-rated building products since 1986, including current products: Pyrotite, a fire-barrier material comprised of the patented formulation reinforced with chopped fiberglass strands and applied by customers directly to wood sheathing designed to prevent ignition and inhibit the spread of flames; and Blazeguard®, a composite fire-rated panel, composed of a coating of the patented formulation adhered to a layer of structural sheathing or oriented strand board (“OSB”).

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

The Company has 100,000,000 no par common shares authorized.  At 6/30/2003, the end of the Company's most recent fiscal year, there were 18,635,355 common shares issued and outstanding.

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

Fiscal 2002:    stock option exercise,    600,000 shares, $ 60,000

Fiscal 2003:    shares for debt,        2,000,000 shares, $300,000

                private placement,      3,500,000 shares, $350,000

Fiscal 2004 to date:

                private placement,      1,000,000 shares, $300,000

                finders fee,              100,000 shares, $    nil

                stock option exercise      21,500 shares, $  2,150

Capital Expenditures

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

2003  $   20,016, purchase of capital assets

      $   73,390, technology rights

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

Barrier approached Weyerhaeuser, one of the leading producers of wood products in North America, with the Pyrotite Technology and the opportunity of combining it with wood products for sale in North America.  Barrier and Weyerhaeuser did not have a “joint venture” relationship; but, Barrier granted Weyerhaeuser an exclusive right to sell and market Barrier’s Pyrotite products developed and manufactured by Barrier in Canada.  Weyerhaeuser developed the Blazeguard® product and registered trademark in response to this development.

The association with Weyerhaeuser resulted in the development of the first surface applied fire treatment to pass the stringent fire testing requirements for a “structural” building sheathing.  Weyerhaeuser, as part of this endeavor, tested over 80 other emerging technologies for fire treated wood and concluded Pyrotite technology was superior.  Blazeguard® fire rated sheathing was first introduced to the US building products market by Weyerhaeuser in 1990.  In honor of Blazeguard’s® innovative approach to fire treatment, Barrier and Weyerhaeuser received the coveted “Best of What’s New” award for new technology by Popular Science in 1991.

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

Barrier now manufactures Blazeguard® in a newly constructed manufacturing facility in Watkins, Minnesota.  Current markets include: multifamily roof deck applications; the thermal barrier for structural insulated panels (SIPs); commercial roof deck applications; fire-rated wall assemblies and, specialty markets such as electrical panel boxes for the telecommunications industry.

The term “Pyrotite technology” refers to a patented process of producing fire-resistant building materials.  The term “Pyrotite™” refers to the generic “product/material” that results when all of the ingredients delineated in the patent are mixed together.  When Pyrotite is applied to building products, such as plywood or oriented strand board sheathing (OSB), the original sheathing is rendered “resistant to fire”.  The composite material, the sheathing coated with Pyrotite, has been trademarked Blazeguard® fire-rated sheathing.

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

Production

In order to reduce costs, increase manufacturing productivity, improve Blazeguard® quality, and centralize the sales, marketing and office operations, Barrier has phased out the manual production of Blazeguard® and consolidated operations in a newly constructed 22,000 sq. ft. production facility in Watkins, Minnesota, USA.  The building was designed to Barrier’s specifications and is serviced by nearby inter-state highways and a spur on CP Rail.  The new Blazeguard® manufacturing facility is now capable of producing 24 million sq. ft. of Blazeguard® annually following product line improvements completed in the spring of 2000.

Competitive Advantage

As would be expected in any industry whose markets are of such importance to human life and safety, the research and development requirements of fire retardant materials for applications in building construction are very costly, time consuming and extensive.  There are very few products in the development and testing stages which are targeted at the same markets as Blazeguard®.  Blazeguard® has obtained code evaluation reports and product listings from BOCA, SBCCI ICBO, Underwriters Laboratories, and Omega Point Laboratories.  Blazeguard® and the Pyrotite technology are protected by patents worldwide.  To the best of Barrier’s knowledge, there are no other products currently available, at a competitive cost to Blazeguard®, that are capable of meeting relevant building code standards in the target markets mentioned.  Based on the foregoing, Barrier believes significant market opportunities continue to exist for Blazeguard® and for Barrier’s Pyrotite technology.

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

Blazeguard(R)

Product Description.  Blazeguard® derives its performance attributes directly from the patented Pyrotite technology.  Pyrotite is an inorganic, cementicious type compound that acts as a non-combustible shield between fire and wood.  Additionally, the compound binds water in a tightly held molecular bond, which is released only in the heat of a fire.  The water is released as a cooling vapor, absorbing and cooling the heat of a fire.  As a result, wood panel products are able to achieve a Class A, structural flame spread rating (as measured by ASTM E-84 extended to 30 minutes), and the burn-through resistance rating of wood panels is nearly tripled (measured by ASTM E-119).

During fire treatment, unlike less effective pressure-impregnated, FRT products, Blazeguard® experiences no loss of strength: in fact the panel is stronger after it is treated.  It is resistant to periodic wetting, so rainstorms on the job site do not require “redrying” as it does for FRT.  Blazeguard® waste (from board trimmings) is environmentally friendly and safe for landfill anywhere within the United States.  Blazeguard® is easy to handle, install, and is resistant to damage.

Blazeguard® is used in building applications where either a Class A flame spread, or a “burn through” resistance rating is required by building code, or where building owners desire an added sense of protection from fire.  Insurance rates may be reduced if the fire safety of a building is enhanced by materials like Blazeguard®.

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

Blazeguard has been tested in a variety of situations including fire resistance, flame spread, toxicity, corrosiveness, strength and other criteria deemed important either for building code compliance or for marketing reasons.  When an independent laboratory conducts these tests, and the material passes the relevant test standard, the product may be “certified” as having met the test standard and then “listed” in the independent laboratories catalogues as having met the standard.

Typically, the model building code evaluation services agencies require testing and continuous certification by the independent laboratory to ensure that plant procedures are being followed that insure compliance to the test standards of relevance.  Blazeguard technology and products have been tested by a variety of certified testing laboratories including Underwriters Laboratories and Omega Point Laboratories.  Ongoing “listing services” are currently provided to Barrier by both UL and Omega Point.

Blazeguard® fire rated sheathing is a structural wood panel that has received certification and independent laboratory listings as a fire resistive material as well as, a structural Class A flame spread panel.  Fire resistive ratings refer to the ability of a material (assembly of materials) to inhibit the pass through of heat or fire.  Flame spread rating, in contrast, is the ability of a material to inhibit the spread of fire along its surface.  Since Blazeguard® is rated as both, it has market opportunities in a variety of applications where fire performance is important.

Fire-rated materials are used in building applications if they are required by code, or, if the property owner desires the added security fire resistive materials can provide.  This added sense of security is enhanced by the possibility of reduced insurance premiums often available for fire resistive construction.

While there are a myriad of possible applications for the Pyrotite technology and Blazeguard®, five main areas have been targeted for marketing and sales in the short term (Schedule A).  These markets, which all have fire rated requirements in the model building code, are:

1. Multi-Family Residential Roof Decks

2. Structural, Insulated Foam Core Panels

3. Fire Resistive, Structural Wall Assemblies

4. Commercial Roof Decks

5. Specialty Applications

AFM Corporation is a company that manufactures and sells building products and a proprietary system of building technology (R-Control®).  AFM Corporation manufactures building panels by laminating expended polystyrene (EPS) foam between two layers of OSB sheathing.  The resulting panels are called structural insulated panels (SIP’s).  These panels are linked together in a process proprietary to AFM.  Other manufacturers of SIP panels incorporate similar technology under a variety of brand names with separate trademarks.

US model-building codes require SIP panels to have a “fire” (thermal) barrier to protect the structural integrity of the panel during a fire.  The Pyrotite technology provides this thermal barrier requirement.  In order to differentiate the AFM panel from other Blazeguard® products in the marketplace, and other SIP’s panels, AFM has elected to utilize their own trademark: FireFinish™.  FireFinish and Blazeguard are otherwise and essentially the same.

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

Blazeguard® provides an easily shipped, lightweight, impact resistant, paintable, interior wall surface to be used as the interior thermal wall in SIP production.  Blazeguard®, in this application, replaces the use of gypsum wall board as the interior surface of the wall serving as the thermal barrier that is required.  Pyrotite, effectively is the layer that replaces the sheet rock. The 7/16" OSB remains unaffected as the structural membrane of the wall.  Pyrotite, itself, is more expensive that gypsum wall board, but when on site labor, shipping, and repair costs are taken into consideration, Blazeguard® is a very economic and effective alternative.

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

Blazeguard® (trademarked Firefinish™ by AFM) has been utilized in a variety of SIP applications in both commercial and light commercial buildings since the execution of the AFM supply agreement in 1996.  These projects have demonstrated Blazeguard’s versatility and value to this industry.

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

The fire resistance rating of many fire-rated wall assemblies in the United States is provided through the use of gypsum wallboard (sheet rock).  Sheet rock is a readily available commodity panel product that is relatively inexpensive ($9-$12 per sheet).  As an alternative to Blazeguard®, 1/2" sheet rock has very similar “burn through” ratings at less than one half the material cost per sheet.  Gypsum wallboard, however, is difficult to handle in some applications and damages easily in use.  Labor cost savings are provided when Blazeguard® is used in some applications which have been shown to offset some of the additional materials cost in comparison to sheetrock.  Generally if both sheetrock and plywood have been designed into a wall Blazeguard® has been found to be a lower cost alternative (labor included).

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

For this reason, FRT cannot compete with Blazeguard® as an alternate structural component in these fire-rated wall assembles.  Blazeguard® is attractive to builders because it provides structural strength, impact resistance and fire resistance all in a “one-step” application process.  Additionally, Blazeguard® withstands the dynamics of the jobsite environment (rain, heat, and handling) better than either sheetrock or FRT.

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

Blazeguard® has been used as an alternative to FRT plywood in commercial roof deck applications where FRT had been accepted as an alternative to a non-combustible requirement.  Specific projects include a variety of school buildings as well as the roof deck in the Henry Ford Retirement Complex in Dearborn, Michigan, and the Merck Day-Care Center in Maryland.

Specialty Applications.  In addition to such specialty, value added opportunities such as mezzanine floors, and interior liner panels for remote equipment shelters, Blazeguard® also has continuing opportunity in the area of interior wall surfaces (school corridor walls, prisons, hospitals, etc.) and fire rated packaging.  Surface characteristics are important to interior finish walls, as well as shelving and packaging applications.  Tens of millions of square feet of fire resistant and impact resistant building materials are required for this industry annually.  Blazeguard® provides an attractive and economical alternative to fire rated plastics (Class A FRP); fire rated particleboard, and intumescent paints in these markets.

United States vs. Foreign Sales/Assets

During Fiscal 2003/2002, all sales were in the United States.  During Fiscal 2001, $180,000 of sales revenue was generated in Japan with the rest in the United States.

At 6/30/2003. 6/30/2002 and 6/30/2001, $1,142,503, $1,208,895 and $1,397,536 of the assets were located in the United States and $163,291, $1,096 and $112,520 were located in Canada, respectively.

Seasonality

The building products industry in the United States does experience seasonality with housing starts generally depressed in winter months.  Barrier’s Blazeguard® product, however, is sold in housing markets that have excellent winter business, including the state of Florida. Also, much of the modular housing, including the foam core panel market, performs a considerable amount of their required construction inside factories. Since the work is done within protected environments they tend to be less impacted by the winter season than typical building projects. Seasonality, therefore, is not considered to be a major impediment to Barrier’s success in the US market place.

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

The manufacturing process for the Blazeguard® product is totally protected by patents, licenses, contracts for sale and trade secrets in the production process.  International Barrier Technology, Inc. and Barrier Technology Corporation are, in that regard, totally dependent upon these things for success in the business.

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

4.C. Organization Structure

Incorporation and Name Changes

The Company was incorporated in British Columbia under the British Columbia Company Act on 7/10/86 under the name “Barrier Technology Inc.”; the name was changed to International Barrier Technology Inc. on 3/11/1996.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 6/30/2003, 6/30/2002 and 6/30/2001 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Fiscal 2003 Ended 6/30/2003

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the U.S.A.

Sales reported for Fiscal 2003 were $2,254,562, a 21.2% increase over the previous year and record high sales of Barrier’s fire resistant Blazeguard panels.  Gross profit was up slightly to $487,570.  The gross margin of 21.6% compared to 23.6% in Fiscal 2002.  Barrier realized a net income of $46,775 compared to a ($317,041) net loss in the prior year.  Cash flow from operations was $43,657 for the fiscal year, up slightly from last year.

Sales as measured by surface footage of product shipped increased to 2.11 million square feet from 1.77 million square feet, an increase of 19.1%.  A substantial sales volume increase of 77% was experienced in Florida, where two manufacturers representatives are helping to sell Blazeguard to townhome builders.  Volume increased 21% through Lowe’s Companies, Inc. Contractor Yards.  Lowe’s continues to sell Blazeguard exclusively as its selected fire-rated sheathing product.  The only declining market area was New Jersey, where Manufacturers Reserve Supply (MRS) sells Blazeguard to the roof repair market (replacing failed fire retardant treated plywood from other vendors) but has not focused on the new construction market.

Cost of goods sold increased to $1,766,992 from $1,421,028 (up 24.3%).  This increase resulted predominantly from increased sales volume, but also from higher material costs as the building products industry experienced historically high prices for wood sheathing (OSB and plywood) beginning in the spring of 2003. Prices have remained at high levels through the remainder of the year.  Direct labor costs, per unit of material produced, have remained relatively constant throughout the year.

Operating expenses including license fees/revenues and R&D decreased to $65,131 from $114,467 the previous year.  These costs include the annual minimum royalty net expense of $75,540 (US$50,000) discussed in Note 14.  Research and development expenses of $25,850 were predominantly for fire tests and material samples in support of new product/market development, in particular for roof deck assemblies for mobile offices/modular buildings.  During the year, Barrier received a royalty payment of $36,259 (US $24,000) for its share of a potential license agreement negotiated by its Licensor (Pyrotite Corporation) for the IPOSB technology. Pyrotite Corporation continues to seek other applications and opportunities for the IPOSB technology.

General and administrative expenses increased to $518,971 from $477,264 last year, a decrease to 23.0% as a percentage of sales compared to 25.7% in the prior year. Consulting fees, legal fees, and investor relations expenses increased to $70,375 from $5,320 last year.  This change is due to Barrier’s increasing effort to communicate to shareholders and the public the Company’s business development initiatives and market opportunities for its products. Wages and management fees were relatively unchanged at $181,037.

Other expenses include non-cash items such as foreign exchange gain (loss), amortization, and stock based compensation.  Barrier realized a foreign exchange gain of $153,202 as the stronger Canadian dollar effectively reduced the value of US$-denominated liabilities when translated into Canadian dollars for reporting purposes.  Barrier negotiated a forgiveness of debt with AFM Corporation on funds provided in 1995 and 1996.  These funds were used to modify the Company’s production line to accommodate “jumbo” (8’ x 24’) panels and automate the production process.

Operating and net income. Barrier achieved a notable reduction of its operating loss to $96,532 in Fiscal 2003 compared to an operating loss of $152,592 the prior year. For the first time in Barrier’s corporate history the company reported an annual net profit.  Net income of $46,775 compares to a loss of $317,041 in Fiscal 2002.

New product and market development initiatives continue to provide opportunities for sales expansion and growth.  Significant progress was made in the effort to develop fire rated roof assemblies for commercial modular buildings such as job-site trailers and semi-permanent buildings for school and hospital sites.  Barrier, and its partner in this development endeavor (one of the largest US distributors of building products to the modular industry), successfully passed stringent fire and wind load tests at Underwriters Laboratories, Inc. (UL).  UL will certify and list in their directory both “A” and “C” roof deck assemblies utilizing Barrier’s Blazeguard product as a key component.  Sales are expected to commence in late 2003 with significant sales volume expected in 2004.  As a part of this process, Barrier has completed production line improvements that increase production capacity for this market application by more than 30%.

Barrier has improved the ability to finish interior wall panels by painting them on the existing production line.  While two-part epoxy paints are utilized to create a finish that is competitive to plastic overlaid panels (FRP), other paint systems are being utilized to create a variety of finishes that in time will create opportunities to sell into residential markets as well as commercial and institutional buildings.  Tnemec Company, a respected producer of paint systems for commercial applications in the United States, has been instrumental in helping Barrier develop different finishing/painting technologies required to provide panels meeting a variety of needs.

Roof decking for multi-family residential buildings is Barrier’s largest and most stable existing market application, and represents the majority of sales. Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the most important US state market for Blazeguard.  Sales into Florida increased by 394,100 square feet or 77%, after growing 11% the previous year.  Management expects sales in 2004 to continue growing as more builders make Blazeguard their preferred fire-rated sheathing.

Lowe’s Contractor Yards continues to inventory Blazeguard at more of their locations. Lowe’s Companies, Inc. will not allow chemically treated fire rated sheathing to be sold at any of their locations.  This provides a compelling reason for local yard managers to market and sell Blazeguard to their many builder customers across the US.  In Fiscal 2003, sales to Lowe’s were up 93,740 sq.ft. (21%) after growing nearly 200,000 square feet in 2002.  Despite the high prices of substrate panels used in Blazeguard and distributors’ current tendency to hold less inventory (out of fear that prices could potentially fall quickly), sales continue to grow at a significant rate. Lowe’s has been instrumental in building Barrier’s sales in Maryland, Virginia, and North Carolina.

Barrier anticipates that it can also extend its business from Lowe’s Contractor Yards into Lowe’s Home Improvement Warehouses.  Lowe’s has a total of 875 stores in 45 states (www.lowes.com).  Most Lowe’s Home Improvement Warehouses have commercial sales departments that cater to the builder community.  These commercial sales departments contact Barrier on a regular basis seeking information and price quotes on Blazeguard.  Some of these inquiries are translating into orders and Barrier is convinced this business is poised to grow in the coming year.  As interest builds in the Lowe’s Home Improvement Warehouses network, it is possible that Lowe’s will elect to inventory Blazeguard at central intra-company distribution centers.  These centralized distribution centers serve to minimize transportation and handling costs to the Home Improvement Warehouses, making the product more economic and competitive.

Sales to Manufacturers Reserve Supply, Barrier’s wholesale lumber distributor in New Jersey and eastern Pennsylvania, declined 42.7% to 373,700 sq. ft.  They have remained focused on “roof replacement” projects resulting from the premature failure of fire retardant treated plywood (FRT) rather than pursuing valuable opportunities in new construction.  Many of the remaining FRT replacement projects have been completed and the State of New Jersey has terminated its program of funding FRT replacement projects with public money. Barrier continues to support MRS but is focusing on growth markets such as Florida, Georgia, Virginia, and Texas, where the majority of multi-family housing starts are occurring.

Material transactions. On 3/5/2003, Barrier announced a letter of intent to purchase the worldwide technology rights (including all relevant patents) to the Pyrotite technology, which represents the foundation of Barrier’s business, from Pyrotite Corporation, Inc. Barrier agreed to pay US$1,000,000 for these rights and made a non-refundable payment of US$50,000 (see Note 6). Negotiations extended beyond the originally intended September 30th closing date.  Final negotiations are in progress.  Management is focused on successfully concluding this transaction.  Given the expected successful conclusion to this transaction, Barrier intends to raise sufficient capital to complete the transaction within a period defined in the purchase agreement.

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

However, sales for the three-month-period ended 3/31/2001 declined $100,464 to a quarterly total of $362,952.  Sales for the three-month-period ended 6/30/2001 declined $116,543 to a quarterly total of $243,517.  These sales revenue reduction was due to a decline in Blazeguard® sales volume shipped for the last half of the fiscal year.  In the first half of the fiscal year, Barrier shipped a volume of 1,3120,00 sq.ft. with nearly 475,000 sq.ft. being shipped to Japan.  In the second half of the fiscal year a total of 832,200 sq.ft. was shipped with less than 100,000 sq.ft. being shipped to Japan. The two main reasons for the decline in sales from the first half compare to the second half were the harsh winter weather conditions experienced in the Northeastern US and the declining economy in Japan and the USA.

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

Liquidity and Capital Resources

During Fiscal 2001, the Company raised $144,342 from the exercise of 1,443.317 stock options and raised $91,500 from the exercise of 855,000 share purchase warrants.

During Fiscal 2002, the Company raised $60,000 from the exercise of 600,000 stock options.

During Fiscal 2003, the Company raised $350,000 from a private placement of 3,500,000 common shares, a 100,000 common share finder’s fee was paid.  Also, 2,000,000 common shares were issued to settle $300,000 in debt with officers and Directors.

During Fiscal 2004, the Company has raised $300,000 from a private placement of 1,000,000 common shares; a 100,000 common share finder’s fee was paid.  Also, the Company has raised $2,150 from the exercise of 21,500 stock options.

Fiscal 2003 Ended 6/30/2003

The Company had a working capital deficiency of ($245,303) as at 6/30/2003.  Cash Provided by Fiscal 2003 Operating Activities totaled $43,657, including the $46,775 Net Income.  Significant adjustments included: $88,405 gain on forgiveness of debt and $98,300 from amortization and ($13,013) in net changes in non-cash working capital items.  Cash Used in Fiscal 2003 Investing Activities was $93,406 for purchase of capital assets and technology rights.  Cash provided from Fiscal 2003 Financing Activities was $148,701, including: ($4,798) decrease in unearned income; ($17,272) decrease in long-term debts; ($181,770) decrease in capital lease obligations; $320,000 from equity financings described above; and $32,541 increase in bank indebtedness.  Management believes that it will be necessary to raise additional working capital to provide for all planned requirements and anticipates that such funds will be provided through private sales of equity and loans from insiders, although all current negotiations are preliminary.

Fiscal 2002 Ended 6/30/2002

The Company had a working capital deficiency of ($703,915) as at 6/30/2002.  Cash Provided by Fiscal 2002 Operating Activities totaled $42,739, including the ($317,041) Net Loss.  Significant adjustments included: $175,725 in amortization of capital assets and $184,055 in net changes in non-cash working capital items.  Cash Used in Fiscal 2002 Investing Activities was nil.  Cash Used in Fiscal 2002 Financing Activities was ($42,739), including: $60,000 raised from the exercise of 600,000 directors’ stock options; ($57,781) decrease in bank indebtedness; ($26,452 decrease in capital lease obligations; ($14,704) decrease in long-term debts; and ($3,802) in unearned income.  Management believes that it will be necessary to raise additional working capital to provide for all planned requirements and anticipates that such funds will be provided through private sales of equity and loans from insiders, although all current negotiations are preliminary.

Research and Development, Patents, and Licenses, Etc.

During 2003/2002/2001/2000/1999/1998, the Company expended $25,850, $36,082, $84,493, $84,779, $68,700 and $46,369 on research and development, respectively.  These expenditures were primarily for the manufacturing process conversions required to switch first from laminate to “direct applied” technology and then to the automated process.  Barrier continues to expend resources on R&D in an ongoing effort to improve production efficiencies and quality.  In addition, Barrier is often faced with questions regarding the applicability of the Blazeguard® technology for ancillary markets (mezzanine floors, electrical equipment panels, modular housing, etc.).  The requests to consider different market applications typically come from existing or potential customers and are taken very seriously.  To the extent that the inquiry requires expenditure of resources, these expenditures are charged to R&D.

Patents:

The Pyrotite Technology licensed by the Company is protected by US Patents: #4,661,398; #4,562,862; #4,818,595; and #5,434,200. The patents are held by Pyrotite Corporation, Seattle, Washington and licensed to International Barrier Technology, Inc.

Trademarks:

International Barrier Technology owns the registered trademark Blazeguard®: US Trademark Registration No. 1,693,014.  Pyrotite Corporation owns the unregistered rights to the trademark name Pyrotite™.

For information regarding the Company’s licenses refer to ITEM 4.1, Information on the Company, History and Development of the Company, History and Development”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

December 13, 2003

_______________________________________________________________________________

_______________________________________________________________________________

                                                                        Date of

                                                                          First

                                                                    Election or

Name                       Position                        Age      Appointment

David J. Corcoran (1)(2)   Administrator/Director           55        July 1986

Michael D. Huddy (1)(3)    President/Director               51    February 1993

Lindsey Nauen              Corporate Secretary              52    December 2003

Victor A. Yates (1)(4)     Director                         57    November 1987

-------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends less tan 25% of his time on the affairs of the Company.

     Business Address: c/o International Barrier Technology Inc..

                           750 West Pender Street, #604

                           Vancouver, British Columbia  V6C 2T7

(3)  He spends full time on the affairs of the Company.

     Business Address: c/o Barrier Technology Corp.

                           510 4th Street North, Watkins, Minnesota, USA  55389

(4)  Business Address: c/o Barrier Technology Inc.

                           510 4th Street North, Watkins, Minnesota, USA  55389

     She spends less than 10% of her time on the affairs of the Company.

_______________________________________________________________________________

_______________________________________________________________________________

David J. Corcoran, Administrator and Director, is a member of the Institute of Chartered Accountants in British Columbia, Canada, with over twenty-five years of experience in industry and commerce.  Prior to 1976, Mr. Corcoran spent over five years gaining experience in marketing, sales and product distribution while he worked in sales with several major companies including Scott Paper and Bristol Myers.  His career in accounting began in 1976 when he joined Touche Ross and Company.  In 1979, he founded Corcoran and Company, Chartered Accountants.  From 1979 to 1990, his firm secured a wide variety of business clients whom he advised regarding their management and business planning.  In 1991, he joined the management of the Company on a full-time basis.  Mr. Corcoran brings to the organization specific business experience in both sales and public finance.  He has been an officer and director of the Company since it inception in 1986.

Lindsey Nauen, Corporate Secretary, received her MBA from the University of Minnesota in 1988.  She also received a B.A. in psychology in 1971 and a M.A. in Library Science in 1974.  For the last eleven years she has been the owner of Nauen Mobil Accounting, providing accounting and business consulting services to small businesses.  In that capacity, she has been providing accounting services to the Company since 1999.

Michael D. Huddy, President and Director, joined the Company in February 1993 as President of the newly-formed US Subsidiary, Barrier Technology Corporation.  Dr. Huddy was elected President of the Company and a Director in July 1994.  Dr. Huddy had been in charge of marketing and sales of Blazeguard® with Citadel and Weyerhaeuser.  He was part of Weyerhaeuser’s research/development team established to develop the Blazeguard® product.  Dr. Huddy brings sales, marketing and general management experience.  He joined Weyerhaeuser’s Architectural Products Group in 1988, after two years as General Manager of Weyerhaeuser’s Northwest Hardwoods operations in Wisconsin.  Before joining Weyerhaeuser, Dr. Huddy worked for Crown Zellerbach Corporation for seven years.  Dr. Huddy holds a Bachelor of Science degree in Biological Sciences with a minor in Chemistry from Lake Superior State College; a Masters of Science degree in Resource Administration; and a Ph.D. in Natural Resource Economics with a minor in Business Management from Michigan State University.

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

6.B.  Compensation

Cash Compensation.  Total compensation paid/accrued (directly/indirectly) to all Directors/Senior Management during Fiscal 2003 ended 6/30/2003 was CDN$181,037, including CDN$145,037 paid to Michael D. Huddy and CDN$36,000 paid indirectly to David Corcoran (refer to ITEM #7B).  In addition, the granting of stock options resulted in non-cash compensation of $12,000.

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met once in Fiscal 2003 and met at the 12/12/2003 Annual Meeting.  The current members of the Audit Committee are: David Corcoran, Michael Huddy and Victor Yates.

6.D.  Employees

As of 11/30/2003, the Company had thirteen active employees, including the two Senior Management.  As of 6/30/2003, 6/30/2002, and 6/30/2001, there were 13, 11, and 11 employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 4 lists, as of 12/13/2003, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 4 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 4

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

_____________________________________________________________________________

_____________________________________________________________________________

Title                                             Amount and Nature   Percent

   of                                                 of Beneficial        of

Class    Name of Beneficial Owner                         Ownership   Class #

-----------------------------------------------------------------------------

Common   David Corcoran (1)                               2,482,035     12.5%

Common   Michael Huddy (2)                                1,981,000     10.0%

Common   Victor Yates (2)                                   608,122      3.1

Common   Lindsey Nauen                                       25,000      0.0%

Total Directors/Officers                                  5,096,157     25.6%

-----------------------------------------------------------------------------

(1)   360,000 represent currently exercisable stock options.

    1,940,637 shares are held indirectly through Corcoran Enterprises Ltd.,

              a private company controlled by Mr. Corcoran.

       42,807 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

    Excludes 1,438,685 shares owned by family members, where he disavows beneficial interest and does not have voting or disposition control.

(2)  100,000 represent currently exercisable stock options

(3)   150,000 represent currently exercisable stock options.

      458,122 shares are held indirectly through Continental Appraisal Ltd.,

              a private company controlled by Mr. Yates.

    Excludes 1,523,424 shares owned by family members, where he disavows beneficial interest and does not have voting or disposition control.

#  Based on 19,759,855 shares outstanding as of 12/13/2003 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

_____________________________________________________________________________

_____________________________________________________________________________

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 5

Stock Option Grants in Fiscal 2003 Ended 6/30/2003

_____________________________________________________________________________

_____________________________________________________________________________

                          Percentage               Market Value of Securities

                    Number        of   Exer.               Underlying Options

                        of     Total  Price                           on Date

                   Options   Options    Per      Grant      Exp’r    of Grant

Name               Granted   Granted  Share       Date       Date   Per Share

-----------------------------------------------------------------------------

Paul J. Louie (2)  200,000       33%  $0.10   3/5/2003   3/5/2008       $0.11

Management Total   200,000       33%

Employees/Others   400,000       67%  $0.10   3/5/2003   3/5/2008       $0.11

Total              600,000      100%

-----------------------------------------------------------------------------

(1)  Options have vesting provisions varying from 4-18 months.

(2)  Former Director, until 12/12/2003.

_____________________________________________________________________________

_____________________________________________________________________________

Stock Options.  The terms of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the “Plan”) on 12/12/2003.

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

Number of Shares Reserved.  The number of common shares which may be issued pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company from time to time at the date of granting of options (including all options granted by the Company under the Plan).

Maximum Term of Options.  The term of any options granted under the Plan is fixed by the Board of Directors and may not exceed five years from the date of grant, or 10 years if the Company is classified as a “Tier 1” issuer under the policies of the TSX Venture Exchange.  The options are non-assignable and non-transferable.

Exercise Price.  The exercise price of options granted under the Plan is determined by the Board of Directors, provided that it is not less than the discounted market price, as that term is defined in the TSX Venture Exchange policy manual or such other minimum price as is permitted by the TSX Venture Exchange in accordance with the policies from time to time, or, if the shares are no longer listed on the TSX Venture Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

Reduction of Exercise Price.  The exercise price of stock options granted to insiders may not be decreased without disinterested shareholder approval, as described below.

Termination.  Any options granted pursuant to the Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, or employee of the Company or any of its affiliates, and within generally 30 days of the option holder ceasing to act as an employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the first anniversary of such cessation.  If such cessation is on account of cause, or terminated by regulatory sanction or by reason of judicial order, the options terminate immediately.  Options that have been cancelled or that have expired without having been exercised shall continue to be issuable under the Plan.  The Plan also provides for adjustments to outstanding options in the event of any consolidation, subdivision, conversion or exchange of Company’s shares.

Administration. The Plan is administered by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time.

Board Discretion. The Plan provides that, generally, the number of shares subject to each option, the exercise price, the expiry time, the extent to which such option is exercisable, including vesting schedules, and other terms and conditions relating to such options shall be determined by the Board of Directors of the Company or senior officer or employee to which such authority is delegated by the Board from time to time and in accordance with TSX Venture Exchange policies.  The number of option grants, in any 12-month period, may not result in the issuance to any one optionee which exceed 5% of the outstanding common shares of the Company (unless the Company is a Tier 1 issuer and has obtained the requisite disinterested shareholder approval), or the issuance to a consultant or an employee engaged in investor relations activities which exceed 2% of the outstanding common shares of the Company.

Disinterested shareholder approval will be sought in respect of any material amendment to the Plan.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 6 as of 12/13/2003, as well as the number of options granted to Directors and all employees as a group.

Table No.  6

Stock Options Outstanding

_____________________________________________________________________________

_____________________________________________________________________________

                            Number of Shares of    CDN$

                                         Common    Exer.       Grant  Expir’n

Name                                      Stock    Price        Date     Date

-----------------------------------------------------------------------------

David Corcoran                          360,000    $0.10     6/05/02  6/05/07

Victor Yates                            150,000    $0.10     6/05/02  6/05/07

Michael Huddy                           100,000    $0.26     7/10/03  7/10/05

Lindsey Nauen                               nil

Total Officers/Directors                610,000

Total Employees/Consultants             798,000

Total Officers/Directors/Employees    1,408,500

_____________________________________________________________________________

_____________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct holdings of common shares, refer to Table No. 4 for additional information.

_____________________________________________________________________________

                                               Shares      Shares      Shares

                                                Owned       Owned       Owned

                                            6/30/2003   6/30/2002   6/30/2001

David Corcoran                              2,122,035   1,998,215   1,798,215

Michael Huddy                               1,807,960   1,197,607   1,197,607

Victor Yates                                  458,122     877,229     676,229

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 11/7/2003, the Company’s shareholders’ list showed 19,759,855 common shares outstanding and 92 registered shareholders, with 16,662,494 shares owned by forty-five registered shareholders resident in Canada.

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

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary ---

7.B.  Related Party Transactions

David Corcoran, Corporate Secretary-Administrator/Director

Mr. Corcoran is compensated for his managerial services to the Company indirectly through Corcoran Enterprises Ltd., a private company controlled by Mr. Corcoran.  During Fiscal 2003/2002/2001, $36,000, $36,000, and $36,000, were paid/accrued to Corcoran Enterprises Ltd., respectively.

In addition, stock options intended for Mr. Corcoran have been granted to Corcoran Enterprises Ltd.  During Fiscal 2003/2002/2001/2000, nil, 415,000, 450,000, and 335,000 stock options were granted to Corcoran Enterprises Ltd., respectively.

Victor Yates, Director

Stock options intended for Mr. Yates have been granted to Continental Appraisals Ltd., a private company controlled by Mr. Yates.  During Fiscal 2003/2002/2001: nil, 415,000 and 315,000 stock options were granted to Continental Appraisals Ltd., respectively.

Michael Huddy, President/Director

In the past, Mr. Huddy utilized 473240 B.C. Ltd. to facilitate the advance of funds to the Company and other inter-company transactions, including the holding of common shares of the Company.  473240 B.C. Ltd. was a private company controlled by Mr. Huddy.  This private company was terminated in 2000 and all Company common shares being held were sold to Mr. Huddy at the current market rate applicable at the time.  During Fiscal 2003/2002/2001: nil, nil and 315,000 stock option were granted to 473240 B.C. Ltd.

Funds Owed to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest/non-interest-bearing advances and convertible promissory notes.  Funds owed totalled:

Name                                          6/30/2003  6/30/2002  6/30/2001

Corcoran Enterprises Ltd. (1)                   $18,000    $39,515    $34,000

Corcoran Enterprises Ltd. (1)                       ---   $112,741    $71,300

473240 B.C. Ltd. (2)                                ---    $36,487    $34,000

Michael Huddy                                       ---    $ 1,513    $ 1,375

Continental Appraisals Ltd. (3)                     ---    $27,000    $23,600

(1) Controlled by David Corcoran

(2) Controlled by Michael Huddy

(3) Controlled by Victor Yates

Interest Payable to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest/non-interest-bearing advances and convertible promissory notes.  Interest payable totalled:

Name                                          6/30/2003  6/30/2002  6/30/2001

Corcoran Enterprises Ltd. (1)                      $225     $8,305     $5,045

Corcoran Enterprises Ltd. (1)                       ---    $11,462     $3,000

473240 B.C. Ltd. (2)                                ---    $11,998     $8,898

Continental Appraisals Ltd. (3)                     ---     $5,160     $3,000

(1) Controlled by David Corcoran

(2) Controlled by Michael Huddy

(3) Controlled by Victor Yates

During April 2003, the Company issued 2,000,000 common shares to officers/directors directly/indirectly to settle $300,000 of debt:

David Corcoran:   1,163,820 shares; $174,573

Michael Huddy:      650,353 shares; $ 97,553

Victor Yates:       185,827 shares; $ 27,874

Other than as disclosed above, there have been no transactions since 6/30/2000, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements

for Fiscal 2003 , Fiscal 2002, and Fiscal 2001

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

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements.

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

Table No. 7

TSX Venture Exchange

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

                                                                    - Sales -

Period                                                       Canadian Dollars

Ended                                Volume            High     Low   Closing

Monthly

11/30/2003                           340,400          $0.58   $0.39     $0.55

10/31/2003                           111,100           0.39    0.30      0.39

 9/30/2003                           177,000           0.43    0.36      0.39

 8/31/2003                           62,010x           0.40    0.36      0.39

 7/31/2003                           660,655           0.47    0.335     0.40

 6/30/2003                           145,700           0.335   0.23      0.30

-----------------------------------------------------------------------------

Quarterly

 6/30/2003                           483,660          $0.34   $0.22     $0.30

 3/31/2003                         3,055,100           0.42    0.04      0.30

12/31/2002                            50,090           0.15    0.04      0.07

 9/30/2002                           273,660           0.10    0.06      0.08

 6/30/2002                          180,220           $0.10   $0.05     $0.08

 3/31/2002                           28,100            0.09    0.07      0.08

12/31/2000                            3,100            0.09    0.07      0.09

 9/30/2001                          118,100            0.13    0.13      0.13

-----------------------------------------------------------------------------

Yearly

 6/30/2003                        3,862,510           $0.42   $0.04     $0.36

 6/30/2002                          329,520            0.13    0.05      0.08

 6/30/2001                        1,940,069            0.19    0.08      0.08

 6/30/2000                        4,442,428            0.48    0.08      0.20

 6/30/1999                          506,900            0.29    0.06      0.09

_____________________________________________________________________________

_____________________________________________________________________________

Table No. 8 lists the volume of trading and high, low and closing sales prices on the NASD Electronic Bulletin Board for the Company's common shares for: the last fiscal year, the last four fiscal quarters, and the last six months.

Table No. 8

NASD Electronic Bulletin Board

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

                                                                    - Sales -

  Period                                                           US Dollars

   Ended                              Volume           High     Low   Closing

Monthly

11/30/2003                           372,519          $0.47   $0.27     $0.47

10/31/2003                           264,300           0.31    0.22      0.29

 9/30/2003                           894,200           0.32    0.26      0.26

 8/31/2003                           207,200           0.31    0.28      0.30

 7/31/2003                           516,000           0.35    0.22      0.35

 6/30/2003                           302,700           0.26    0.18      0.21

-----------------------------------------------------------------------------

Quarterly

 6/30/2003                         1,553,800          $0.26   $0.18     $0.21

 3/31/2003                           280,500           0.26    0.05      0.26

12/31/2002                           118,100           0.05    0.02      0.05

 9/30/2002                               300           0.06    0.06      0.06

-----------------------------------------------------------------------------

Yearly

 6/30/2003                         1,952,700          $0.26   $0.02     $0.05

_____________________________________________________________________________

_____________________________________________________________________________

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

On 11/07/2003, the shareholders' list for the Company's common shares showed 92 registered shareholders and 19,759,855 shares issued and outstanding.  Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has about 750 beneficial owners of its common shares.

Escrowed Common Shares

On 5/15/1987, the Company issued 296,500 shares of “Principal Escrow” common stock at $0.01 per share.  173,452 of these shares are still escrowed and outstanding.  On 11/30/2003, these are held:

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

As of 11/30/2003, no share purchase warrants/convertible debentures were outstanding.

9.A.6.  Differing Rights  --- Not Applicable ---

9.A.7.a.  Subscription Warrants/Right  --- Not Applicable ---

9.A.7.b.  Convertible Securities/Warrants  --- Not Applicable ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Stock Exchange.

The common shares trade on the NASD Electronic Bulletin Board.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.B.  Memorandum and Articles of Association

10.C.  Material Contracts

   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10.E.“Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian".  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person.  Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 6/30/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents   --- No Disclosure Necessary ---

10.G.  Statement by Experts          --- No Disclosure Necessary ---

10.H.  Document on Display           --- No Disclosure Necessary ---

10.I.  Subsidiaries

The Company has two wholly-owned subsidiaries:

a)  Pyrotite  Coatings  of Canada Inc.

    incorporated in British Columbia on 7/10/1986

b)  Barrier Technology Corporation

    incorporated in Minnesota, USA on 5/8/1996

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities              --- No Disclosure Necessary ---

12.B.  Warrants and Rights          --- No Disclosure Necessary ---

12.C.  Other Securities             --- No Disclosure Necessary ---

12.D.  American Depository Shares   --- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS  --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders.  The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the "Evaluation Date") within 90 days prior to the filing date of this report.  Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

There were no significant changes made in the Company's internal controls during the period covered by this annual report on Form 20-F or, to the Company's knowledge, in other factors that could significantly affect these controls subsequent to the date of their execution.

The Company's management, including the Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.  RESERVED

ITEM 16A.  Audit Committee Financial Expert   ---Not Applicable ---

ITEM 16B.  Code of Ethics   ---Not Applicable ---

ITEM 16C.  Principal Accountant Fees and Services   ---Not Applicable ---

ITEM 16D.  Exemptions from the Listing Standards for Audit Committees

           ---Not Applicable ---

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

Audited Financial Statements

 Auditor's Report, dated 10/17/2003

 Consolidated Balance Sheets at 6/30/2003 and 6/30/2002

 Consolidated Statements of Operations

  for the years ended 6/30/2003, 6/30/2002, and 6/30/2001

Consolidated Statements of Deficit

  for the years ended 6/30/2003, 6/30/2002, and 6/30/2001

 Consolidated Statements of Cash Flows

  for the years ended 6/30/2003, 6/30/2002, and 6/30/2001

Consolidated Statements of Shareholders’ Equity

  for the years ended 6/30/2003, 6/30/2002, and 6/30/2001

 Notes to Consolidated Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                         Page

1. Articles of Incorporation/Bylaws as currently in effect:

   --- Incorporated by reference to Form 20-F Registration Statement and

       Form 6-K;s ---

2.  Instruments defining the rights of holders of equity or

      debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

    --- Incorporated by reference to Form 20-F Registration Statement and

       Form 6-K;s ---

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K;s ---

9.   Statement Regarding Date of Financial Statements:No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:  No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:       No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)......  70

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code:

     --- No Disclosure Necessary ---

14.  Additional Exhibits:

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K;s ---

INTERNATIONAL BARRIER TECHNOLOGY INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002

(Stated in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders,

International Barrier Technology Inc.

We have audited the consolidated balance sheets of International Barrier Technology Inc. as at June 30, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for the years ended June 30, 2003, 2002 and 2001.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended June 30, 2003, 2002 and 2001 in accordance with generally accepted accounting principles in Canada.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada	“Amisano Hanson”
October 17, 2003	Chartered Accountants

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

Our report to the shareholders dated October 17, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Amisano Hanson”
October 17, 2003	Chartered Accountants

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2003 and 2002

(Stated in Canadian Dollars)

ASSETS	2003	2002
Current
Cash	$98,952	$-
Accounts receivable	132,133	125,529
Inventory – Note 3	75,816	84,658
Prepaid expenses and deposits	13,110	9,127

	320,011	219,314
Capital assets – Note 4	912,392	990,676
License and technology rights– Note 5	73,391	1

	$1,305,794	$1,209,991

LIABILITIES
Current
Bank indebtedness – Note 6	$101,899	$69,358
Accounts payable and accrued liabilities – Note 11	355,778	468,015
Unearned income	-	8,942
Due to related parties – Note 11	18,225	217,256
Current portion of long-term debts – Note 7	25,052	44,048
Current portion of obligation under capital leases – Note 8	64,360	115,610

	565,314	923,229
Long-term debts – Note 7	78,793	161,330
Obligation under capital leases – Note 8	869,654	1,000,174

	1,513,761	2,084,733

SHAREHOLDERS’ DEFICIENCY
Share capital – Note 9	11,649,276	11,029,276
Deficit	(11,857,243)	(11,904,018)

	(207,967)	(874,742)

	$1,305,794	$1,209,991

Nature and Continuance of Operations – Note 1

Commitments – Notes 7, 8, 9, 14 and 16

Subsequent Events – Note 16

APPROVED BY THE DIRECTORS:

“David Corcoran”, Director	“Victor Yates”, Director
DAVID CORCORAN	VICTOR YATES

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

			(Restated
			– Note 15)
	2003	2002	2001
Sales	$2,254,562	$1,860,167	$1,495,608
Cost of sales	(1,766,992)	(1,421,028)	(1,055,351)

Gross margin	487,570	439,139	440,257

Licence fee revenue	36,259	-	-
Research and development costs – Note 10	(25,850)	(36,082)	(84,493)
License fee expense – Note 14	(75,540)	(78,385)	(75,895)

	(65,131)	(114,467)	(160,388)

General and Administrative Expenses
Accounting and audit fees	36,095	28,705	16,301
Consulting fees – Note 11	35,420	786	-
Filing fees	10,274	16,691	23,435
Insurance	27,475	27,025	25,527
Interest and bank charges – Note 11	28,169	42,463	36,588
Interest on long-term debt – Note 8	62,944	80,951	81,698
Investor relations	16,000	-	28,890
Legal fees	18,955	4,534	9,721
Office and miscellaneous	48,195	53,118	52,858
Telephone	9,631	7,355	8,531
Transfer agent fees	6,986	3,646	1,639
Travel, promotion and trade shows	37,790	32,326	46,140
Wages and management fees – Note 11	181,037	179,664	182,605

	518,971	477,264	513,933

Loss before other	(96,532)	(152,592)	(234,064)
Other
Foreign exchange gain (loss)	153,202	11,276	(49,798)
Gain on forgiveness of debt	88,405	-	-
Amortization – Note 4	(98,300)	(175,725)	(170,117)

Net income (loss) for the year	$46,775	$(317,041)	$(453,979)

Basic and diluted income (loss) per share	$0.00	$(0.03)	$(0.04)

Weighted average number of shares outstanding	14,056,684	12,414,903	10,878,803

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF DEFICIT

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

			(Restated
			– Note 15)
	2003	2002	2001

Deficit, beginning of the year, as previously stated	$(11,904,018)	$(11,475,260)	$(11,046,388)

Prior period restatement – Note 15	-	(111,717)	(86,610)

Deficit, beginning of the year, restated	(11,904,018)	(11,586,977)	(11,132,998)

Net income (loss) for the year	46,775	(317,041)	(453,979)

Deficit, end of the year	$(11,857,243)	$(11,904,018)	$(11,586,977)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

			(Restated
			– Note 15)
	2003	2002	2001
Operating Activities
Net income (loss) for the year	$46,775	$(317,041)	$(453,979)
Items not involving cash:
Gain on forgiveness of debt	(88,405)	-	-
Amortization	98,300	175,725	170,117

	56,670	(141,316)	(283,862)
Changes in non-cash working capital balances related to operations:
Accounts receivable	(6,604)	38,604	(86,382)
Inventory	8,842	13,750	(6,868)
Prepaid expenses and deposits	(3,983)	(8,000)	2,290
Accounts payable and accrued liabilities	(29,493)	86,720	91,434
Due to related parties	18,225	52,981	31,295

	43,657	42,739	(252,093)

Investing Activities
Purchase of capital assets	(20,016)	-	-
Technology rights	(73,390)	-	-

	(93,406)	-	-

Financing Activities
Decrease in unearned income	(4,798)	(3,802)	(24,481)
Decrease in long-term debts	(17,272)	(14,704)	(41,105)
Increase (decrease) in capital lease obligations	(181,770)	(26,452)	3,604
Common shares issued for cash	320,000	60,000	235,842
Increase (decrease) in bank indebtedness	32,541	(57,781)	78,233

	148,701	(42,739)	252,093

Change in cash during the year	98,952	-	-

Cash, beginning of the year	-	-	-

Cash, end of the year	$98,952	$-	$-

Supplementary Cash Flow Information
Cash paid for Interest	$76,425	$100,764	$97,639

Cash paid for Income taxes	$-	$-	$-

Non-cash Transactions – Note 12

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ DEFICIENCY

for the years ended June 30, 2003, 2002 and 2001

(Stated in Canadian Dollars)

	Common Stock		(Restated –
	Issued		Note 15)
	Shares	Amount	Deficit	Total
Balance, June 30, 2000	10,239,938	$10,733,434	$(11,132,998)	$(399,564)
Issue of shares for cash pursuant to exercise of warrants– at $0.10	1,443,417	144,342	-	144,342
Issue of shares for cash pursuant to exercise of options– at $0.10	735,000	73,500	-	73,500
– at $0.15	120,000	18,000	-	18,000
Net loss for the year	-	-	(453,979)	(453,979)

Balance, June 30, 2001	12,538,355	10,969,276	(11,586,977)	(617,701)
Issue of shares for cash pursuant to exercise of options – at $0.10	600,000	60,000	-	60,000
Net loss for the year	-	-	(317,041)	(317,041)

Balance, June 30, 2002	13,138,355	11,029,276	(11,904,018)	(874,742)
Issue of shares for cash pursuant to a private placement– at $0.10	3,500,000	350,000	-	350,000
Less: finders fees	-	(30,000)	-	(30,000)
Issue of shares pursuant to debt settlement agreements– at $0.15	2,000,000	300,000	-	300,000
Net income for the year	-	-	46,775	46,775

Balance, June 30, 2003	18,638,355	$11,649,276	$(11,857,243)	$(207,967)

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company was incorporated under the British Columbia Company Act and is publicly traded on the TSX Venture Exchange in Canada and the OTC Bulletin Board in the United States of America.

The Company’s principal business activity is the manufacture and sale of fire-rated building materials in the United States of America.

These consolidated financial statements have been prepared on a going concern basis.  The Company has a working capital deficiency of $245,303 as at June 30, 2003 and has accumulated $11,857,243 of losses since inception.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Except as disclosed in Note 18, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results could differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)Principles of Consolidation

These consolidated financial statements include the accounts of International Barrier Technology Inc. and its wholly-owned subsidiaries, Pyrotite Coatings of Canada Inc., a British Columbia company and Barrier Technology Corporation, a US company.  All inter-company transactions and balances have been eliminated.

(b)Inventory

Inventory is valued by management at the lower of average cost and net realizable value.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(c)Capital Assets and Amortization

Capital assets are recorded at cost.  Amortization is provided using the following methods and rates:

Manufacturing equipmentstraight line over 5 years

Equipment and furniture20% - declining balance

Computer equipment30% - declining balance

Railway spur 4% - declining balance

Equipment under capital lease20% - declining balance

Building under capital leasestraight line over 20 years

(d)Leases

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

(e)Foreign Currency Translation

Monetary assets and liabilities denominated in United States dollars are translated into Canadian dollars at the exchange rate prevailing at the end of the year.  Non-monetary assets and liabilities and revenues and expenses are translated at the exchange rate prevailing at the respective transaction dates.  Translation gains and losses are recognized in the current year.

(f)Research and Development Costs

Research and development costs are expensed in the year in which they are incurred.

(g)Basic and Diluted Loss Per Share

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

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(h)Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, due to related parties, long-term debt and obligation under capital leases.  The fair values of these financial instruments approximate their carrying values.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(i)Unearned Income

Unearned income represents a prepayment in respect to a contract for future sales.  Revenue is recognized on this prepayment at a rate of 3% of sales to the customer.

(j)Stock-based Compensation

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

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after July 1, 2002.

(k)Revenue Recognition

(i)Building Supplies

Revenue is recognized upon shipment, when the rights of the ownership of the building supplies are transferred to the purchaser.

Shipping and handling costs billed to customers have been included in revenue and shipping and handling costs expense have been included in cost of sales.

(ii)License Fees

License fees revenue is recognized when the licensor records the sale of products from IPOSB technology.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(l)Income Taxes

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

Note 3

Inventory

	2003	2002
Raw materials	$71,397	$73,683
Finished goods	4,419	10,975

	$75,816	$84,658

Note 4

Capital Assets

		2003		2002
		Accumulated
	Cost	Amortization	Net	Net
Manufacturing equipment	$559,242	$541,227	$18,015	$29,019
Equipment and furniture	14,064	12,048	2,016	2,521
Computer equipment	18,867	18,079	788	1,125
Railway spur	132,449	27,625	104,824	109,192

	724,622	598,979	125,643	141,857
Assets under capital lease
Equipment	43,190	21,790	21,400	28,336
Land	74,434	-	74,434	74,434
Building	1,102,673	411,758	690,915	746,049

	$1,944,919	$1,032,527	$912,392	$990,676

Amortization of assets under capital leases included in amortization expense for the year ended June 30, 2003 is $66,438 (2002:  $62,218;  2001:  $56,057).

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 5

License and Technology Rights - Note 14

	2003	2002
Cost	$868,351	$794,961
Less:Accumulated Amortization	(234,895)	(234,895)
Write-off - terminated License Agreement	(560,065)	(560,065)

	$73,391	$1

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

During the year ended June 30, 2003, the Company paid $73,390 (US$50,000) as a non-refundable deposit with respect to the proposed acquisition of all of the Licensor’s right, title and interest worldwide in and to the Fire Retardant Technology and Trademark for a total purchase price of US$1,000,000. The Company is currently in negotiations with the Licensor to formalize the terms of the agreement but it is uncertain if an agreement will be reached.

Note 6

Bank Indebtedness

	2003	2002
Current account overdraft	$-	$38,807
Operating loan	101,899	30,551

	$101,899	$69,358

The operating loan payable in US dollars (US$75,621) bears interest at 9.50% per annum, is secured by accounts receivable and is due on demand.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 7

Long-term Debts

	2003	2002
Loan payable in US dollars (US $26,451) is unsecured, repayable in monthly amounts of US $510 including interest at 4% per annum, due March 10, 2008	$35,643	$-

Loan payable in US dollars was repayable in monthly amounts of US$1,063 including interest at 10.5% per annum and was secured by a floating charge over inventory and capital assets	-	14,779

Loan payable in US dollars (US$14,214) is secured by a director’s guarantee and is repayable in monthly amounts of US$487 including interest at 10.5% per annum, due April 1, 2006	19,153	27,759

Promissory note payable in US dollars was secured by capital assets and was repayable in monthly amounts of US$833 including interest at 6% per annum. This promissory note payable was forgiven as of June 30, 2003	-	93,853

Loan payable in US dollars (US$36,400) is non-interest bearing, repayable in quarterly amounts of US$2,275 and is secured by a lien on the railway spur, due January 10, 2007	49,049	68,987

	103,845	205,378
Less: current portion	(25,052)	(44,048)

	$78,793	$161,330

Principal payments for the next five years are as follows:

2004	$25,052
2005	25,948
2006	26,659
2007	20,099
2008	6,087

$103,845

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 8

Obligation Under Capital Leases

Future minimum lease payments on the obligation under capital leases together with the obligation due under capital leases are as follows:

2004	$119,200
2005	119,200
2006	110,146
2007	110,146
2008	107,411
Thereafter	744,048

1,310,151
Less: amount representing interest	(376,137)

934,014
Less: current portion	(64,360)

Long-term portion	$869,654

The capital leases bear interest at various rates from 6% to 13.5%.

Interest on capital leases included in interest on long-term debt for the year ended June 30, 2003 is $63,878 (2002:  $69,346;  2001:  $66,322).

Note 9

Share Capital

a)Authorized:

100,000,000 common shares without par value

b)Escrow:

At June 30, 2003, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

c)Commitments:

Stock-based Compensation Plan

At June 30, 2003, the Company has granted options to purchase 1,110,000 common shares of the Company.  The options are granted with an exercise price equal to the market price of the Company’s shares on the date of the grants.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 9

Share Capital – (cont’d)

c)Commitments: – (cont’d)

Stock-based Compensation Plan

A summary of the status of company’s share purchase option plan as of June 30, 2003 and 2002 and changes during the years ending on those dates is presented below:

	2003		2002
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	Of Shares	Price
Options outstanding and exercisable at beginning of the year	1,310,000	$0.10	1,240,000	$0.10
Granted	600,000	$0.10	830,000	$0.10
Expired or cancelled	(800,000)	$0.10	(160,000)	$0.125
Exercised	-	-	(600,000)	$0.10

Options outstanding and exercisable at end of the year	1,110,000	$0.10	1,310,000	$0.10

The following summarizes information about share purchase options outstanding as at June 30, 2003:

	Exercise	Expiry
Number	Price	Date
510,000	$0.10	June 5, 2007
600,000	$0.10	March 5, 2008

1,110,000

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 9

Share Capital – (cont’d)

c)Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

A non-cash compensation charge of $32,000 associated with the granting of options to consultants will be recognized in the financial statements of the Company over the vesting period (next 16 months).  A compensation charge associated with directors’ options in the amount of $16,000 will not be recognized in the financial statements, but will be included in the pro forma disclosure.  The pro forma amounts disclosed below include a compensation charge of $12,000.  This amount represents the vested portion to June 30, 2003.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected volatility	94.6%
Risk-free interest rate	3.5%
Expected term in years	5

Had the fair value method been used for those options issued to employees and directors’, the Company’s net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

		Year ended
		June 30, 2003
Net income for the year	As reported	$46,775
	Pro forma	$34,775
Basic and diluted earnings per share	As reported	$0.00
	Pro forma	$0.00

Note 10

Research and Development Costs

Research and development expense consists of the following for the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Salaries	$-	$21,707	$58,286
Testing services	25,850	14,375	28,207

	$25,850	$36,082	$84,493

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 11

Related Party Transactions

The Company was charged the following by directors or private companies with common directors during the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Consulting fees	$5,000	$-	$-
Interest and bank charges	8,470	21,512	19,943
Wages and management fees	181,037	177,093	172,800

	$194,507	$198,605	$192,743

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $3,166 (2002:  $62,097) owing to directors of the Company.

The amount due to related parties of $18,225 (2002:  $217,256) consists of amounts due to directors or private companies with common directors with respect to unpaid managements fees, interest and advances.  These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

Note 12

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the years ended June 30, 2003 and 2002, the following transactions were excluded from the statements of cash flows:

June 30, 2003

–

the Company issued 2,000,000 common shares at $0.15 per share to settle accounts payable and amounts due to related parties totalling $300,000.

June 30, 2002

–

the Company acquired a capital asset with a cost of $31,731 by way of a capital lease.

Note 13

Income Taxes

The Company has non-capital losses in Canada totalling $659,582 which expire in 2010 and non-capital losses in the United States totalling $750,415 which expire in 2023.  In addition, the Company has Scientific Research and Experimental Development Expenditures in Canada of $1,087,818 which may be carried forward indefinitely to reduce taxable income in future years.  The potential future income tax benefit is not reflected in these financial statements.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 13

Income Taxes – (cont’d)

Significant components of the Company’s future income tax assets are as follows:

	2003	2002
Non-capital losses carried forward	$515,433	$818,989
Scientific Research and Experimental Development expenses	387,480	387,480
Net carrying amount of capital assets	1,627,717	1,627,717

	2,530,630	2,834,186
Less valuation allowance	(2,530,630)	(2,834,186)

	$-	$-

The amount taken into income as a future tax asset must reflect that portion of the tax asset which is likely to be realized from future operations. Considering the Company’s cumulative losses in recent years, the Company has chosen to provide an allowance of 100% against all available tax assets, regardless of their terms of expiry.

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

License fee expense consists of the following for the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
License fee expense	$151,080	$156,770	$151,790
License fee revenue	(75,540)	(78,385)	(75,895)

	$75,540	$78,385	$75,895

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 15

Prior Period Restatement

The Company changed its accounting policy with respect to the deferral and amortization of foreign exchange gains/losses on long-term debt in accordance with the Canadian Institute of Chartered Accountants recommendations.  The new recommendations require the inclusion in current income of all foreign exchange gains/losses on long-term debt instruments.  As a result of this retroactive adjustment, the opening deficits for the years ended June 30, 2002 and 2001 were increased by $111,717 and $86,610 respectively.  In addition, the net loss for the year ended June 30, 2001 was increased by $25,107.

Note 16

Subsequent Events

Subsequent to June 30, 2003, the Company:

i)

completed a private placement of 1,000,000 common shares at $0.30 per share for proceeds of $300,000;

ii)

issued 100,000 common shares as finders fees related to the above private placement;

iii)

issued 21,500 common shares at $0.10 per share pursuant to the exercise of share purchase options;  and

iv)

granted 320,000 share purchase options to directors and consultants entitling the holders thereof the right to purchase one common share for each option held at $0.26 per share until July 10, 2005.

Note 17

Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted for the current year.

Note 18

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

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 18

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

a)Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant.  Pursuant to APB 25, the compensation charge associated with non-employees options is recorded in the reconciling items.  The compensation charge for employees is not recognized in this circumstance. Under SFAS 123, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that statement. Had compensation cost been determined based on the fair value at the grant dates for those options issued to directors and employees, the Company’s net loss and loss per share for the years ended June 30, 2002 and 2001 would have been increased to the pro-forma amounts indicated below:

	2002	2001
Net loss in accordance with US GAAP as reported (Note 18 (b))	$(317,041)	$(453,979)
Pro-forma adjustment for SFAS-123	(41,500)	(54,000)

Pro-forma net loss	$(358,541)	$(507,979)

Pro-forma net loss per share	$(0.03)	$(0.05)

The fair value of these options was estimated at the date of the grant using the following weighted average assumptions:

	Years ended June 30,
	2002	2001
Volatility fact of expected market price of the Company’s shares	76.5%	73.6%

Dividend yield	0%	0%

Weighted average expected life of stock options	5 yrs	1 year

Risk-free interest rate	3%	4%

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(Stated in Canadian Dollars)

Note 18

Differences Between Canadian and United States of America Accounting Principles – (cont’d)

b)The impact of the above on the financial statements for the fiscal years ended June 30 are as follows:

	2003	2002	2001
Net income (loss) for the year per Canadian and US GAAP	$46,775	$(317,041)	$(453,979)

Basic income (loss) per share per Canadian and US GAAP	$0.00	$(0.03)	$(0.04)

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technologies Inc. – SEC File #0-20412

Registrant

Dated: December 30, 2003   By  /s/ Michael Huddy

                                    Michael Huddy, President/CEO/Director

Dated: December 30, 2002   By  /s/ David Corcoran

                                   David Corcoran, CFO/Secretary/Director