Form 20-F/A
period 2003-06-30
INTERNATIONAL BARRIER TECHNOLOGY INC/
filed 2004-01-14
CIK 890543

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A

ANNUAL REPORT

Amendment No. 1

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

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K;s ---

9.   Statement Regarding Date of Financial Statements:No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:  No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:       No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)......  70

<r>

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code:      71

</r>

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

International Barrier Technologies Inc. – SEC File #0-20412

Registrant

Dated: December 30, 2003   By  /s/ Michael Huddy

                                    Michael Huddy, President/CEO/Director

Dated: December 30, 2003   By  /s/ David Corcoran

                                   David Corcoran, CFO/Secretary/Director