Form 20-F
period 2004-06-30
INTERNATIONAL BARRIER TECHNOLOGY INC/
filed 2004-12-28
CIK 890543

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL YEAR ENDED JUNE 30, 2004

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

Commission file number: 000-20412

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

750 West Pender Street #604, Vancouver, British Columbia, Canada  V6C 2T7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                        None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                            22,974,855

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

Index to Exhibits on Page 54

INTERNATIONAL BARRIER TECHNOLOGY INC.

ANNUAL REPORT

FISCAL 2004 ENDED JUNE 30, 2004

TABLE OF CONTENTS

Introduction..............................................................  3

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies..................  51

Item 14. Material Modifications to the Rights of

          Security Holders and Use of Proceeds...........................  51

Item 15. Controls and Procedures.........................................  51

Item 16. Reserved

Item 16A.  Audit Committee Financial Expert                                52

Item 16B.  Code of Ethics                                                  52

Item 16C.  Principal Accountant Fees and Services                          52

Item 16D.  Exemptions from the Listing Standards for Audit Committees      53

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers.........................  53

PART III

INTRODUCTION

International Barrier Technology Inc. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “Barrier”, “we”, “our” and “us” refer to International Barrier Technology Inc. and its subsidiaries (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 750 West Pender Street #604, Vancouver, British Columbia, Canada  V6C 2T7.  Our telephone number is 604-689-0188 or 604-984-9687.

We file reports and other information with the Securities and Exchange Commission located at 450 Fifth Street N.W., Washington, D.C. 20549; you may obtain copies of our filings with the SEC by accessing their website located at www.sec.gov.  Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com.

BUSINESS OF INTERNATIONAL BARRIER TECHNOLOGY INC.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials designed to help protect people and property from the destruction of fire.  The Company uses a patented, non-combustible, non-toxic Pyrotite formulation that is used to coat wood panels and has potential application to engineered wood products, paint, plastics, and expanded polystyrene.  Sales have been CDN$4.1 million, CDN$2.3 million, and CDN$1.9 million during Fiscal 2004/2003/2002, respectively.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report Statement on Form 20-F contains forward-looking statements.  Forward-looking statements may be identified by the use of words like “plans”, “expects”, “aims”, “believes”, “projects”, “anticipates”, “intends”, “estimates”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  Forward-looking statements are based on management's current expectations and assumptions, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual outcomes and results may differ materially from these expectations/assumptions due to changes in global political, economic, business, competitive, market, regulatory and other factors.  We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

These factors include, but are not limited to, the fact that the Company is in the exploration stage, will need additional financing to develop its properties and will be subject to certain risks, which factors are set forth in more detail in the sections entitled “Risk Factors” in Item #3D, “Business Overview” in ITEM #4B, and “Operating and Financial Review and Prospects” at ITEM #5.

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

The selected financial data of the Company for Fiscal 2004, Fiscal 2003, and Fiscal 2002 ended June 30th was derived from the financial statements of the Company which have been audited by Amisano Hanson, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 2001 and Fiscal 2000 ended June 30th are derived from the Company's audited financial statements, not included herein.

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

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

                             Year       Year       Year       Year       Year

                            Ended      Ended      Ended      Ended      Ended

                        6/30/2004  6/30/2003  6/30/2002  6/30/2001  6/30/2000

Sales Revenue               $4083      $2255      $1860      $1496      $1713

Operational Profit (Loss)    $637       $488       $439       $440       $507

Net Income (Loss)           ($403)       $47      ($317)     ($454)     ($299)

Income (Loss) per Share    ($0.02)    ($0.00)    ($0.03)    ($0.04)    ($0.04)

Dividends Per Share         $0.00      $0.00      $0.00      $0.00      $0.00

Wtg. Avg. Shares (000)      20121      14057      12415      11052       8379

Period-end Shares O/S       22975      18638      13138      12538      10240

------------------------------------------------------------------------------

Working Capital              $657      ($245)     ($704)     ($564)     ($450)

Long-Term Debt                $52         79        161        149        212

Capital Lease Obligations    $793        870       1000       1040       1042

Capital Stock              $14388     $11649     $11029      10969      10733

Shareholders’ Equity         2296       (208)      (875)      (618)      (313)

Total Assets                 3856       1306       1210       1398       1564

------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation under US GAAP to 6/30/2004 has been ($12,441,664).

(2)  US GAAP requires disclosure of comprehensive loss that, for the Company,

     is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP: 2004 = ($412,591); 2003 = ($113,779)

     and ($328,317).  The concept of comprehensive loss does not exist under

     Canadian GAAP.

(3)  US GAAP would have added contributed surplus of $167,892 for Fiscal 2004 to shareholders’ equity.

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

Table No. 2

U.S. Dollar/Canadian Dollar

_____________________________________________________________________________

_____________________________________________________________________________

                                            Average     High      Low   Close

October 2004                                            1.27     1.22    1.22

September 2004                                          1.31     1.26    1.26

August 2004                                             1.33     1.30    1.31

July 2004                                               1.34     1.31    1.33

June 2004                                               1.38     1.34    1.34

May 2004                                                1.40     1.36    1.37

-----------------------------------------------------------------------------

Fiscal Year Ended 6/30/2004                    1.34     1.41     1.33    1.34

Fiscal Year Ended 6/30/2003                    1.50     1.60     1.33    1.36

Fiscal Year Ended 6/30/2002                    1.57     1.61     1.51    1.52

Fiscal Year Ended 6/30/2001                    1.62     1.58     1.46    1.52

Fiscal Year Ended 6/30/2000                    1.47     1.51     1.44    1.48

_____________________________________________________________________________

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

Additionally, Barrier employs three independent sales representatives that are used to generate and maintain market share for their products in their respective territories.  Barrier relies primarily on the sales force of the existing distribution network to cover the sales function, but where business has reached a threshold volume, independent representatives (non-employees, working on commission only) are being used to support this business within the area being served. Independent representatives lessen the impact on sales that could occur if Barrier should lose the assistance of the existing distribution network.  While Barrier remains in a “growth” mode and has kept a relatively “thin” sales and marketing team, dependence upon the distribution network will remain.  Additional sales representatives will be added as business expands and the addition is warranted.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our common shares are quoted on the TSX Venture Exchange and the price of our shares ranged from CDN$0.64 (low) to CDN$2.30  (high) during the period from 1/1/2004 to 11/15/2004.  The closing price of our shares on 11/15/2004 was CDN$0.75.  The common shares also trade on the NASD Electronic Bulletin Board and the price was US$0.62 on 11/15/2004.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in the province of British Columbia under the British Columbia Company Act.  A majority of the Company's directors must be residents of Canada, and a substantial portion of their assets are located outside of the United States with a portion of the Company's assets located in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

International Barrier Technology Inc. and its subsidiaries are collectively hereinafter referred to as the “Company”.

Incorporated in July 1986, pursuant to agreements, the Company acquired the rights to the Pyrotite Technology for Canada in July 1986 and for the United States in March 1992.  The Canadian rights and the US rights under the 1992 agreement were voluntarily terminated in January 1996 due to marketing conflict with a corporation which acquired the licensor’s rights to the technology.  A new agreement for the rights in the United States was signed in January 1996 and revised in March 1996.  The Company acquired the world-wide rights to the Pyrotite technology, including: US patents; foreign patent filings; manufacturing know-how; trade secrets, and trademarks pursuant to a March 2004 agreement.  The Company completed construction of a new manufacturing facility in Minnesota, USA in December 1995; the facility was upgraded to include substantial automation, increased capacity and product quality in April/May 2000.

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

The Company’s executive office is located at:

 750 West Pender Street #604, Vancouver, British Columbia, Canada  V6C 2T7

 Telephone: (604) 689-0188

 Telephone: (604) 984-9687

 Telephone: (866) 948-0848

 Facsimile: (604) 684-9869.

 e-mail:  info@intlbarrier.com

 website: www.intlbarrier.com

The Company’s registered office is located at:

 1750, 750 West Pender St., Vancouver, BC, Canada  V6C 2T8

 Telephone: (604) 681-1194; and

 Facsimile: (604) 681-9652.

The contact person is:

  David Corcoran, C.A.; Chief Financial Officer/Corporate Secretary/Director.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange under the symbol “IBH” and on the OTC Bulletin Board under the symbol “IBTGF.OB”.

The Company has 100,000,000 no par common shares authorized.  At 6/30/2004, the end of the Company's most recent fiscal year, there were 22,974,855 common shares issued and outstanding.

History and Development

Incorporation and Name Changes:

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

Existing Marketing/Licensing Agreements:

1. Mulehide Products, Inc., Commercial Modular Building Industry

Financings

The Company has financed its operations through borrowings and/or private issuance of common shares:

Fiscal 2002:

                stock option exercise,    600,000 shares, $ 60,000

Fiscal 2003:

                shares for debt,        2,000,000 shares, $300,000

                private placement,      3,500,000 shares, $350,000

Fiscal 2004:

                private placement,      1,000,000 shares, $300,000

                finders fee,              100,000 shares, $    nil

                private placement,      1,200,000 shares, $768,000

                private placement,        750,000 shares, $787,500

                stock option exercise     266,500 shares, $ 41,850

                warrant exercise        1,020,000 shares, $816,000

Fiscal 2005-to-date:

                private placement,      1,470,000 Units,  $1,635,720

                Stock option exercise     720,000 shares, $  111,000

                Warrant exercise           10,000 shares, $    8,000

Capital Expenditures

Fiscal 2002:  $nil

Fiscal 2003

       $  20,015, purchase of capital assets

       $  73,391, technology rights (US$50,000 deposit)

Fiscal 2004:

       $   55,842, purchase of capital assets

       $1,416,381, purchase of trademark and technology rights

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

Barrier now manufactures Blazeguard® in a manufacturing facility constructed in 1995 in Watkins, Minnesota.  Current markets include: multifamily roof deck applications; the thermal barrier for structural insulated panels (SIPs); commercial roof deck applications; fire-rated wall assemblies; roof assemblies in commercial modular buildings; and, specialty markets such as electrical panel boxes for the telecommunications industry.

The term “Pyrotite technology” refers to a patented process of producing fire-resistant building materials.  The term “Pyrotite™” refers to the generic “product/material” that results when all of the ingredients delineated in the patent are mixed together.  When Pyrotite is applied to building products, such as plywood or oriented strand board sheathing (OSB), the original sheathing is rendered “resistant to fire”.  The composite material, the sheathing coated with Pyrotite, has been trademarked Blazeguard(R) fire-rated sheathing.

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

Production

In order to reduce costs, increase manufacturing productivity, improve Blazeguard® quality, and centralize the sales, marketing and office operations, Barrier has phased out the manual production of Blazeguard® and consolidated operations in a 22,000 sq. ft. production facility in Watkins, Minnesota, USA.  The building was designed to Barrier’s specifications and is serviced by nearby inter-state highways and a spur on CP Rail.  The existing Blazeguard® manufacturing facility is now capable of producing 24 million sq. ft. of Blazeguard® annually following product line improvements completed in the spring of 2000.

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

The three major “Model Building Codes” in the United States were consolidated into a single code, the International Building Code (IBC), and ratified by the International Code Congress(ICC)in January, 2000.  Products continue to be evaluated for use under the new building code by the three former code evaluation services agencies (ICBO, BOCA, and SBCCI),but these agencies have become divisions of ICC and a single code evaluation services report is now suitable for use all over the United States. Products that had evaluation services reports under the old codes are covered by a “legacy report”, but all products are encouraged to have these legacy reports converted to an ICC-evaluation services report (ICC-ES) as soon as possible. Barrier made application for an ICC-ES in March, 2004. The report is expected to be complete by June 2005.  These reports are significant because they are costly and time-consuming to obtain and are only issued to products that have passed the most stringent tests of use and performance.  The evaluation services reports allow local building code officials and building inspectors all over the USA to use evaluated products with confidence.

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

Applications.  The administering agencies of the International Building Code (IC) rely on certified independent testing agencies to provide unbiased testing and reporting for products being evaluated.  Independent testing laboratories such as Underwriters Laboratories (UL) and Omega Point Laboratories provide the testing and test data required by the evaluation services organizations to conduct their analysis.

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

While there are a myriad of possible applications for the Pyrotite technology and Blazeguard(R), five main areas have been targeted for marketing and sales in the short term (Schedule A).  These markets, which all have fire rated requirements in the model building code, are:

1. Multi-Family Residential Roof Decks

2.  Commercial, Modular Building, Roof-Deck Applications

3. Structural, Insulated Foam Core Panels

4. Fire Resistive, Structural Wall Assemblies

5. Commercial Roof Decks

6. Specialty Applications

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

Commercial, Modular Building, Roof Deck Assemblies. Modular building manufacturers are being held to tight standards regarding the fire and wind lift ratings of roof deck assemblies if the buildings are destined to be used commercially. Barrier, in association with Mulehide Products (a leading supplier of roof deck materials to the modular industry), has achieved listings from UL for both a Class A and a Class C assembly for use in high wind zones. The assemblies utilize Blazeguard along with Mulehide glue and rubber membranes. The assemblies are low slope and are primarily used as job site construction offices.

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

Blazeguard(R) has been utilized in a variety of SIP applications in both commercial and light commercial buildings since the execution of the AFM supply agreement in 1996.  These projects have demonstrated Blazeguard’s versatility and value to this industry.

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

United States vs. Foreign Sales/Assets

During Fiscal 2004/2003/2002, all sales were in the United States.

At 6/30/2004, 6/30/2003 and 6/30/2002: $1,623,527, $1,142,503, and $1,208,895 of the assets were located in the United States and $2,232,489, $163,291, and $1,096 were located in Canada, respectively.

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

Dependency upon Patents/Licenses/Processes

Pursuant to an agreement for sale of technology dated 3/1/2004, between the Company and Pyrotite Corporation, the Company acquired the rights (previously licensed) to certain fire retardant technology and trademarks for $1,423,082 (US$1,000,000). This purchase price included a $73,391 (US$50,000) non-refundable deposit paid during the fiscal year ended 6/30/2003.

These rights and technology included all of the patents that deal with the Pyrotite technology, whether those patents deal with “surface applied” or integral technology.  Barrier utilizes patented manufacturing technology, as well as manufacturing know-how and trade secrets that have been developed and are closely protected by Barrier.

The manufacturing process for the Blazeguard(R) product is protected by patents, licenses, contracts for sale and trade secrets in the production process.  International Barrier Technology, Inc. and Barrier Technology Corporation are, in that regard, totally dependent upon these things for success in the business.

All employees are required to sign a Confidentiality Agreement that incorporates a “do not compete clause”.  As these clauses pertain to Barrier’s employees at the US operations, they have been drafted to conform to the strictest interpretation under Minnesota law.

Dependency upon Customers

During Fiscal 2004, three customers accounted for 82% of the Company’s sales with totals of 47%, 19% and 16% respectively.

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

Subsidiaries:

a)  Pyrotite Coatings of Canada Inc.; 100%-Owned

    incorporated in British Columbia on 7/10/1986

b)  Barrier Technology Corporation; 100%-Owned

    incorporated in Minnesota, USA on 5/8/1996

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in shares premises of approximately 800 sq.ft.; located at 750 West Pender Street #604, Vancouver, British Columbia, Canada  V6C 2T7.  The Company began occupying these facilities in August 1992.

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

Currently, the production line is running between 65% and 70% efficient (6.5 – 7.0 feet per minute).  The slower line speed allows for better quality control and still more than adequately allows Barrier to produce the required amount of product that has been sold to date.  Barrier has recently begun the construction of a new production line in 15,000 sq.ft. of new building space being added to the existing building. The new line will be higher speed and capacity, but will only run boards that are 4 feet in width. Jumbo, and other specialty products (including samples), will be run on the existing line. The new, high-speed line will be capable of running an estimated 15 million sq.ft. of production capacity on a single shift when it is completed in September 2004. It is expected that this new capacity will improve operating efficiencies, as well as product uniformity. Additional capacity may be added in other facilities as needed.  It is presumed that these new facilities will be strategically located near captive markets.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 6/30/2004, 6/30/2003 and 6/30/2002 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Fiscal 2004 Ended 6/30/2004

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the U.S.A.

Sales reported for the Fiscal 2004 were $4,082,511, an 81% increase over the previous year and record high sales of Barrier’s fire resistant Blazeguard panels.  Gross profit was up to $636,535, a 30.6% annual increase.  The gross margin, which declined from 21.6% to 15.6% was impacted by a substantial increase in substrate costs (Oriented Strand Board and plywood).

To maintain market competitiveness, Barrier does not add a percentage mark-up to the cost of substrate when establishing pricing, merely passing the cost through with a small handling charge.  Profit is taken only on Barrier’s proprietary treatment of the substrate.  Therefore, when substrate prices go up dramatically, gross margins on the entire product decline even through bottom line contribution to product sales have not.  The average cost of substrate for Fiscal 2004 was $408 per thousand square feet (msf) compared to $235 per msf the previous year.

Barrier realized a Fiscal 2004 net loss of ($402,966) compared to a $46,775 net income in the year ending 6/30/2003.  The major reasons for the decline in net income were charges associated with new product introductions (including R&D) and costs associated with sales, marketing, and investor relations.

Sales as measured by surface footage of product shipped increased to 3.4 million square feet from 2.11 million square feet, an increase of 61.1%.  This year-to-year increase follows a year where sales volume had improved from 1.77 million square feet, resulting in a two year increase of 92.1%.  Another substantial year-to-year sales volume increase of 68.9% was experienced in Florida, where two manufacturers’ representatives continue to represent Blazeguard to town-home builders.  While volume increased moderately through Lowe’s Companies, Inc., The Contractor Yards, this division was sold to Strober Building Products, Inc. where no restrictions on the sale of FRT plywood exist.  Management anticipates that The Contractor Yard’s, as a Division of Strober, will continue to be a viable and growing part of Blazeguard’s distribution network.  Blazeguard continues to be the only fire-rated sheathing carried by the Lowe’s Company and Barrier intends to help introduce the product to their home centre stores as the current year progresses.  Northeastern US sales through our oldest distribution partner in New Jersey, Manufacturers Reserve Supply (MRS), have remained fairly stable following three years of decline.

The new Blazeguard product, Mule Hide FR panel, was introduced in January 2004 and accounted for 604,200 sq. ft. (17.9%) of Barriers annual sales volume. This panel is an essential component of an Underwriters Laboratories, Inc. assembly listing for fire rated roofs in commercial modular buildings. Barrier expects this market to grow exponentially in the coming years.

Cost of goods sold increased to $3,445,976 from $1,766,992.  This increase resulted predominantly from increased sales volume, but was also a result of high sheathing costs throughout the year.  Additionally, Barrier experienced a significant loss of efficiency (higher per unit labor costs) as the new Mule Hide FR panel was introduced into the manufacturing process.

The manufacturing process has since been modified to accommodate the production of this product easily and efficiently.  Future financials will be impacted in a very positive way now that this product is selling well and produced as a standard procedure in the manufacturing plant.

Operating expenses, including license fees/revenues and R&D, increased to $117,077 from $65,131 the previous year.  These costs include the annual minimum royalty net expense of $61,645 (US$45,833).  Barrier purchased the technology and patents from Pyrotite Corporation, closing on 5/20/2004, eliminating the requirement for future royalty payments.  Research and development expenses of $55,432 were a continuation of the expenses and tests that were instigated last year and were required to complete the UL certification process for the Mule Hide roof assembly.

General and administrative expenses increased to $751,291 from $518,971 last year, an increase of 44.8%.  As a percent of revenue these expenses dropped to 18.4% from 23.0% the prior year, and they are expected to continue to decline (as a percentage of revenue) as sales volume increases.

The most dramatic change in year-to-year administrative costs occurred in the area of sales marketing and investor relations.  Barrier spent $251,928 on sales marketing and investor-relations activities in Fiscal 2004, up from $53,790.  Activities focused on improving the company’s website (www.intlbarrier.com) and developing point of sale materials for investors and customers.  Barrier attended trades shows, including the International Association of Homebuilders annual convention, as well as, The Money Show, in Las Vegas, Nevada. Barrier purchased radio advertising on nationally (US) broadcast financial programs in an effort to increase market awareness of Blazeguard®, the Pyrotite™ technology, and corporate achievements.  Barrier intends to continue to expand upon its shareholder and customer communication programs to ensure the public is made informed about the business development and emerging opportunities.

Other administrative costs were up proportionately with business growth, with the exception of legal costs that rose from $18,955 to $29,536 and filing fees that rose from $10,274 to $31,275.  Both of these expenses related to the technology purchase endeavor, and in the development of legal supply agreement documents for Mule Hide.

Other expenses include non-cash items such as foreign exchange gain, amortization, and stock-based compensation.  Barrier realized a foreign exchange gain of $6,277 versus $153,202 in the previous year when the stronger Canadian dollar effectively reduced the value of U.S. denominated liabilities when translated into Canadian dollars for reporting purposes.  This reporting period marks the first yearend period where Barrier is required to report stock based compensation (non-cash) as a charge to the operating statement.  This change accounted for an expense of $95,763 where in previous years the category was not reported.

Operating and net income. Barrier experienced an operating loss of ($231,833) in comparison to ($96,532) in Fiscal 2003 and ($152,592) in Fiscal 2002.  The business development expenditures represented in these operating losses enabled Barrier to begin the new fiscal year with excellent positioning for continued growth and to realize profitability.  Net loss was ($402,966) compared to a net income of $46,776 in Fiscal 2003.

Summary of Quarterly Results. Sales volumes have taken a dramatic increase since the quarter ending 12/31/2003.  Increases in sales volumes occurred in Barrier’s primary, established markets but the most significant gains have resulted from the new Mule Hide FR panel.  While net income has not improved as dramatically as sales volume, increasing net income numbers are expected now that the new production techniques have been implemented for this product and R&D expenses are substantially complete.  Operating income, however, took a dramatic positive turn beginning with the quarter ending 3/31/2004.  As the Mulehide panel became a standard production procedure, efficiencies improved along with increasing volume. Continued improvement in operating income is expected as the Mulehide panel continues to increase sales volume.

New product and market development initiatives continue to provide opportunities for sales expansion and growth.  Significant progress was made in the effort to introduce fire rated roof assemblies for commercial modular buildings such as job-site trailers and semi-permanent buildings for school and hospital sites.  Barrier, and its partner in this development endeavor (Mule Hide Products, Inc., one of the largest US providers of roofing products to the modular industry), have successfully established some of the largest modular building manufacturers in the USA as customers.

Barrier and Mule Hide now intend to work toward the development of similar roofing systems (Class A and C) for use in residential construction.  The target market for these residential roof deck assemblies will be the wild fire prone regions of the US south-western region and mountain states.

Roof decking for multi-family residential buildings is Barrier’s largest and most stable existing market application, and to date, represents the majority of sales.  Barrier’s Florida wholesale distributor is currently purchasing product at a rate higher than ever and Florida has become the most important US state market for Blazeguard.  Sales into Florida increased by 623,300 square feet or 68.9%, after growing 77% the previous year.  Management expects sales to multi-family residential construction to continue to grow as more builders become aware of the positive attributes of making Blazeguard their preferred fire-rated sheathing.

Barrier added an independent sales representative in Virginia early in 2004.  This sales representative covers the territory from Maryland south to South Carolina. Sales have increased moderately in this territory and expectations are for accelerated growth now that the representative is fully trained and familiar with the Blazeguard product and its applications.

Additional sales representatives are being recruited in Texas and the upper Midwestern US.  These positions are expected to be filled prior to the end of this fiscal year.

The Contractor Yards (formerly a Division of the Lowe’s Company) continues to inventory Blazeguard at nine of their mid-Atlantic stores.  While they are now a part of the Strober network of building products distribution, sales have continued to increase.  Barrier has also begun the process of introducing Blazeguard to other stores that are a part of the Strober network, but were not part of the Contractor Yard network.  Sales to these additional Strober yards have already occurred in New Jersey.

Lowe’s Companies, Inc. will still not allow chemically-treated fire-rated sheathing to be sold at any of their home centre locations.  This provides a compelling reason for local home centre managers to market and sell Blazeguard to their many builder customers across the US.  Most Lowe’s Home Improvement Warehouses have commercial sales departments that cater to the builder community.  These commercial sales departments contact Barrier on a regular basis seeking information and price quotes on Blazeguard.  Some of these inquiries are translating into orders and Barrier is convinced this business is poised to grow in the coming year.  As interest builds in the Lowe’s Home Improvement Warehouses network, it is possible that Lowe’s may elect to inventory Blazeguard at central intra-company distribution centers. These centralized distribution centers serve to minimize transportation and handling costs to the Home Improvement Warehouses, making the product more economic and competitive.

Global licensing opportunities. With the purchase of the world technology rights, including US patents, foreign patent filings, trademarks, know-how and trade secrets, Barrier is in a position to develop partners all over the globe in licensing arrangements.  Interested parties in China, Saudi Arabia, Mexico, Ireland, Great Britain, and New Zealand have already communicated their interest to Barrier.  Barrier, in turn, is responding with information about the attributes of Blazeguard®, and the Pyrotite™ technology in an effort to assess their appropriateness in the construction of building communities (residential and commercial) in these countries.

Product and technology licensing scenarios are being developed within Barrier and management is confident that licensing relationships or relationships leading to licensing contracts will be in existence prior to the end of the current fiscal year.

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

Operating expenses in the current year declined to $112,704 from $162,525 in the previous year.  Operating costs include $36,082 in research and development and $78,385 in license fees for the US rights to the Pyrotite technology.  License fees are 3% of gross sales with a US$50,000 minimum.

General and administrative expenses decreased to $477,264 from $561,594 last year.  Barrier did not incur any investor-relations costs this year compared to $28,890 last year.  Foreign exchange decreased $61,074 as compared to the previous year.  There was an increase in accounting and audit fees of $12,404 as Barrier continues to use an outside accounting firm for bookkeeping for the US operation.  Travel and promotion fees declined as less travel in support of the business occurred.  Filing fees increased this year as a result of acquiring approval to list the Company’s shares for trading on the NASD Electronic OTC Bulletin Board.

There were no changes to the Company’s board of directors during the year.  Related party charges for wages, management fees and interest on loans increased to $198,605 for the current year compared to $192,743 in the prior year.

Liquidity and Capital Resources

Financings

During Fiscal 2003, the Company raised $350,000 from a private placement of 3,500,000 common shares; a $30,000 finder’s fee was paid.  Also, 2,000,000 common shares were issued to settle $300,000 in debt with officers and Directors.

During Fiscal 2004, the Company has raised $300,000 from a private placement of 1,000,000 common shares; a 100,000 common share finder’s fee was paid.  $768,000 was raised from a private placement of 1,200,000 common shares.  $787,500 was raised from a private placement of 750,000 units.  Also, the Company has raised $41,850 from the exercise of 266,500 stock options.  Finally, $816,000 was raised from the exercise of 1,020,000 warrants.

During Fiscal 2005-to-date, the Company has raised $1,635,720 by completing a private placement of 1,470,000 units at $1.15 per share; raised $111,000 from the exercise of 720,000 stock option; and raised $8,000 from the exercise of share purchase warrants.

Material transactions

On 3/1/2004, Barrier finalized an agreement to purchase the Pyrotite technology, including: US patents; foreign patent filings; manufacturing know-how; trade secrets, and trademarks, for $1,423,082 (US$1,000,000).  The acquisition was effective 5/31/2004, the end of the fiscal year.

A supply agreement for the Mulehide FR panel was finalized between Mulehide Products, Inc. and Barrier that provided for minimum committed volumes, exclusivity and prices while also providing clauses for non-competition and confidentiality.

Fiscal 2004 Ended 6/30/2004

The Company had working capital of $657,148 as at 6/30/2004.  Cash Used by Fiscal 2004 Operating Activities totaled $611,184, including the ($402,966) Net Loss.  Significant adjustments included: $85,950 from amortization, $95,763 from “stock-based compensation”, and ($389,931) in “changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2004 Investing Activities was $55,842 for purchase of capital assets and $1,416,381 for purchase of trademark and technology rights.  Cash provided from Fiscal 2004 Financing Activities was $2,632,862, including: ($26,113) decrease in long-term debts; ($73,202) decrease in capital lease obligations; $2,700,029 from equity financings described above; and $32,148 increase in bank indebtedness.  Management believes that it will be necessary to raise additional working capital to provide for all planned requirements and anticipates that such funds will be provided through private sales of equity and loans from insiders, although all current negotiations are preliminary.

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

Research and Development, Patents, and Licenses, Etc.

During 2004/2003/2002/2001/2000/1999/1998, the Company expended $55,432, $25,850, $36,082, $84,493, $84,779, $68,700 and $46,369 on research and development, respectively.  These expenditures were primarily for the manufacturing process conversions required to switch first from laminate to “direct applied” technology and then to the automated process.  Barrier continues to expend resources on R&D in an ongoing effort to improve production efficiencies and quality.  In addition, Barrier is often faced with questions regarding the applicability of the Blazeguard® technology for ancillary markets (mezzanine floors, electrical equipment panels, modular housing, etc.).  The requests to consider different market applications typically come from existing or potential customers and are taken very seriously.  To the extent that the inquiry requires expenditure of resources, these expenditures are charged to R&D.

Patents:

The Pyrotite Technology owned by the Company is protected by two US Patents. Additional patents, related to the manufacturing process, are being discussed and explored as the new production line is being constructed utilizing new and innovative technology.

Trademarks:

International Barrier Technology owns the registered trademark Blazeguard(R) and the unregistered rights to the trademark name Pyrotite™.

For information regarding the Company’s licenses refer to ITEM 4.1, Information on the Company, History and Development of the Company, History and Development”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

December 15, 2004

_______________________________________________________________________________

_______________________________________________________________________________

                                                                        Date of

                                                                          First

                                                                    Election or

Name                       Position                        Age      Appointment

David J. Corcoran (1)(2)   Administrator/Director           57        July 1986

Michael D. Huddy (1)(3)    President/Director               52    February 1993

Lindsey Nauen (4)          Corporate Secretary              53    December 2003

Victor A. Yates (1)        Director                         59    November 1987

-------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends over half of his time on the affairs of the Company.

     Business Address: c/o International Barrier Technology Inc..

                           750 West Pender Street, #604

                           Vancouver, British Columbia  V6C 2T7

(3)  Business Address: c/o Barrier Technology Inc.

                           510 4th Street North, Watkins, Minnesota, USA  55389

     He spends full time on the affairs of the Company.

(4)  Business Address: c/o Barrier Technology Corp.

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

6.B.  Compensation

Cash Compensation.  Total compensation paid/accrued (directly/indirectly) to all Directors/Senior Management during Fiscal 2004 ended 6/30/2004 was CDN$242,288, including CDN$206,288 paid to Michael Huddy and CDN$36,000 paid indirectly to David Corcoran (refer to ITEM #7B).  In addition, during Fiscal 2004, the granting of below-market stock options to: Michael Huddy resulted in non-cash compensation of $12,000; and Linday Nauen, a Director, resulted in non-cash compensation of $13,000.

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Executive Officers.

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Officers are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The CEO and Senior Management review the Company’s progress in relation to the current operating plan at in-person Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met monthly in Fiscal 2004 and has met five times during Fiscal 2005-to-date.  The current members of the Audit Committee are: David Corcoran, Michael Huddy and Victor Yates.

Pursuant to the British Columbia Company Act, or the Act, a majority of the Company’s Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia, Canada.  All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Officers are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The CEO and Senior Management review the Company’s progress in relation to the current operating plan at in-person Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.D.  Employees

As of 12/15/2004, the Company had sixteen active employees, including the three Senior Management.  As of 6/30/2004, 6/30/2003, and 6/30/2002, there were 20, 13, and 11 employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 4 lists, as of 12/15/2004, Directors and Senior Management who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 4 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 4

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

_____________________________________________________________________________

_____________________________________________________________________________

Title                                             Amount and Nature   Percent

   of                                                 of Beneficial        of

Class    Name of Beneficial Owner                         Ownership   Class #

-----------------------------------------------------------------------------

Common   Carl Marks IB LLC (1)                            3,990,071     15.0%

Common   David Corcoran (2)                               1,942,035      7.6%

Common   Michael Huddy (3)                                1,637,960      6.4%

Common   Victor Yates (4)                                   908,122      3.6%

Common   Lindsey Nauen (5)                                   25,000      0.1%

Total Directors/Officers                                  8,503,188     32.7%

-----------------------------------------------------------------------------

(1) 1,470,000 represent currently exercisable warrants

    Carl Marks IB LLC is a partnership of Carl Marks & Co. LP and Martin Lizt.

    Andrew M. Boas and Robert Speer of New York, Limited Partners in

    Carl Marks & Co. LP, exercise direction/control over Carl Marks IB LLC.

    Carl Marks & Co. LP is a limited partnership of 18 partners.

    Carolyn Marks Blackwood and Linda Marks Katz are the two greater than

    10% holders of the partnership.  In addition, Martin Lizt has a stock option for 100,000 shares.

(2)   300,000 represent currently exercisable stock options.

    1,460,637 shares are held indirectly through Corcoran Enterprises Ltd.,

              a private company controlled by Mr. Corcoran.

       42,807 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

    Excludes 1,463,194 shares/warrants owned by family members, where he disavows beneficial interest and does not have voting or disposition control.

(3)   300,000 represent currently exercisable stock options

(4)   300,000 represent currently exercisable stock options.

      608,122 shares are held indirectly through Continental Appraisal Ltd.,

              a private company controlled by Mr. Yates.

        6,115 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

    Excludes 592,611 shares/warrants owned by family members, where he disavows beneficial interest and does not have voting or disposition control.

(5)  25,000 represent currently exercisable stock option.

     An additional 25,000 stock options exercise:

        12,500 at 11/29/2004 and 12,500 at 1/29/2005.

#  Based on 25,174,855 shares outstanding as of 11/15/2004 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

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

Table No. 5

Stock Option Grants in Fiscal 2004 Ended 6/30/2004

_____________________________________________________________________________

_____________________________________________________________________________

                          Percentage               Market Value of Securities

                    Number        of   Exer.               Underlying Options

                        of     Total  Price                           on Date

                   Options   Options    Per      Grant      Exp’r    of Grant

Name               Granted   Granted  Share       Date       Date   Per Share

-----------------------------------------------------------------------------

Michael Huddy      100,000       20%  $0.26  7/10/2003   7/10/2005      $0.38

Lindsay Nauen (1)   50,000       10%  $1.05  4/29/2004   4/29/2006      $1.31

Management Total   150,000       30%

Consultants        220,000       45%  $0.26  7/10/2003   7/10/2005      $0.38

Consultants (2)    120,000       25%  $0.80  1/13/2004   1/19/2006      $0.99

Total              490,000      100%

-----------------------------------------------------------------------------

(1)  12,500 options vest every three months.

(2)  30,000 options vest every three months.

_____________________________________________________________________________

_____________________________________________________________________________

Table No. 6 gives certain information concerning stock option exercises during Fiscal 2004 Ended 6/30/2004 by our Senior Management and Directors (none).  It also gives information concerning stock option values.  During Fiscal 2004, a total of 266,500 stock options were exercised.

Table No. 6

Aggregated Stock Options Exercises in Fiscal 2004

Fiscal Yearend Unexercised Stock Options / Stock Option Values

Senior Management/Directors

______________________________________________________________________________

______________________________________________________________________________

                                                                   Value(2) of

                                                                   Unexercised

                      Number of                   Number of       In-the Money

                         Shares         Unexercised Options         Options at

                       Acquired           at Fiscal Yearend     Fiscal Yearend

                             on   Value(1)      Exercisable/       Exercisable/

Name                   Exercise  Realized     Unexercisable      Unexercisable

------------------------------------------------------------------------------

David Corcoran              nil      $nil       360,000/nil       $475,200/nil

Victor Yates                nil      $nil       150,000/nil       $198,000/nil

Michael Huddy               nil      $nil       100,000/nil       $116,000/nil

------------------------------------------------------------------------------

Employees/Consultants   266,500  $468,175   433,500/290,000  $531,220/$272,300

______________________________________________________________________________

______________________________________________________________________________

(1) Difference between market price and exercise price on date exercised.

(2) Difference between market price and exercise price at fiscal yearend.

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

The names of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 11/15/2004, as well as the total number of options outstanding.

Table No.  7

Stock Options Outstanding

_____________________________________________________________________________

                            Number of Shares of    CDN$

                                         Common    Exer.       Grant  Expir’n

Name                                      Stock    Price        Date     Date

-----------------------------------------------------------------------------

David Corcoran                          300,000    $0.76     8/24/04  8/24/09

Victor Yates                            300,000    $0.76     8/24/04  8/24/09

Michael Huddy                           300,000    $0.76     8/24/04  8/24/09

Lindsey Nauen (1)                        50,000    $1.05     4/29/04  4/29/06

Total Officers/Directors                950,000

Employee/Consultants                    428,500    $0.10     3/05/03  3/05/08

Employee/Consultants                     25,000    $0.26     7/10/03  7/10/05

Employee/Consultants (2)                110,000    $0.80     1/13/04  1/13/06

Employee/Consultants (3)                250,000    $0.76     8/24/04  8/24/09

Total Officers/Directors/Employees    1,763,500

-----------------------------------------------------------------------------

(1)   25,000 not vested; 12,500 vested every three months following granting.

(2)   30,000 not vested; vest 1/13/2005.

(3)  250,000 not vested; one-fourth of granted options per grantee vest every three months following granting.

_____________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E. and Table No. 4, 5, 6, and 7

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; refer to Table No. 4 for additional information.

_____________________________________________________________________________

                                     Shared Owned  Shared Owned  Shared Owned

                                        6/30/2004     6/30/2003     6/30/2002

David Corcoran                          1,282,035     2,122,035     1,998,215

Michael Huddy                           1,237,960     1,807,960     1,197,607

Victor Yates                              458,122       458,122       877,229

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 11/15/2004, the Company’s shareholders’ list showed 25,174,855 common shares outstanding and 103 registered shareholders, with 20,932,474 shares owned by thirty-five registered shareholders resident in Canada.

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

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary ---

7.B.  Related Party Transactions

David Corcoran, Corporate Secretary-Administrator/Director

Mr. Corcoran is compensated for his managerial services to the Company indirectly through Corcoran Enterprises Ltd., a private company controlled by Mr. Corcoran.  During Fiscal 2004/2003/2002, $36,000, $36,000, and $36,000, were paid/accrued to Corcoran Enterprises Ltd., respectively.

In addition, stock options intended for Mr. Corcoran have been granted to Corcoran Enterprises Ltd.  During Fiscal 2004/2003/2002, nil, nil, and 415,000 stock options were granted to Corcoran Enterprises Ltd, respectively.

Victor Yates, Director

Stock options intended for Mr. Yates have been granted to Continental Appraisals Ltd., a private company controlled by Mr. Yates.  During Fiscal 2004/2003/2002: nil, nil, and 415,000 stock options were granted to Continental Appraisals Ltd., respectively.

Michael Huddy, President/Director

In the past, Mr. Huddy utilized 473240 B.C. Ltd. to facilitate the advance of funds to the Company and other inter-company transactions, including the holding of common shares of the Company.  473240 B.C. Ltd. was a private company controlled by Mr. Huddy.  This private company was terminated in 2000 and all Company common shares being held were sold to Mr. Huddy at the current market rate applicable at the time.  During Fiscal 2004/2003/2002: 100,000, nil, and nil stock option were granted to 473240 B.C. Ltd.

Funds Owed to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest/non-interest-bearing advances and convertible promissory notes.  Funds owed totalled:

Name                                          6/30/2004  6/30/2003  6/30/2002

Corcoran Enterprises Ltd. (1)                        $0    $18,000    $39,515

Corcoran Enterprises Ltd. (1)                         0          0   $112,741

473240 B.C. Ltd. (2)                                  0          0    $36,487

Michael Huddy                                         0          0    $ 1,513

Continental Appraisals Ltd. (3)                       0          0    $27,000

(1) Controlled by David Corcoran

(2) Controlled by Michael Huddy

(3) Controlled by Victor Yates

Interest Payable to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest/non-interest-bearing advances and convertible promissory notes.  Interest payable totalled:

Name                                          6/30/2004  6/30/2003  6/30/2002

Corcoran Enterprises Ltd. (1)                        $0       $225     $8,305

Corcoran Enterprises Ltd. (1)                         0          0    $11,462

473240 B.C. Ltd. (2)                                  0          0    $11,998

Continental Appraisals Ltd. (3)                       0          0     $5,160

(1) Controlled by David Corcoran

(2) Controlled by Michael Huddy

(3) Controlled by Victor Yates

During April 2003, the Company issued 2,000,000 common shares to officers/directors directly/indirectly to settle $300,000 of debt:

David Corcoran:   1,163,820 shares; $174,573

Michael Huddy:      650,353 shares; $ 97,553

Victor Yates:       185,827 shares; $ 27,874

Other than as disclosed above, there have been no transactions since 6/30/2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements

for Fiscal 2004, Fiscal 2003, and Fiscal 2002

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

The Company’s common shares began trading on the OTC Bulletin Board in August 2002 under the symbol IBTGF.OB.

Table No. 8 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last eight fiscal quarters; and the last five fiscal years.

Table No. 8

TSX Venture Exchange

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

                                                                    - Sales -

Period                                                       Canadian Dollars

Ended                                Volume            High     Low   Closing

Monthly

10/31/2004                           121,000          $0.86   $0.67     $0.71

 9/30/2004                           311,300           0.89    0.64      0.80

 8/31/2004                           261,700           1.06    0.82      0.84

 7/31/2004                           336,700           1.41    0.89      0.93

 6/30/2004                         1,212,300           2.14    1.28      1.42

 5/31/2004                         1,471,100           2.23    1.40      2.14

-----------------------------------------------------------------------------

Quarterly

 6/30/2004                        3,933,400           $2.23   $1.10     $1.42

 3/31/2004                        2,122,200            1.22    0.67      1.22

12/31/2003                        1,805,100            1.09    0.30      1.00

 9/30/2003                        1,077,100            0.47    0.30      0.39

 6/30/2003                           483,660          $0.34   $0.22     $0.30

 3/31/2003                         3,055,100           0.42    0.04      0.30

12/31/2002                            50,090           0.15    0.04      0.07

 9/30/2002                           273,660           0.10    0.06      0.08

-----------------------------------------------------------------------------

Yearly

 6/30/2004                        8,937,800           $2.23   $0.30     $1.42

 6/30/2003                        3,862,510            0.42    0.04      0.36

 6/30/2002                          329,520            0.13    0.05      0.08

 6/30/2001                        1,940,069            0.19    0.08      0.08

 6/30/2000                        4,442,428            0.48    0.08      0.20

_____________________________________________________________________________

_____________________________________________________________________________

Table No. 9 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for: the last two fiscal years, the last eight fiscal quarters, and the last six months.

Table No. 9

OTC Bulletin Board

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

                                                                    - Sales -

  Period                                                           US Dollars

   Ended                              Volume           High     Low   Closing

Monthly

10/31/2004                         1,417,436          $0.68   $0.51     $0.59

 9/30/2004                         2,070,854           0.69    0.47      0.60

 8/31/2004                         1,326,688           0.77    0.63      0.63

 7/31/2004                         3,039,404           1.07    0.64      0.71

 6/30/2004                         8,439,086           1.50    0.96      1.07

 5/31/2004                         4,688,789           1.68    1.14      1.60

-----------------------------------------------------------------------------

Quarterly

 6/30/2004                        16,240,223          $1.68   $0.82     $1.07

 3/31/2004                         3,819,414           0.95    0.52      0.95

12/31/2003                         2,383,770           0.81    0.22      0.81

 9/30/2003                         1,617,400           0.35    0.21      0.26

 6/30/2003                         1,553,800          $0.26   $0.18     $0.21

 3/31/2003                           280,500           0.26    0.05      0.26

12/31/2002                           118,100           0.05    0.02      0.05

 9/30/2002                               300           0.06    0.06      0.06

-----------------------------------------------------------------------------

Yearly

 6/30/2004                        24,060,807          $1.68   $0.21     $1.07

 6/30/2003                         1,952,700          $0.26   $0.02     $0.05

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

9.A.5.  Common Share Description

Escrowed Common Shares

On 5/15/1987, the Company issued 296,500 shares of “Principal Escrow” common stock at $0.01 per share.  173,452 of these shares are still escrowed and outstanding.  On 11/15/2004, these are held:

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

Prime Equities International Corp.............................  24,461 shares

Pyrotite Corporation..........................................  26,685 shares

Corcoran Enterprises Ltd......................................  42,807 shares

Chet Idziszek.................................................  63,384 shares

Pursuant to a performance escrow agreement dated 2/24/1992 between the Company and certain escrow Shareholders (the “Escrow Agreement”), 48,922 common shares of the Company (the “Escrow Shares”) are held in escrow with Pacific Corporate Trust Company of Vancouver, British Columbia.  The Escrow Shares are held by Corcoran Enterprises Ltd. (“Corcoran”), a private company owned by David Corcoran, a director of the Company and Continental Appraisals Ltd. (“Continental”), a private company owned by Victor Yates, a director of the Company.

Pursuant to the terms of the Escrow Agreement, the Escrow Shares were to have been surrendered for cancellation on 2/24/2002; however, the Escrow Shares have not been cancelled.  The Company has received acceptance in principle from the TSX Venture Exchange (“TSXV”) to cancel the Escrow Shares not held by Officers/Director, and have the shares held by Officers/Directors reinstated and made subject to a TSXV Tier 2 Surplus Escrow Agreement (the “New Escrow Agreement”) with a six-year time release formula (described below).  Conversion of performance escrow shares to time release escrow shares, as contemplated, is permitted under TSXV and British Columbia Securities Commission (“BCSC”) policies relating to escrow shares held under previous escrow regimes such as the BCSC’s Local Policy Statement 3-07.

Final approval of the conversion to a time-release formula is, in the Company’s case, subject to the Company obtaining shareholder approval for the reinstatement and conversion to time-release escrow and complying with all other applicable TSXV and BCSC policies related to the reinstatement and conversion.

If the reinstatement and conversion of the Escrow Shares is approved by the Company’s shareholders, the TSXV and the BCSC, the Company and the escrow shareholders will enter into the New Escrow Agreement.  Under the terms of the New Escrow Agreement, the Escrow Shares and will be released as follows:

   5% (1/20 of total Escrow Shares) 6 Months from the date of TSXV Acceptance

   5% (1/19 of remaining Escrow Shares) 12 months from TSXV Acceptance

   5% (1/18 of remaining Escrow Shares) 18 months from TSXV Acceptance

   5% (1/17 of remaining Escrow Shares) 24 months from TSXV Acceptance

  10% (1/8 of remaining Escrow Shares)  30 months from TSXV Acceptance

  10% (1/7 of remaining Escrow Shares)  36 months from TSXV Acceptance

  10% (1/6 of remaining Escrow Shares)  42 months from TSXV Acceptance

  10% (1/5 of remaining Escrow Shares)  48 months from TSXV Acceptance

  10% (1/4 of remaining Escrow Shares)  54 months from TSXV Acceptance

  10% (1/3 of remaining Escrow Shares)  60 months from TSXV Acceptance

  10% (1/2 of remaining Escrow Shares)  66 months from TSXV Acceptance

  10% (all remaining Escrow Shares)     72 months from TSXV Acceptance

If the Company becomes a Tier 1 issuer under the policies of the TSXV prior to the expiration of the 72-month release period set out above, the release schedule set out above will be amended to comply with the applicable Tier 1 release schedule, resulting in an accelerated release of any securities remaining in escrow, with such securities being released as if the Company had originally been classified as Tier 1 issuer.  The securities of Tier 1 issuers held under surplus security escrow agreements are released over a three-year period, with 10% of the securities being released on TSXV acceptance and 15% being released every 6 months thereafter.

Unless otherwise expressly permitted in the New Escrow Agreement, the Escrow Shares may not be sold, transferred, assigned, mortgaged or otherwise dealt with in any way.  Pursuant to the terms of the New Escrow Agreement, the Escrow Shares may be transferred within escrow to an individual who is a director or senior officer of the Company or of a material operating subsidiary of the Company, subject to the approval of the Company’s board of directors, or to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Company’s outstanding securities, or to a person or company that after the proposed transfer will hold more than 10% of the voting rights attached to the Company’s outstanding securities and that has the right to elect or appoint one or more directors or senior officers of the Company or of any of its material operating subsidiaries.  The Escrow Shares may also be pledged, mortgaged or charged to a financial institution as collateral for a loan.  No Escrow Shares may be transferred or delivered to the financial institution for this purpose and the loan agreement must provide that the Escrow Securities will remain in escrow if the lender realizes on the security to satisfy the loan.

Pursuant to the terms of the New Escrow Agreement, upon the bankruptcy of an escrow shareholder, the Escrow Shares of that shareholder held in escrow may be transferred within escrow to the trustee in bankruptcy or other person legally entitled to such securities.  Upon the death of an escrow shareholder, all securities of the deceased holder will be released from escrow to the deceased holder’s legal representative.

Subject to certain limited exceptions, escrow shareholders retain all voting rights attached to their Escrow Shares.  The New Escrow Agreement provides that the Escrow Shares will be cancelled if the asset, property or business in consideration of which the Escrow Shares were issued is lost or abandoned, or the operations or development of such asset, property or business is discontinued.

At the Annual Shareholders’ Meeting scheduled for 12/9/2004, disinterested shareholders will be asked to approve an ordinary resolution authorizing the reinstatement of the Escrow Shares and the adoption of the New Escrow Agreement by the Company and the escrow shareholders.  Disinterested shareholders for the purpose of voting on the resolution include all shareholders of the Company other than David Corcoran and Victor Yates, and their affiliates and associates.  A total of 3,449,253 shares held by David Corcoran, Victor Yates, and their affiliates and associates, will therefore not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

Share Purchase Warrants/Convertible Debenture

Table No. 10 lists, as of 11/15/2004, warrants outstanding, the date the warrants were issued, the exercise price, and the expiration date of the warrants.  As of 11/15/2004, the Company was aware of eight shareholders of its 2,390,000 warrants.  These warrants are non-transferable.

Table No. 10

Warrants Outstanding

_____________________________________________________________________________

_____________________________________________________________________________

              Number of    Number of

              Share        Share                                   Expiration

              Purchase     Purchase                                   Date of

Effective     Warrants     Warrants                                     Share

Date of       Originally   Still            Exercise Price           Purchase

Issuance      Issued       Outstanding    Year #1   Year #2          Warrants

-----------------------------------------------------------------------------

 2/02/2004    1,200,000      170,000     CDN$0.80  CDN$0.80         2/05/2005

 6/01/2004      750,000      750,000     CDN$1.31  CDN$1.31         6/01/2006

 8/19/2004    1,470,000    1,470,000 (1)  US$0.92   US$0.92         8/20/2006

(1)  Owned by Carl Marks IB LLC

_____________________________________________________________________________

_____________________________________________________________________________

9.A.6.  Differing Rights  --- Not Applicable ---

9.A.7.a.  Subscription Warrants/Right  --- Not Applicable ---

9.A.7.b.  Convertible Securities/Warrants  --- Not Applicable ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Stock Exchange, in Canada.

The common shares trade on the OTC Bulletin Board, in the United States.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 6/30/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the “Evaluation Date”) within 90 days prior to the filing date of this report.  Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

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

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of two Senior Management/Directors and an independent director of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a “financial expert”.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy and procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Amisano Hanson, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Amisano Hanson for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Amisano Hanson to the Company were:

_____________________________________________________________________________

Fiscal Year ended June 30, 2004 and 2003          Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                   2004            2003

-----------------------------------------------------------------------------

Audit Fees                                             $22,586        $25,301

Audit Related Fees                                       8,514         $6,019

Tax Fees (1)                                                 0             $0

All Other Fees                                               0        _    $0

Total                                                  $31,100        $31,320

_____________________________________________________________________________

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Amisano Hanson, independent Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

 Auditor's Report, dated 9/8/2004

 Consolidated Balance Sheets at 6/30/2004 and 6/30/2003

 Consolidated Statements of Operations

  for the years ended 6/30/2004, 6/30/2003, and 6/30/2002

Consolidated Statements of Cash Flows

  for the years ended 6/30/2004, 6/30/2003, and 6/30/2002

Consolidated Statements of Shareholders’ Equity (Deficiency)

  for the years ended 6/30/2004, 6/30/2003, and 6/30/2002

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

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K;s ---

9.  Statement Regarding Date of Financial Statements: No Disclosure Necessary

10. Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11. Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)       77

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code:     79

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     --- No Disclosure Necessary ---

15.  Additional Exhibits:

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K’s ---

INTERNATIONAL BARRIER TECHNOLOGY INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

International Barrier Technology Inc.

We have audited the consolidated balance sheets of International Barrier Technology Inc. as at June 30, 2004 and 2003 and the consolidated statements of operations, cash flows and shareholders’ equity (deficiency) for the years ended June 30, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended June 30, 2004, 2003 and 2002 in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada	“Amisano Hanson”
September 8, 2004	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern.  The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements and in respect of the Company’s accumulated losses from operations, substantial doubt about the Company’s ability to continuing as a going concern exists.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated September 8, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the consolidated financial statements.

Vancouver, Canada	“Amisano Hanson”
September 8, 2004	Chartered Accountants

INTERNATIONAL BARRIER TECHNOLOGY INC. CONSOLIDATED BALANCE SHEETS June 30, 2004 and 2003 (Stated in Canadian Dollars)
ASSETS	2004	2003
Current
Cash and term deposits	$ 648,407	$ 98,952
Accounts receivable	588,662	132,133
Inventory – Note 3	123,823	75,816
Prepaid expenses and deposits	11,746	13,110
	1,372,638	320,011
Capital assets – Note 4	894,143	912,392
Deferred stock compensation charge – Note 9	111,052	-
Trademark and technology rights– Notes 5 and 12	1,477,913	73,391
	$ 3,855,746	$ 1,305,794
LIABILITIES
Current
Revolving operating loan – Note 6	$ 134,047	$ 101,899
Accounts payable and accrued liabilities – Note 12	487,244	355,778
Due to related parties – Note 12	-	18,225
Current portion of long-term debts – Note 7	26,147	25,052
Current portion of obligation under capital leases – Note 8	68,052	64,360

	715,490	565,314
Long-term debts – Note 7	51,585	78,793
Obligation under capital leases – Note 8	792,760	869,654

	1,559,835	1,513,761

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital – Notes 9 and 16	14,388,228	11,649,276
Contributed surplus	167,892	-
Deficit	(12,260,209)	(11,857,243)

	2,295,911	(207,967)

	$ 3,855,746	$ 1,305,794

Nature and Continuance of Operations – Note 1

Commitments – Notes 7, 8, and 9

Subsequent Events – Note 16

APPROVED BY THE DIRECTORS:

“David Corcoran”	Director	“Victor Yates”	Director

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC. CONSOLIDATED STATEMENTS OF OPERATIONS for the years ended June 30, 2004, 2003 and 2002 (Stated in Canadian Dollars)
	2004	2003	2002
Sales – Note 15	$ 4,082,511	$ 2,254,562	$ 1,860,167
Cost of sales	(3,445,976)	(1,766,992)	(1,421,028)

Gross profit	636,535	487,570	439,139

Licence fee revenue	-	36,259	-
Research and development costs – Note 10	(55,432)	(25,850)	(36,082)
License fee expense – Note 11	(61,645)	(75,540)	(78,385)

	(117,077)	(65,131)	(114,467)

	519,458	422,439	324,672

General and Administrative Expenses
Accounting and audit fees	40,910	36,095	28,705
Consulting fees – Note 12	-	35,420	786
Filing fees	31,275	10,274	16,691
Insurance	27,483	27,475	27,025
Interest and bank charges – Note 12	21,817	28,169	42,463
Interest on long-term debt – Note 8	57,404	62,944	80,951
Legal fees	29,536	18,955	4,534
Office and miscellaneous	70,143	48,195	53,118
Sales marketing and investor relations	251,928	53,790	32,326
Telephone	11,247	9,631	7,355
Transfer agent fees	10,730	6,986	3,646
Wages and management fees – Note 12	198,818	181,037	179,664

	751,291	518,971	477,264

Loss before other	(231,833)	(96,532)	(152,592)
Other
Amortization – Note 4	(85,950)	(98,300)	(175,725)
Foreign exchange gain	6,277	153,202	11,276
Gain on forgiveness of debt	-	88,405	-
Interest income	4,303	-	-
Stock-based compensation – Note 9	(95,763)	-	-

Net income (loss) for the year	$ (402,966)	$ 46,775	$ (317,041)

Basic and diluted income (loss) per share	$ (0.02)	$ 0.00	$ (0.03)

Weighted average number of shares outstanding	20,121,061	14,056,684	12,414,903

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC. CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended June 30, 2004, 2003 and 2002 (Stated in Canadian Dollars)
	2004	2003	2002
Operating Activities
Net income (loss) for the year	$ (402,966)	$ 46,775	$ (317,041)
Items not involving cash:
Gain on forgiveness of debt	-	(88,405)	-
Amortization	85,950	98,300	175,725
Stock-based compensation	95,763	-	-
Changes in non-cash working capital balances related to operations:
Accounts receivable	(456,529)	(6,604)	38,604
Inventory	(48,007)	8,842	13,750
Prepaid expenses and deposits	1,364	(3,983)	(8,000)
Accounts payable and accrued liabilities	131,466	(29,493)	86,720
Due to related parties	(18,225)	18,225	52,981
	(611,184)	43,657	42,739

Investing Activities
Purchase of capital assets	(55,842)	(20,015)	-
Purchase of trademark and technology rights	(1,416,381)	(73,391)	-
	(1,472,223)	(93,406)	-

Financing Activities
Decrease in unearned income	-	(4,798)	(3,802)
Decrease in long-term debts	(26,113)	(17,272)	(14,704)
Decrease in obligations under capital lease	(73,202)	(181,770)	(26,452)
Common shares issued for cash	2,700,029	320,000	60,000
Increase (decrease) in bank indebtedness	32,148	32,541	(57,781)
	2,632,862	148,701	(42,739)

Change in cash during the year	549,455	98,952	-

Cash and term deposits, beginning of the year	98,952	-	-
Cash and term deposits, end of the year	$ 648,407	$ 98,952	$ -

Consists of:
Cash	$ 208,062	$ 98,952	$ -
Term deposits	440,345	-	-

	$ 648,407	$ 98,952	$ -

Supplementary Cash Flow Information
Cash paid for Interest	$ 75,801	$ 76,425	$ 100,764

Cash paid for Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 13

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC. CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY) for the years ended June 30, 2004, 2003 and 2002 (Stated in Canadian Dollars)
	Common Stock
	Issued		Contributed
	Shares	Amount	Surplus	Deficit	Total
Balance, June 30, 2001	12,538,355	$ 10,969,276	$ -	$ (11,586,977)	$ (617,701)
Issued for cash pursuant to exercise of share purchase options – at $0.10	600,000	60,000	-	-	60,000
Net loss for the year	-	-	-	(317,041)	(317,041)
Balance, June 30, 2002	13,138,355	11,029,276	-	(11,904,018)	(874,742)
Issued for cash pursuant to a private placement – at $0.10	3,500,000	350,000	-	-	350,000
Less: finders fees	-	(30,000)	-	-	(30,000)
Issued pursuant to debt settlement agreements – at $0.15	2,000,000	300,000	-	-	300,000
Net income for the year	-	-	-	46,775	46,775
Balance, June 30, 2003	18,638,355	11,649,276	-	(11,857,243)	(207,967)
Issued for cash pursuant to a private placement – at $0.30	1,000,000	300,000	-	-	300,000
– at $0.64	1,200,000	768,000	-	-	768,000
– at $1.05	750,000	787,500	-	-	787,500
Finders’ fee	100,000	-	-	-	-
Less: issue costs	-	(13,321)	-	-	(13,321)
Issued for cash pursuant to exercise of share purchase options – at $0.10	171,500	17,150	-	-	17,150
– at $0.26	95,000	24,700	-	-	24,700
Issued for cash pursuant to exercise of share purchase warrants – at $0.80	1,020,000	816,000	-	-	816,000
Stock-based compensation charges	-	-	206,815	-	206,815
Reclassification of stock-based compensation charges upon exercise of share purchase options	-	38,923	(38,923)	-	-
Net loss for the year	-	-	-	(402,966)	(402,966)
Balance, June 30, 2004	22,974,855	$ 14,388,228	$ 167,892	$ (12,260,209)	$ 2,295,911

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

The Company was incorporated under the British Columbia Company Act and is publicly traded on the TSX Venture Exchange in Canada (“TSX”) and the OTC Bulletin Board in the United States of America.

The Company’s principal business activity is the manufacture and sale of fire-rated building materials in the United States of America.

These consolidated financial statements have been prepared on a going concern basis.  The Company has not achieved profitable operations during the year ended June 30, 2004 and has accumulated total losses of $12,260,209 since inception.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities from normal operations when they come due.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 18.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

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

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(c)

Capital Assets, Trademark and Technology Rights and Amortization

Capital assets and trademark and technology rights are recorded at cost.  Amortization is provided using the following methods and rates:

Manufacturing equipment

straight line over 5 years

Equipment and furniture

20% - declining balance

Computer equipment

30% - declining balance

Railway spur

 4% - declining balance

Leasehold improvements

straight line over 5 years

Equipment under capital lease

20% - declining balance

Building under capital lease

straight line over 20 years

Trademark and technology rights

straight line over 8 years

(d)

Impairment of Long-Lived Assets

The Company evaluates the long-lived assets, including intangibles, for impairment when events or changes in circumstances indicate, in management’s judgement, that the carrying value of such assets used in operations may not be recoverable.  The determination of whether an impairment has occurred is based on management’s estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets.  If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

(e)

Leases

Leases are classified as capital or operating leases.  A lease that transfers substantially all of the benefits and risks incidental to the ownership of property is classified as a capital lease.  At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the minimum lease payments and the property’s fair value at the beginning of the lease.  All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

(f)

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

(g)

Research and Development Costs

Research and development costs are expensed in the year in which they are incurred.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(h)

Basic and Diluted Loss Per Share

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

(i)

Financial Instruments

-

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and term deposits, accounts receivable, revolving operating loan, accounts payable and accrued liabilities, due to related parties, long-term debts and obligation under capital leases.  Unless otherwise noted, the fair values of these financial instruments approximate their carrying values.

-

Credit Risk

The Company grants credit to its customers in the normal course of business.  Credit evaluations are performed on a regular basis and the financial statements take into account an allowance for bad debts.  During the year ended June 30, 2004 three customers accounted for 82% of the Company’s sales.  The loss of any of these customers or the curtailment of purchases by such customers could have a material adverse effect on the Company’s financial condition and results of operations.

-

Currency Risk

The majority of the Company’s operations are carried out in the United States of America.  The Company’s long-term debt and obligation under capital leases are repayable in U.S. dollars.  These factors expose the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company.

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

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 2

Significant Accounting Policies – (cont’d)

(j)

Stock-based Compensation – (cont’d)

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation.  These require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting.  However, the standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after July 1, 2002.  Effective for fiscal years beginning on or after January 1, 2004, pro forma disclosure will no longer be permitted.  The Company will adopt the new requirements commencing July 1, 2004 whereby the fair value of stock options awards to employees and directors will be recognized as an expense.

Upon the exercise of share purchase options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

(k)

Revenue Recognition

(i)

Building Supplies

Revenue is recognized upon shipment, when the rights of the ownership of the building supplies are transferred to the purchaser  and collection is reasonably assured.

Shipping and handling costs billed to customers have been included in revenue and shipping and handling costs expense have been included in cost of sales.

(ii)

License Fees

License fees revenue is recognized when the licensor records the sale of products from certain fire retardant technology known as IPOSB technology and collection is reasonably assured.

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

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 3

Inventory

	2004	2003
Raw materials	$ 89,981	$ 71,397
Finished goods	33,842	4,419

	$ 123,823	$ 75,816

Note 4

Capital Assets

		2004		2003
		Accumulated
	Cost	Amortization	Net	Net
Manufacturing equipment	$ 572,523	$ 546,559	$ 25,964	$ 18,015
Equipment and furniture	14,064	12,452	1,612	2,016
Computer equipment	25,195	19,265	5,930	788
Railway spur	132,449	31,818	100,631	104,824
Leasehold improvements	36,234	1,026	35,208	-

	780,465	611,120	169,345	125,643

Assets under capital lease
Equipment	43,190	28,608	14,582	21,400
Land	74,434	-	74,434	74,434
Building	1,102,673	466,891	635,782	690,915

	1,220,297	495,499	724,798	786,749

	$ 2,000,762	$ 1,106,619	$ 894,143	$ 912,392

Amortization of assets under capital leases included in amortization expense for the year ended June 30, 2004 is $61,952 (2003:  $66,438;  2002:  $62,218).

Note 5

Trademark and Technology Rights – Note 12

	2004	2003
Trademark and technology rights – at cost	$ 1,489,771	$ 73,391
Less: Accumulated Amortization	(11,858)	-

	$ 1,477,913	$ 73,391

Pursuant to an agreement for sale of technology dated March 1, 2004, between the Company and Pyrotite Corporation, the Company acquired the rights to certain fire retardant technology and trademarks for $1,423,082 (US$1,000,000).  This purchase price includes a $73,391 (US$50,000) non-refundable deposit paid during the year ended June 30, 2003.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 6

Revolving Operating Loan

The operating loan payable in US dollars (US$100,500) bears interest at 8% per annum, is secured by accounts receivable and is due July 20, 2004.

Note 7

Long-term Debts

	2004	2003
Loan payable in US dollars (US $21,292) is unsecured, repayable in monthly amounts of US $510 including interest at 4% per annum, due March 10, 2008	$ 28,398	$ 35,643

Loan payable in US dollars (US$9,687) is secured by a director’s guarantee and is repayable in monthly amounts of US$487 including interest at 10.5% per annum, due April 1, 2006	12,921	19,153

Loan payable in US dollars (US$27,300) is non-interest bearing, repayable in quarterly amounts of US$2,275 and is secured by a lien on the railway spur, due January 10, 2007	36,413	49,049

	77,732	103,845
Less: current portion	(26,147)	(25,052)

	$ 51,585	$ 78,793

Principal payments for the next four years are as follows:

2005	$ 26,147
2006	25,665
2007	19,895
2008	6,025

$ 77,732

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 8

Obligation Under Capital Leases

Future minimum lease payments on the obligation under capital leases together with the obligation due under capital leases are as follows:

2005	$ 117,988
2006	109,026
2007	109,026
2008	106,319
2009	98,196
Thereafter	638,287

1,178,842
Less: amount representing interest	(318,030)

860,812
Less: current portion	(68,052)

Long-term portion	$ 792,760

The capital leases are repayable in U.S. dollars and bear interest at various rates from 6% to 13.5%.

Interest on capital leases included in interest on long-term debt for the year ended June 30, 2004 is $54,469 (2003:  $53,878;  2002:  $69,346).

Note 9

Share Capital – Note 16

a)

Authorized:

100,000,000 common shares without par value

a)

Escrow:

At June 30, 2004, 173,452 shares are held in escrow by the Company’s transfer agent.  The release of these shares is subject to the direction or determination of the relevant regulatory authorities.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 9

Share Capital – Note 16 – (cont’d)

a)

Commitments:

Share Purchase Warrants

At June 30, 2004, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date
180,000	$0.80	February 2, 2005
750,000	$1.31	June 1, 2006

930,000

Stock-based Compensation Plan

The Company has a stock option plan for officers, directors, employees and consultants.  Options are granted with an exercise price determined by the Board of Directors, which may not be less than the market price of the Company’s stock on the date of the grant less applicable discounts permitted by the TSX, subject to a minimum price of $0.10.  All options granted under the plan vest in stages over 12 months with no more than 25% of the shares subject to the option vesting in any three-month period.

At June 30, 2004, the Company has granted options to purchase 1,333,500 common shares of the Company.

A summary of the status of company’s share purchase option plan as of June 30, 2004 and 2003 and changes during the years ending on those dates is presented below:

	2004		2003
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	Of Shares	Price
Options outstanding at beginning of the year	1,110,000	$0.10	1,310,000	$0.10
Granted	490,000	$0.47	600,000	$0.10
Expired or cancelled	-	-	(800,000)	$0.10
Exercised	(266,500)	$0.16	-	-

Options outstanding at end of the year	1,333,500	$0.23	1,110,000	$0.10

Options exercisable at end of the year	1,068,500	$0.15	660,000	$0.10

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 9

Share Capital – Note 16 – (cont’d)

a)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The following summarizes information about share purchase options outstanding as at June 30, 2004:

	Exercise	Expiry
Number	Price	Date
510,000	$0.10	June 5, 2007
428,500	$0.10	March 5, 2008
225,000	$0.26	July 10, 2005
120,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006

1,333,500

During the year ended June 30, 2004, a compensation charge associated with stock options granted to consultants in the amount of $206,815 was recognized in the financial statements.  Due to the vesting provisions of the stock option plan $111,052 is presented as a deferred stock compensation charge and the balance of $95,763 has been expensed.

A compensation charge associated with directors’ options in the amount of $32,340 (2003:  $12,000) was not recognized in the financial statements, but is included in the pro forma disclosure below.  This amount represents the vested portion to June 30, 2004.  All stock-based compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Expected dividend yield	0.0%	0.0%
Expected volatility	137% to 140%	94.6%
Risk-free interest rate	1.58% to 2.68%	3.5%
Expected term in years	2	5

Had the fair value method been used for those options issued to employees and directors’, the Company’s net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts indicated below:

		2004	2003
Net income (loss) for the year	As reported	$ (402,966)	$ 46,775
	Pro forma	$ (435,306)	$ 34,775
Basic and diluted earnings (loss) per share	As reported	$ (0.02)	$ 0.00
	Pro forma	$ (0.02)	$ 0.00

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 10

Research and Development Costs

Research and development expense consists of the following for the years ended June 30, 2004, 2003 and 2002:

	2004	2003	2002
Salaries	$ -	$ -	$ 21,707
Testing services	55,432	25,850	14,375

	$ 55,432	$ 25,850	$ 36,082

Note 11

Technology Royalty – Note 5

Pursuant to a revised License Agreement dated January 1, 1996 with Pyrotite Corporation (“Licensor”) the Company is required to pay a royalty of 3% of USA fire retardant product gross sales, minimum US$100,000 per annum from January 1, 1996 onward.  The Company has granted to the Licensor the rights to the IPOSB Technology.

The Licensor is required to pay the Company a royalty of 3% of USA gross sales from the IPOSB technology, minimum of US$50,000 per annum from January 1, 1996 onward.

License fee expense consists of the following for the years ended June 30, 2004, 2003 and 2002:

	2004	2003	2002
License fee expense	$ 123,290	$ 151,080	$ 156,770
License fee revenue	(61,645)	(75,540)	(78,385)

	$ 61,645	$ 75,540	$ 78,385

Pursuant to an agreement dated March 1, 2004 the Company acquired the rights to the fire retardant technology and trademarks from the Licensor.  As a result, no further license fees are payable or receivable after May 31, 2004.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 12

Related Party Transactions

The Company was charged the following by directors or private companies with common directors during the years ended June 30, 2004, 2003 and 2002:

	2004	2003	2002
Consulting fees	$ -	$ 5,000	$ -
Interest and bank charges	2,847	8,470	21,512
Wages and management fees	175,598	181,037	177,093
Trademark and technology rights:
Consulting fee	66,690	-	-

	$ 245,135	$ 194,507	$ 198,605

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $68,159 (2003:  $3,166) owing to directors of the Company.

The amount due to related parties of $Nil (2002:  $18,225) consists of amounts due to directors or private companies with common directors with respect to unpaid managements fees, interest and advances.  These amounts are unsecured, have no specific terms of repayment and bear interest at 10% per annum.

Note 13

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the years ended June 30, 2004, 2003 and 2002, the following transactions were excluded from the statements of cash flows:

June 30, 2004

-

the Company granted 490,000 share purchase options to its employees and directors.  $111,052 related to amounts not yet vested has been disclosed as a deferred stock compensation charge.

June 30, 2003

–

the Company issued 2,000,000 common shares at $0.15 per share to settle accounts payable and amounts due to related parties totalling $300,000.

June 30, 2002

–

the Company acquired a capital asset with a cost of $31,731 by way of a capital lease.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 14

Income Taxes

The Company has accumulated non-capital losses in Canada totalling $950,223 which expire in 2011 and non-capital losses in the United States totalling $644,119 which expire beginning in 2017.  In addition, the Company has Scientific Research and Experimental Development Expenditures in Canada of $1,087,818 which may be carried forward indefinitely to reduce taxable income in future years.  The potential future income tax benefit is not reflected in these financial statements.

Significant components of the Company’s future income tax assets are as follows:

	2004	2003
Non-capital losses carried forward	$ 583,465	$ 515,433
Scientific Research and Experimental Development expenses	402,493	387,480
Net carrying amount of capital assets	2,050,998	1,627,717

	3,036,956	2,530,630
Less valuation allowance	(3,036,956)	(2,530,630)

	$ -	$ -

The amount taken into income as a future tax asset must reflect that portion of the tax asset which is likely to be realized from future operations. Considering the Company’s cumulative losses in recent years, the Company has chosen to provide an allowance of 100% against all available tax assets, regardless of their terms of expiry.

Note 15

Economic Dependence

During the year ended June 30, 2004, three customers accounted for 82% of the Company’s sales with totals of 47%, 19% and 16% respectively.

Note 16

Subsequent Events

Subsequent to June 30, 2004, the Company:

i)

completed a private placement of 1,470,000 units at $1.15 (US$0.85) per unit for proceeds of $1,686,825 (US$1,249,500).  Each unit consists of one common share and one share purchase warrant.  Each warrant allows the holder to purchase one common share of the Company for US$0.92 per share on or before August 20, 2006.

ii)

issued 510,000 common shares at $0.10 per share, 100,000 common shares at $0.26 per share and 10,000 common shares at $0.80 per share pursuant to the exercise of share purchase options for total proceeds of $85,000.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 16

Subsequent Events – (cont’d)

iii)

issued 10,000 common shares at $0.80 per share pursuant to the exercise of share purchase warrants for proceeds of $8,000;  and

iv)

granted 1,150,000 share purchase options to directors, officers, employees and consultants entitling the holders thereof the right to purchase one common share for each option held at $0.76 per share until August 24, 2009.

Note 17

Comparative Figures

Certain figures of the prior years have been restated to conform with the current year’s presentation.

Note 18

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America

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

The Company’s accounting principals generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Stock-based Compensation

Pursuant to Accounting Principles Board Opinion No. 25, the compensation charge associated with non-employee options is recorded as a reconciling item.  The compensation charge for employees is not recognized. Under Statement of Financial Accounting Standards (“SFAS”) No. 123, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that statement. Had compensation cost been determined based on the fair value at the grant dates for those options issued to employees (including directors of the Company), the Company’s net loss and loss per share for the year ended June 30, 2002 would have been increased to the pro-forma net loss indicated below:

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 18

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

a)

Stock-based Compensation – (cont’d)

Year ended
June 30,
2002
Net loss in accordance with US GAAP as reported (Note 18 (d))	$ (317,041)
Pro-forma adjustment for SFAS-123	(41,500)

Pro-forma net loss	$ (358,541)

Pro-forma net loss per share	$ (0.03)

The fair value of these options was estimated at the date of the grant using the following weighted average assumptions:

Volatility fact of expected market price of the Company’s shares	76.5%
Dividend yield	0%
Weighted average expected life of stock options	5 yrs
Risk-free interest rate	3%

b)

Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in cumulative translation adjustment under US GAAP.

The concept of comprehensive loss does not exist under Canadian GAAP.

c)

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004 and 2003

(Stated in Canadian Dollars)

Note 18

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

d)

The impact of the above on the financial statements for the fiscal years ended June 30 are as follows:

	2004	2003	2002
Net income (loss) for the year per Canadian and US GAAP	$ (402,966)	$ 46,775	$ (317,041)
Foreign currency translation adjustment	(9,625)	(160,554)	(11,276)

Comprehensive loss for the year under US GAAP	$ (412,591)	$ (113,779)	$ (328,317)

Basic income (loss) per share:
Canadian GAAP	$ (0.02)	$ (0.00)	$ (0.03)

US GAAP	$ (0.02)	$ (0.01)	$ (0.03)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2004	2003

Share capital
Common shares	$ 14,388,228	$ 11,649,276
Contributed surplus	167,892	-

	14,556,120	11,649,276

Accumulated deficit
Balance, beginning of year	(12,029,073)	(11,915,294)
Comprehensive loss for the year	(412,591)	(113,779)

	(12,441,664)	(12,029,073)

Accumulated other comprehensive income	181,455	171,830

Shareholders’ equity (deficiency) for US GAAP	$ 2,295,911	$ (207,967)

Had the Company followed US GAAP, the consolidated statements of operations would be the same as under Canadian GAAP.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technologies Inc. – SEC File #000-20412

Registrant

Dated: December 28, 2004   By  /s/ Michael Huddy

                                   Michael Huddy, President/CEO/Director

Dated: December 28, 2004   By  /s/ David Corcoran

                                   David Corcoran, CFO/Secretary/Director