Form 20-F/A
period 2004-06-30
INTERNATIONAL BARRIER TECHNOLOGY INC/
filed 2005-03-21
CIK 890543

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL YEAR ENDED JUNE 30, 2004

Amendment No. 1

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

Index to Exhibits on Page 56

INTERNATIONAL BARRIER TECHNOLOGY INC.

ANNUAL REPORT

FISCAL 2004 ENDED JUNE 30, 2004

TABLE OF CONTENTS

Introduction..............................................................  3

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies..................   52

Item 14. Material Modifications to the Rights of

          Security Holders and Use of Proceeds...........................   52

Item 15. Controls and Procedures.........................................   53

Item 16. Reserved

Item 16A.  Audit Committee Financial Expert                                 54

Item 16B.  Code of Ethics                                                   54

Item 16C.  Principal Accountant Fees and Services                           54

Item 16D.  Exemptions from the Listing Standards for Audit Committees       55

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers.........................   55

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

Barrier approached Weyerhaeuser, one of the leading producers of wood products in North America, with the Pyrotite Technology and the opportunity of combining it with wood products for sale in North America.  Barrier and Weyerhaeuser did not have a “joint venture” relationship; but, Barrier granted Weyerhaeuser an exclusive right to sell/market it’s Pyrotite products developed and manufactured by Barrier in Canada.  Weyerhaeuser developed the Blazeguard® product and registered trademark in response to this development.

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

Although Weyerhaeuser was purchasing all of its Pyrotite laminate from Barrier in Canada, they separately negotiated with Pyrotite Corporation the exclusive right to manufacture and sell in the USA and a “non-exclusive” right to market and sell Pyrotite products in the US.  As part of a cyclical restructuring in 1992, Weyerhaeuser elected not to pursue Pyrotite manufacturing in the US and agreed to released and sell to Barrier all of its USA rights to the Pyrotite technology and the Blazeguard® product, including the trademark registration, and test results.

Once Barrier had secured the US rights to the Pyrotite Technology from Weyerhaeuser, a renegotiation with Pyrotite Corporation was begun.  This renegotiation resulted in a new license agreement dated 4/1/1996, which gave Barrier the singular/exclusive rights to use the patented Pyrotite technology in the US building products industry.  The way in which Barrier utilizes the technology is further delineated in the process-oriented patents.

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

Mule Hide Products Inc. contract is a supply agreement that stipulates: minimum target volume (2 million sq.ft. per year); a pricing formulae; confidentiality, payment terms, warranties; exclusivity for MuleHide in commercial/modular uses only; and termination terms (60 days notice for any reason).  There are no guaranteed quantities and each order is placed with a separate purchase order.

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

Blazeguard®

Product Description .   Blazeguard® derives its performance attributes directly from the patented Pyrotite technology.  Pyrotite is an inorganic, cementicious type compound that acts as a non-combustible shield between fire and wood.  Additionally, the compound binds water in a tightly held molecular bond, which is released only in the heat of a fire.  The water is released as a cooling vapor, absorbing and cooling the heat of a fire.  As a result, wood panel products are able to achieve a Class A, structural flame spread rating (as measured by ASTM E-84 extended to 30 minutes), and the burn-through resistance rating of wood panels is nearly tripled (measured by ASTM E-119).

During fire treatment, unlike less effective pressure-impregnated, FRT products, Blazeguard ® experiences no loss of strength: in fact the panel is stronger after it is treated.  It is resistant to periodic wetting, so rainstorms on the job site do not require “redrying” as it does for FRT.  Blazeguard ® waste (from board trimmings) is environmentally friendly and safe for landfill anywhere within the United States.  Blazeguard ® is easy to handle, install, and is resistant to damage.

Blazeguard

® is used in building applications where either a Class A flame spread, or a “burn through” resistance rating is required by building code, or where building owners desire an added sense of protection from fire.  Insurance rates may be reduced if the fire safety of a building is enhanced by materials like Blazeguard® .

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

Blazeguard ® provides an easily shipped, lightweight, impact resistant, paintable, interior wall surface to be used as the interior thermal wall in SIP production.  Blazeguard® , in this application, replaces the use of gypsum wall board as the interior surface of the wall serving as the thermal barrier that is required.  Pyrotite, effectively is the layer that replaces the sheet rock. The 7/16" OSB remains unaffected as the structural membrane of the wall.  Pyrotite, itself, is more expensive that gypsum wall board, but when on site labor, shipping, and repair costs are taken into consideration, Blazeguard® is a very economic and effective alternative.

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

Blazeguard® has been utilized in a variety of SIP applications in both commercial and light commercial buildings since the execution of the AFM supply agreement in 1996.  These projects have demonstrated Blazeguard’s versatility and value to this industry.

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

Specialty Applications .   In addition to such specialty, value added opportunities such as mezzanine floors, and interior liner panels for remote equipment shelters, Blazeguard ® also has continuing opportunity in the area of interior wall surfaces (school corridor walls, prisons, hospitals, etc.) and fire rated packaging.  Surface characteristics are important to interior finish walls, as well as shelving and packaging applications.  Tens of millions of square feet of fire resistant and impact resistant building materials are required for this industry annually.  Blazeguard ® provides an attractive and economical alternative to fire rated plastics (Class A FRP); fire rated particleboard, and intumescent paints in these markets.

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

The manufacturing process for the Blazeguard® product is protected by patents, licenses, contracts for sale and trade secrets in the production process.  International Barrier Technology, Inc. and Barrier Technology Corporation are, in that regard, totally dependent upon these things for success in the business.

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

During Fiscal 2005-to-date, the Company has raised $1,635,720 by completing a private placement of 1,470,000 units at $1.15 per share; raised $111,000 from the exercise of 720,000 stock option s ; and raised $8,000 from the exercise of share purchase warrants.

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

The large capital outlay during Fiscal 2004 was the %1.4 million acquisition of trademark/technology rights; the large influx was from the sale of 4.3 million common shares, raising $2.7 million (detailed above).  In addition, the Company finished the year owing $134,047 on its revolving operating line which was paid off in July 2004.  As expected, accounts receivable rose $456,539, reflecting the $1.8 million increase in sales revenue.  Other items, such as long-term debts, property capital leases, inventory, and accounts payable/accrued liabilities all had “ordinary” increases and/or decreases given corporate growth.  The Company anticipates that Fiscal 2005 will see groundbreaking on the new manufacturing facility, expected to cost about $2.7 million.  To finance this expansion, the Company raised $1.75 million in equity during the first six months of Fiscal 2005, and expects to raise another $1.5 million during the last half of Fiscal 2005.

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

Patents /Trademarks/Licenses

The Pyrotite Technology owned by the Company is protected by two US Patents. Additional patents, related to the manufacturing process, are being discussed and explored as the new production line is being constructed utilizing new and innovative technology.

   International Barrier Technology owns the registered trademark Blazeguard® and the unregistered rights to the trademark name Pyrotite™.

   For information regarding the Company’s licenses refer to ITEM 4.1, Information on the Company, History and Development of the Company, History and Development”.

5.E.  Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.   Tabular disclosure of contractual obligations

The Company is committed to payments under a number of operating leases for office premises and other accommodation for various terms through to June 2009.  The following table lists as of 6/30/2004 information with respect to the Company's material contractual obligations.

_____________________________________________________________________________

                                           Payments in $1,000's due by period

-----------------------------------------------------------------------------

                                                 Less                    More

                                                 than                    than

Contractual Obligations              Total        one     1-3     3-5    five

                                                 year   years   years   years

-----------------------------------------------------------------------------

S-T Bank Revolving Operating Loan    $ 134       $134     nil     nil     nil

Long-Term Debt Obligations              78         26      46       6     nil

Capital (Finance) Lease Obligations   1179        118     218     204     639

Operating Lease Obligations            nil        nil     nil     nil     nil

Purchase Obligations                   nil        nil     nil     nil     nil

Employment Obligations                 273        105     167     nil     nil

-----------------------------------------------------------------------------

Total                                $1664       $383    $431    $210    $639

_____________________________________________________________________________

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments.  The Company’s financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings.

The reporting currency of our consolidated financial statements is the Canadian Dollar.  Revenues from our operations outside of Canada represented 100% of our revenues in Fiscal 2004 and Fiscal 2003, all located in the United States and recorded in U.S. Dollars.

As a result we enter into transactions with customers and suppliers in U.S. Dollars.  We are exposed to market risks from changes in foreign currency exchange rates that may affect our results of operations and financial condition and, consequently, our fair value. We do not enter into forward exchange contracts.  We manage these risks through internal risk management policies.  Many of our strategies are based on historical trading patterns and correlations and our management's expectations of future events.  However, these strategies may not be fully effective in all market environments or against all types of risks.  Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.  If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

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

Under the supervision and with the participation of the Company's management, including its Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act as of a date (the “Evaluation Date”) at the end of Fiscal 2004 Ended 6/30/2004.  Based upon that evaluation, the Chief Financial Officer concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.

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

Fees, including reimbursements for expenses, for professional services rendered by Amisano Hanson to the Company were:

_____________________________________________________________________________

Fiscal Year ended June 30, 2004 and 2003          Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                   2004            2003

-----------------------------------------------------------------------------

Audit Fees                                             $22,586        $25,301

Audit Related Fees (1)                                   8,514         $6,019

Tax Fees (1)                                                 0             $0

All Other Fees                                               0        _    $0

Total                                                  $31,100        $31,320

_____________________________________________________________________________

(1)  Review of quarterly un-audited financial statements prepared by management for the years ended 6/30/2004 and 6/30/2003.

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

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)        xx 78

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code:      xx 80

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

c)

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

c)

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

International Barrier Technologies Inc. – SEC File #000-20412

Registrant

Dated: March 17, 2005   By  /s/ Michael Huddy

                                               Michael Huddy, President/CEO/Director

Dated: March 17, 2005   By  /s/ David Corcoran

                                David Corcoran, CFO/Secretary/Director