Form 20-F
period 2005-06-30
INTERNATIONAL BARRIER TECHNOLOGY INC/
filed 2006-01-10
CIK 890543

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL YEAR ENDED JUNE 30, 2005

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

   [ ]    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 1D(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          Date of event requiring this shell company report  __________

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  27,645,325

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

Index to Exhibits on Page 94

INTERNATIONAL BARRIER TECHNOLOGY INC.

ANNUAL REPORT

FISCAL 2004 ENDED JUNE 30, 2005

TABLE OF CONTENTS

Introduction..............................................................  3

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies..................  60

Item 14. Material Modifications to the Rights of

          Security Holders and Use of Proceeds...........................  60

Item 15. Controls and Procedures.........................................  61

Item 16. Reserved

Item 16A.  Audit Committee Financial Expert                                62

Item 16B.  Code of Ethics                                                  62

Item 16C.  Principal Accountant Fees and Services                          62

Item 16D.  Exemptions from the Listing Standards for Audit Committees      63

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers.........................  63

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

After Fiscal 2005 yearend and during preparation of this document, the Company ceased being a “foreign private issuer” eligible to file its Fiscal 2006 Annual Report on Form 20-F; beginning Calendar 2006, the Company will begin filing Form 10-QSB and Form 10-KSB as its primary disclosure documents.

BUSINESS OF INTERNATIONAL BARRIER TECHNOLOGY INC.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire resistant building materials designed to help protect people and property from the destruction of fire.  The Company uses a patented, non-combustible, non-toxic Pyrotite formulation that is used to coat wood panels and has potential application to engineered wood products, paint, plastics, and expanded polystyrene.  Sales have been CDN$5.5 million, CDN$4.1 million, and CDN$2.3 million during Fiscal 2005/2004/2003, respectively.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS

        Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The Company’s selected financial data presented in Table No. 1 for Fiscal 2005/2004/2003 ended June 30th was derived from the financial statements of the Company that have been audited by Amisano Hanson, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2002/2001 ended April 30th was derived from the financial statements of the Company, not included herein.

The Company’s financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the Company’s case, conforms in all material respects for the periods presented with United States GAAP.

The financial statements are the responsibility of the Company’s management. The auditor’s responsibility is to express an opinion on the financial statements based on their audit.

The auditor’s conducted their audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

                                Year       Year       Year       Year       Year

                               Ended      Ended      Ended      Ended      Ended

                           6/30/2005  6/30/2004  6/30/2003  6/30/2002  6/30/2001

CANADIAN GAAP

Sales Revenue                  $5465      $4083      $2255      $1860      $1496

Operational Profit (Loss)      $1131       $637       $488       $439       $440

Net Income (Loss)             ($1394)     ($403)       $47      ($317)     ($454)

Income (Loss) per Share       ($0.05)    ($0.02)    ($0.00)    ($0.03)    ($0.04)

Dividends Per Share            $0.00      $0.00      $0.00      $0.00      $0.00

Wtg. Avg. Shares (000)         25545      20121      14057      12415      11052

Period-end Shares O/S          27645      22975      18638      13138      12538

---------------------------------------------------------------------------------

Working Capital                $1832        657      ($245)     ($704)     ($564)

Long-Term Debt                   $18         52         79        161        149

Capital Lease Obligations       $680        793        870       1000       1040

Capital Stock                 $17745     $14388     $11649     $11029      10969

Shareholders’ Equity            5006       2185       (208)      (875)      (618)

Total Assets                    6141       3745       1306       1210       1398

---------------------------------------------------------------------------------

US GAAP

Net Income (Loss)             ($1371)     ($413)     ($114)

Income (Loss) per Share       ($0.05)    ($0.02)    ($0.01)

Capital Stock                 $18704     $14445

Shareholders’ Equity           $5006       2185

----------------------------------------------------------------------------------

(1)  Fiscal 2004/2003 results restated to conform with Fiscal 2005 presentation.

(2)  Cumulative Net Loss since incorporation under US GAAP to 6/30/2005 has been ($13,856,080).

(3)  Under US GAAP, the Company would have recorded “foreign currency translation”

     adjustments to Net (Loss) of $22,684, ($9,625), and ($160,554) for Fiscal

     2005/2004/2003, respectively.

(4)  Under US GAAP, the Company would have increased “Capital Stock” for “capital stock options” by $985,515 and $56,840, for Fiscal 2005/2004, respectively.

(5)  Under US GAAP, the Company would have adjusted “Shareholders’ Equity” for the aforementioned adjustments to Net Loss, for the adoption of new accounting policy in respect of stock-based compensation adjustment to Net

     Loss of ($44,340) for Fiscal 2005, and for accumulated other comprehensive income of $158,771 and $181,455 for Fiscal 2005/2004, respectively.

__________________________________________________________________________________

__________________________________________________________________________________

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

Table No. 2

U.S. Dollar/Canadian Dollar

_____________________________________________________________________________

_____________________________________________________________________________

                                            Average     High      Low   Close

December 2005                                           1.17     1.15    1.17

November 2005                                           1.20     1.17    1.17

October 2005                                            1.19     1.17    1.18

September 2005                                          1.22     1.19    1.19

August 2005                                             1.22     1.19    1.19

July 2005                                               1.24     1.20    1.23

-----------------------------------------------------------------------------

Fiscal Year Ended 6/30/2005                    1.25     1.34     1.20    1.25

Fiscal Year Ended 6/30/2004                    1.34     1.41     1.33    1.34

Fiscal Year Ended 6/30/2003                    1.50     1.60     1.33    1.36

Fiscal Year Ended 6/30/2002                    1.57     1.61     1.51    1.52

Fiscal Year Ended 6/30/2001                    1.62     1.58     1.46    1.52

_____________________________________________________________________________

_____________________________________________________________________________

3.B.  Capitalization and Indebtedness

3.C.  Reasons For The Offer And Use Of Proceeds

      Not Applicable

3.D.  Risk Factors

In addition to the other information presented in this Annual Report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

General Corporate Risks

Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws

The articles/by-laws and the laws of Canada are different from those typical in the United States.  The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report.  Such differences may cause investors legal difficulties.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated under the laws of the British Columbia, Canada.  A majority of the Company's directors are resident outside the United States, and all or substantial portions of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a “foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Passive Foreign Investment Company (“PFIC”) designation could lead to an adverse tax situation for U.S. investors

U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them.  For example, a U.S investor might be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares. Distributions a U.S. investor receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions.  For example, under certain circumstances, a U.S. investor who is an individual might be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares.  If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621.  Refer to ITEM #10.E.

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company’s ability to successfully continue

The Company’s financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs.  The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company’s history of operating losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($1,393,560), ($402,966) and $46,775 in Fiscal Years 2005/2004/2003.  Despite recent capital infusions, the Company will require significant additional funding to meet its long-term business objectives.  Capital may need to be available to help maintain and to expand marketing of the Company’s products.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow marketing efforts and/or lose control of its products.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

The Company’s need for additional financing to expand production and conduct marketing efforts could lead to the Company’s inability to continue generating material sales revenue

The Company develops, manufactures, and markets proprietary fire resistant building materials designed to help protect people and property from the destruction of fire.  The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2006.  Small amounts of additional financing may be required to facilitate corporate operational growth and to expand marketing efforts on a short-term basis, however.  Conventional bank financing has been established at a local bank as a US$500,000 revolving line of credit.  This line of credit will be used, as necessary, to fund operating capital requirements and marketing activities.  The exploitation of the Company’s products as planned in Fiscal 2006 is not dependent upon the Company’s further ability to obtain financing.  The capital requirements for the new production line being constructed were raised in Fiscal 2005.

The Company competes with other building materials companies that have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company

Even if the Company maintains a successful marketing program, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company’s financial performance.  Also, the Company’s need to acquire inventory will require additional financial resources.

Risks Relating to Management and Specific Operations

The Company’s Articles/By-Laws contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them

The Company’s Articles/By-Laws contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the British Columbia Corporations Act, against all losses or liabilities that the Company’s director or officer may sustain or incur in the execution of their duties.  The Company’s Articles/By-Laws further state that no director of officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company.  Such limitations on liability may reduce the likelihood of litigation against the Company’s officers and directors and may discourage or deter its shareholders from suing the Company’s officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing

While developing, manufacturing, and marketing proprietary fire resistant building materials designed to help protect people and property from the destruction of fire, the nature of the Company’s business, its ability to develop a successful sales force, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Directors (David Corcoran, Michael Huddy, and Victor Yates) and its Senior Management (President/CEO/Director, Michael Huddy; and CFO/Director, David Corcoran; and Corporate Secretary, Lindsey Nauen).  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and there are no written agreements with them.

Operational Risks

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

Barrier suffers a larger risk in the possibility that a new generation of technology that will impart fire resistance to building products may be developed.  New technology may serve to decrease the demand for Barrier’s Blazeguard product if the new technology proved to impart either better characteristics of fire performance or was found to be less expensive to produce and market than Blazeguard.  Barrier’s management team makes a concerted effort to stay abreast of new technologies as they are being developed.  Barrier does this by staying in close contact with the industry via trade associations (e.g. The National Association of Home Builders, NAHB) and the independent research laboratories that are asked to test these new technologies and products as they are developed.  New technologies require years of testing, not only in development but in use, before they are accepted and “evaluated for use” by the major building code agencies such as The International Code Council (ICC).

Barrier’s business is directly related to housing/building starts in the Unites States.  Any factor resulting in a slowdown of economic activity, especially those that result in an increase in interest rates will have a negative impact on Barrier’s business.  Recently the economic climate in the US has been characterized by periodic and steady increases in interest rates as the Federal Reserve has attempted to manage inflation. This increase in rates has resulted in a minor decline in the rate of housing starts. However, the rate of starts is still well over historical averages.  While some amount of slowdown is considered imminent for 2006 (compared to 2005), the rate of starts will still be at rates well above the ten-year average and close to record levels.  Additionally, Barrier is somewhat protected in minor housing market declines because growth is dependent upon increased market share in geographic areas we are currently not selling in such as Southern California and Texas.  The potential for growth in sales due to improved market share is very high relative to the negative impact of a percentage decrease in housing starts.

Barrier presumes that corporate growth will be funded from positive cash flow, conventional bank loans, and from the occasional sale of equity to generate needed capital.  The business plan, however, anticipates a few years of very rapid sales volume increases.  Companies experiencing rapid growth depend upon solid support both in the market place and in the manufacturing facilities themselves.  Insuring that capital is available to increase production capacity and to provide support materials and training in the market place is essential to success.

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

Additionally, Barrier employs four independent sales representatives that are used to generate and maintain market share for their products in their respective territories.  Barrier also has a full-time sales manager who serves as a salesman in the mid-western region and provides support for the independent sales representatives.  Barrier continues to rely primarily on the sales force of the existing distribution network to cover the sales function, but where business has reached a threshold volume, independent representatives (non-employees, working on commission only) are being used to support this business within the area being served.  Independent representatives lessen the impact on sales that could occur if Barrier should lose the assistance of the existing distribution network.  While Barrier remains in a “growth” mode and has kept a relatively “thin” sales and marketing team, dependence upon the distribution network will remain.  Additional sales representatives will be added as business expands and the addition is warranted.

Risks Relating to the Company’s Common Stock

Principal stockholders, officers and directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the “public” investors effecting corporate changes, and could adversely affect the Company’s stock prices

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, hold approximately 33% of the shares of the Company, on a diluted basis, and have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Employee/Director/Consultant stock options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future

There can be no assurance that the Company’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on the Company’s common shares in the foreseeable future, if at all.

Low stock market prices and volume volatility for the Company’s common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value

The market for the common shares of the Company on the OTC Bulletin Board in the United States may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/technological change/new competitor) as well as factors unrelated to the Company or its industry.  The market prices for computer peripheral products are highly competitive and volatile, which may adversely affect the Company’s ability to raise capital to market existing or new products.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Broker-Dealers may be discouraged from effecting transactions in the Company’s common shares because they are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  The Company’s shares are quoted on the OTC Bulletin Board in the United States and the TSX Venture Exchange in Canada.  Trading on the OTCBB in the Company’s common shares ranged from US$0.50 (low) to US$0.95 (high) during the period from 1/1/2005 to 12/31/2005, trading at US$0.69 on 12/30/2005.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Company’s shares, which could severely limit the market liquidity of the shares and impede the sale of the Company’s shares in the secondary market.

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

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

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

The Company has 100,000,000 no par common shares authorized.  At 6/30/2005, the end of the Company's most recent fiscal year, there were 27,645,325 common shares issued and outstanding.

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

Fiscal 2005:

                private placement,      2,400,000 Units,  $1,416,000

                private placement,      1,470,000 Units,  $1,629,848

                Stock option exercise     745,000 shares, $  117,500

                Warrant exercise          180,000 shares, $  144,000

Fiscal 2006-to-date:

                Stock option exercise      25,000 shares, $   12,750

                Warrant exercise        1,377,000 shares, $1,028,650

Capital Expenditures

Fiscal 2002:  $nil

Fiscal 2003

       $  20,015, purchase of capital assets

       $  73,391, technology rights (US$50,000 deposit)

Fiscal 2004:

       $   55,842, purchase of capital assets

       $1,416,381, purchase of trademark and technology rights

Fiscal 2005:

       $1,802,393, purchase of plant and equipment

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

Although Weyerhaeuser was purchasing all of its Pyrotite laminate from Barrier in Canada, they separately negotiated with Pyrotite Corporation the exclusive right to manufacture and sell in the USA and a “non-exclusive” right to market and sell Pyrotite products in the USA.  As part of a cyclical restructuring in 1992, Weyerhaeuser elected not to pursue Pyrotite manufacturing in the US and agreed to released and sell to Barrier all of its USA rights to the Pyrotite technology and the Blazeguard(R) product, including the trademark registration, and test results.

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

The 1996 license obtained by Barrier gave Barrier the exclusive right to use the patented Pyrotite technology in the US building products industry.  In 2005, Barrier purchased all patents and technology associated with the Pyrotite technology from Pyrotite Corporation located in Seattle, Washington.  The purchase served to consolidate all worldwide ownership rights to Blazeguard and Pyrotite into Barrier’s ownership.  Pyrotite retained a license right to “integrally treated” Oriented Strand Board (OSB) and will pay Barrier a royalty on any sales related to this potential business opportunity.  Barrier owns the rights to the registered Trademark “Blazeguard” and has filed for registration of the Trademark Pyrotite.  The way in which Barrier utilizes the technology is how it is delineated in the process-oriented patents.  No one else has the right to use this technology in business related to this, or any other manner.

Mule Hide Products Inc. contract is a supply agreement that stipulates: minimum target volume (2 million sq.ft. per year); a pricing formulae; confidentiality, payment terms, warranties; exclusivity for MuleHide in commercial/modular uses only; and termination terms (60 days notice for any reason).  There are no guaranteed quantities and each order is placed with a separate purchase order.

Production

In order to reduce costs, increase manufacturing productivity, improve Blazeguard® quality, and centralize the sales, marketing and office operations, Barrier has phased out the manual production of Blazeguard® and consolidated operations in a 22,000 sq. ft. production facility in Watkins, Minnesota, USA.  The building was designed to Barrier’s specifications and is serviced by nearby inter-state highways and a spur on CP Rail.  The existing Blazeguard® manufacturing facility is ~~now~~ capable of producing 24 million sq. ft. of Blazeguard® annually (on a three @ eight hour shift basis) following product line improvements completed in the spring of 2000.

Barrier added a 15,000 sq. ft. addition to the production facility in 2005.  A second production line, involving improved process technology is currently being constructed in this building addition.  When the new line is complete and running (anticipated start-up date in Spring 2006) it will have the capacity of producing an anticipated volume of 20 million sq.ft. per eight hour shift.

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

The three major “Model Building Codes” in the United States were consolidated into a single code, the International Building Code (IBC), and ratified by the International Code Congress (ICC) in January 2000.   Products continue to be evaluated for use under the new building code by the three former codes evaluation services agencies (ICBO, BOCA, and SBCCI), but these agencies have become divisions of ICC and a single code evaluation services report is now suitable for use all over the United States. Products that had evaluation services reports under the old codes are covered by a “legacy report”, but all products are encouraged to have these legacy reports converted to an ICC-evaluation services report (ICC-ES) as soon as possible. Barrier made application for an ICC-ES in March 2004.  The revised report, ICC ES-1384, which provides Barrier the opportunity to market Blazeguard for code-mandated applications all over the USA, was published in August 2005.  These reports are significant because they are costly and time-consuming to obtain and are only issued to products that have passed the most stringent tests of use and performance.  The evaluation services reports allow local building code officials and building inspectors all over the USA to use evaluated products with confidence.

Products

Pyrotite

Pyrotite is a non-toxic, non-combustible, inorganic fire barrier material designed to prevent ignition and inhibit the spread of flames.  The base component is a powder consisting of a blended mixture of inorganic cementicious components, which, when mixed with a liquid component, cures to form a solid coating with excellent fire barrier properties.  Products have been researched and tested over twenty years utilizing Pyrotite as a coating, an integral treatment, a structural laminate, a foam, and a cured and pulverised powder, mostly in applications to enhance the fire retardant properties of wood construction materials.

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

These rights and technology included all of the patents that deal with “surface applied” Pyrotite technology. The agreement further acknowledged that Pyrotite Corporation retained ownership of “integral” OSB technology (IPOSB) with a royalty to be paid to Barrier for: gross sales of any IPOBS products or substances manufactured in or sold into the US, by or on the behalf of, Pyrotite Corporation; or, for certain rights or license fees received by Pyrotite Corporation for use of the technology.  Barrier utilizes patented manufacturing technology, as well as manufacturing know-how and trade secrets that have been developed and are closely protected by Barrier.

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

Dependency upon Customers

During Fiscal 2005, the company’s largest customer was MuleHide Products, Inc.  Mulehide is the company responsible for marketing Blazeguard products to the commercial modular roof deck market.  MuleHide purchased 39% of the 5,163,800 sq. ft. of Blazeguard shipped in Fiscal 2005.

The largest market for Blazeguard products in Fiscal 2005 remained roof deck applications in multifamily residential roof deck construction.  Multifamily construction accounted for 59% of total shipments in 2005.  Town home sales are made through building products distribution companies such as Stock Building Supply, Inc., BFS Building Supply, 84 Lumber, Inc., and Logan Lumber Company.  The Florida market was the strongest town home market with 1,981,800 sq. ft. of sales (38% of total sales).  Other town home markets include the mid-Atlantic region (Maryland south through North Carolina) and the northeastern USA (particularly New Jersey and Pennsylvania).  The building products distribution companies mentioned have a presence in all of these areas and are Barrier’s consistent customer throughout these geographies.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 6/30/2005, 6/30/2004 and 6/30/2003 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Fiscal 2005 Ended 6/30/2005

International Barrier Technology Inc. (the Company) manufactures and sells fire-rated building materials primarily in the United States.  Primary markets include: roof decks in multifamily residential construction; roof assemblies in commercial modular construction; structural insulative panel construction (SIP’s); interior wall panels; and, fire rated wall assemblies.

Sales reported for the fiscal year ending 6/30/2005 were $5,464,924 a 34% increase over the previous year and record high sales of Barrier’s fire resistant Blazeguard panels.  Gross profit was up to $1,131,778, a 78% annual increase.  The gross margin, increased from 15.6% to 20.7%.

Sales as measured by surface footage of product shipped increased to 5.16 million square feet from 3.4 million square feet, an increase of 52%.  This year-to-year increase follows a year where sales volume had improved from 2.11 million square feet, resulting in a two-year increase of 145%.  A substantial year-to-year sales volume increase of 30% was experienced in Florida, Barrier’s leading multifamily residential roof deck market geography.  This follows a year where Florida sales had increased 68.9%.

The Mule Hide FR panel was first introduced by Barrier in January 2004.  The MuleHide FR panel is an essential component of an Underwriters Laboratories, Inc. assembly listing for fire rated roofs manufactured for commercial modular buildings.  Fire rated roof assemblies are required by building code for a large percentage of commercial modular buildings.  For Fiscal 2005, the MuleHide FR panel accounted for 2,010,100 sq. ft., or 39%, of Barriers total annual sales volume.

In Fiscal 2004, the panel accounted for 604,200 sq.ft., or 17.9%, of sales.  Barrier expects this market to continue to grow significantly in the coming years.

Cost of goods sold increased to $4,333,146 from $3,445,976.  This increase resulted predominantly from increased sales volume.  Actual cost of production on a per sq.ft. basis fell from $1.01 to $0.84, a decrease of 20%.  Operating efficiencies in producing the MuleHide panel and lower annual average sheathing prices contributed significantly to the decrease in cost of production per sq.ft.

Manufacturing efficiencies, in general, are improving with increasing volume. This trend is expected to continue through the current fiscal year.

Gross margins improved as a result of the decrease in cost of goods sold.  Gross profit for the year was $1,131,778, a 78% increase over the previous fiscal year when the gross profit was reported at $636,535.  Gross margin improved to 20.7% of total sales, a significant improvement from the previous year’s gross margin of 15.6%.

Operating expenses, which include license fees/revenues, amortization, and R&D, increased to $401,816 from $203,027 the previous year.  Research and development expenses of $99,479 were a continuation of the expenses for tests and product development instigated the previous year in support of the MuleHide FR panel program and its required UL certification and listing program.

Amortization was up year to year (to $116,121 from $85,950) based on the capital equipment and building expansion project underway at the Watkins, Minnesota facility.  A 15,000 sq.ft. addition to the building and new equipment has been purchased in support of the new production line currently being constructed.  The new production line is scheduled to be complete prior to the end of calendar year 2005.

Amortization of the worldwide Pyrotite technology and trademarks, which was completed in 2004 at a cost of $1,000,000 US, was also amortized for a full year for the first time.  The amortization expenses associated with the Pyrotite Technology to date, $186,216, were booked entirely in this fiscal year.

General and administrative expenses increased to $2,058,894 from $847,054 last year, an increase of $1,211,840.  The largest single line item reported in G & A expenses was stock-based compensation, a “non-cash” category.  New accounting procedures require that stock based compensation (issuance of stock options) be reported as a cost to the company with the value of the cost based on a prescribed formula.  For fiscal year ending June 30, 2005, the amount charged to the company for stock based compensation was $938,600. This represented an increase from last year’s total of $95,763.  Fiscal year ending June 30, 2004 was the first year Barrier was required to report charges in this category.

Consulting fees, management fees, and wages were up significantly as new professional services were brought to bear on Barrier’s expanding business.  The reported increase in expense includes the hiring of a General Operations Manager at the Watkins, Minnesota location.  Continued and expanding rates of growth will be dependent upon bringing new and increased professional talent into the company to help lead the process of growth.    Other G & A costs were up proportionately with the increase in sales for the company.  Sales, marketing, and investor relations expenses, for instance grew to $309,932 from $251,928 the previous year.  As a percentage of sales revenue, however, there was actually a small decrease in rate to 5.7% from 6.2% the previous year.  Barrier expects the rates of G & A expense, as a percentage of sales, to continue to diminish as sales volume continues to grow.

Included within the sales and marketing expenses for Fiscal 2005, was participation in three major trade shows, including: the International Builders Show in Orlando, Florida; the Modular Builders Association Show in Las Vegas, Nevada; and, the Money Show in Las Vegas, Nevada.

Promotional sales literature was improved as well as the initiation of a process to improve Barrier’s corporate image (logo) and website.

Barrier was selected to be a featured company in a television program entitled Business and Beyond, Models of Excellence, which is produced by Platinum Television and aired on CNBC.  As a part of this program, Barrier was asked to help contribute to the costs of production and airing the show on CNBC with 100 rebroadcasts on cable television throughout the USA.  The cost to Barrier to be included in this program was US$28,700.  The program has already aired in Florida and eastern Pennsylvania.  The show will continue to be aired on regional cable networks through 2006.

Barrier intends to continue to focus on timely communication with customers and shareholders.  Barrier’s goal is to ensure that interested parties are informed about business opportunities, emerging developments, and the attainment of significant milestones as they happen.

Other items include non-cash categories of expense such as foreign exchange gain (loss), as well as interest income, and the forgiveness of debt.  Barrier realized a foreign exchange loss of $93,125 versus a gain of $6,277 in the previous year.  The reflection of foreign exchange gain or loss results from the need to consolidate USA and Canadian expenses/revenues into a single financial statement for reporting purposes.

Interest income rose to $28,297 from $4,303 the previous fiscal year.  Cash reserves, whose purpose is to fund the Watkins, MN plant expansion project, were created from private placements of stock.  These funds were placed into interest bearing accounts until the cash is required for capital equipment purchase, hence the increase in interest earned.

Operating and net income. As a result of the cost and revenue categories reported above, Barrier experienced an operating loss of $1,328,932 for fiscal year ending June 30, 2005 versus a loss of $413,546 in Fiscal 2004.  If the comparison year to year, however, was made net of amortization and stock based compensation charges, the relative loss for Fiscal 2005 versus 2004 would be ($87,995) in 2005 versus ($231,833) in 2004.

Barrier considers this improvement significant and expects that plans for further improvements in sales volumes and production efficiencies during the current fiscal year will bode well for the attainment and sustainability of future profits.

Summary of Quarterly Results.  Sales volumes continue at levels near the peak operating capacity of the current production line at Watkins, Minnesota.  Increasing sales volumes have occurred in Barrier’s primary, established multifamily residential roof deck market, but the most significant gains have resulted from the new Mule Hide FR panel.  Increasing net income numbers are expected now that the new production techniques have been implemented for the MuleHide product and R&D expenses are substantially complete.  Operating efficiencies will continue to provide increasingly significant net income numbers as the new, highly automated production line starts up by yearend.

New product and market development initiatives continue to provide opportunities for sales expansion and growth.  Progress was made in the effort to develop fire rated roof assemblies for traditional, non-modular, wood framed commercial buildings.  It is anticipated that the success of roof deck applications in the modular industry will help define these systems for expanded commercial use as well as single family residential applications.

Interior wall panel markets, especially those requiring fire-rated, environmentally friendly (“green”) products, are thought to represent a viable opportunity for Blazeguard in the coming year.  Many “high-end” architecturally specified institutional and commercial buildings such as banks and professional office buildings are required to have Class A flame spread interior wall panels.  Often, the use of gypsum wallboard does not have the aesthetic appeal of wood veneer or high pressure laminate overlays.  Barrier has been working with a producer of substrate panels to produce such a laminated interior wall panel utilizing the Pyrotite coating as an underlayment to the face veneer.  Barrier and its potential partner in the business have great expectations for the emergence of a suitable product for market introductions in the coming year.  This opportunity may well follow the MuleHide example both in organizational design and success.

Barrier added an independent sales representative in Virginia early in 2004.  Business has been improving there, ever since.  An additional sales manager was recently hired as a Barrier employee late in June 2005.  The new sales manager will have a territory defined as the upper Midwest, including: Minnesota; Wisconsin; northern Illinois; North and South Dakota.  Additional sales representatives are being recruited in Texas and Southern California.  These additional sales positions are expected to be filled prior to the end of the current fiscal year.

Distribution remains a strong part and reason for Barrier’s marketing success.  The Contractor Yards (formerly a Division of the Lowe’s Company) continues to inventory Blazeguard at nine of their mid-Atlantic stores.  While they are now a part of the Strober network of building products distribution, sales continued to be a significant part of Barrier’s business. Barrier continues to introduce Blazeguard to other stores in the growing Strober network.

ABC Supply, as a part of the MuleHide network, is helping Barrier introduce Blazeguard and MuleHide FR products into the southern California market place.  Carloads of product are being shipped from Watkins to a “re-load” center in Riverside, California. Local ABC Yards access truckload quantities from this re-load center and ship to their customers in the area.  Barrier, ABC Supply, and MuleHide expect calendar year 2006 to be one of significant growth for Pyrotite based products in southern California.

Global licensing opportunities. With the purchase of the world technology rights complete, including US patents, foreign patent filings, trademarks, know-how and trade secrets, Barrier is in a position to develop partners all over the globe in licensing arrangements (see Note 5).  Interested parties in China, Saudi Arabia, Mexico, Ireland, Great Britain, and New Zealand have communicated their interest to Barrier.  Barrier, in turn, is responding with information about the attributes of Blazeguard®, and the Pyrotite™ technology in an effort to assess their appropriateness in the construction of building communities (residential and commercial) in these countries.

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

LIQUIDITY AND CAPITAL RESOURCES

Financings and Equity Adjustments

During Fiscal 2003, the Company raised $350,000 from a private placement of 3,500,000 common shares; a $30,000 finder’s fee was paid.  Also, 2,000,000 common shares were issued to settle $300,000 in debt with officers/Directors.

During Fiscal 2004, the Company raised $300,000 from a private placement of 1,000,000 common shares; a 100,000 common share finder’s fee was paid.  $768,000 was raised from a private placement of 1,200,000 common shares.  $787,500 was raised from a private placement of 750,000 units.  Also, the Company raised $41,850 from the exercise of 266,500 stock options.  Finally, $816,000 was raised from the exercise of 1,020,000 warrants.

During Fiscal 2005:

a.  the Company raised $1,629,848 by completing a private placement of

    1,470,000 units at $1.11 per share;

b.  the Company raised $1,416,000 by completing a private placement of

    2,400,000 units at $0.59 per share;

c.  raised $117,500 from the exercise of 745,000 stock option;

d.  raised $144,000 from the exercise of 180,000 share purchase warrants.

e.  Cancelled 124,580 escrow shares; and

f.  Reclassified “stock-based compensation charges” upon exercise of stock options.

Material Transaction

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

Fiscal 2005 Ended 6/30/2005

The Company had working capital of $1,831,928 as at 6/30/2005.  Cash Used by Fiscal 2005 Operating Activities totaled ($268,4570) including the ($1,393,760) Net Loss.  Significant adjustments included: ($116,121) in plant/equipment amortization, ($186,216) in trademark/technology rights amortization, $938,600 from “stock-based compensation”, and ($115,634) in “changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2004 Investing Activities was $1,802,393 for purchase of capital assets.  Cash provided from Fiscal 2004 Financing Activities was $2,983,560, fro the aforementioned financings; and ($35,984) decrease in long-term debts, ($122397) decrease in obligations under capital leases, and ($134,047) decrease in bank indebtedness.

Although management believes that sufficient funds are on hand to finance Fiscal 2006 activities, for the long term, management believes that it will be necessary to raise additional working capital to provide for all planned requirements.  Management anticipates that such funds will be provided through private sales of equity and loans from insiders, although all current discussions are preliminary.

In conjunction with the completion of a private placement Barrier agreed to re-price 750,000 warrants from $1.31 to $0.75 and if the closing price for the Company’s shares is $0.90 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise, the warrants will expire.  Also, Barrier agreed to re-price 217,000 warrants from US$0.92 to US$0.60 and if the closing price for the Company’s shares is US$0.72 or greater for a period of 10 consecutive trading days, then the warrant holders will have 30 days to exercise their warrants; otherwise, the warrants will expire.

The private placements were necessary in order to enable Barrier to secure resources needed to complete the new plant and equipment capital improvements.

Barrier executed documents with the City of Watkins and local contractors for the beginning of the $2.7 million capital improvement project which includes the construction of a new 15,000 square foot manufacturing building and a newly engineered manufacturing production equipment line which will enable Barrier to double current manufacturing capacity and significantly increase efficiency.

Barrier recorded and recognized a $938,600 stock option compensation charge associated with the granting of 1,868,500 stock options to directors, employees, and consultants referred to in Notes 2 and 9 to the financial statements.  This entry was required by Canadian and USA Generally Accepted Accounting Principles – see Critical Accounting Estimates note below.

Change in Accounting Policy:  Stock-based Compensation Plan

On 7/1/2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the statements of operations and deficit and cash flows.

Critical Accounting Estimates: Stock-based Compensation Charge and Expense

As described in Notes 2 and 9 to the financial statements, the Company is required by the Canadian and USA Accounting Authorities (Canadian Institute of Chartered Accountants and American Institute of Certified Public Accountants) to put a fair market value on newly issued stock options.  This fair market value of the stock options is the difference between an estimated fair market value common share trading price (52-week average) and the stock option exercise price (the Black-Scholes Option Pricing Formula).

Internal Control and Financial Reporting Procedures

The board of directors evaluates and maintains internal control procedures and financial reporting procedures to ensure the safeguarding of Barrier’s assets as well as to ensure full, true, accurate and timely disclosure of Barrier’s financial position for quarterly period reporting purposes.  Barrier’s management, including the Chief Executive Officer and the Chief Financial Officer, identified no changes in Barrier’s internal control procedures over financial reporting during the fiscal year ended 6/30/2005, that would materially affect the accuracy of this financial report.

Fiscal 2004 Ended 6/30/2004

The Company had working capital of $657,148 as at 6/30/2004.  Cash Used by Fiscal 2004 Operating Activities totaled ($611,184), including the ($402,966) Net Loss.  Significant adjustments included: $85,950 from amortization, $95,763 from “stock-based compensation”, and ($389,931) in “changes in non-cash working capital balances related to operations”.  Cash Used in Fiscal 2004 Investing Activities was $55,842 for purchase of capital assets and $1,416,381 for purchase of trademark and technology rights.  Cash provided from Fiscal 2004 Financing Activities was $2,632,862, including: ($26,113) decrease in long-term debts; ($73,202) decrease in capital lease obligations; $2,700,029 from equity financings described above; and $32,148 increase in bank indebtedness.  Management believes that it will be necessary to raise additional working capital to provide for all planned requirements and anticipates that such funds will be provided through private sales of equity and loans from insiders, although all current negotiations are preliminary.

The large capital outlay during Fiscal 2004 was the $1.4 million acquisition of trademark/technology rights; the large influx was from the sale of 4.3 million common shares, raising $2.7 million (detailed above).  In addition, the Company finished the year owing $134,047 on its revolving operating line which was paid off in July 2004.  As expected, accounts receivable rose $456,539, reflecting the $1.8 million increase in sales revenue.  Other items, such as long-term debts, property capital leases, inventory, and accounts payable/accrued liabilities all had “ordinary” increases and/or decreases given corporate growth.  The Company anticipates that Fiscal 2005 will see groundbreaking on the new manufacturing facility, expected to cost about $2.7 million.  To finance this expansion, the Company raised $1.75 million in equity during the first six months of Fiscal 2005, and expects to raise another $1.5 million during the last half of Fiscal 2005.

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

Research and Development, Patents, and Licenses, Etc.

During 2005/2004/2003, the Company expended $99,479, $55,432, and $25,850 on research and development, respectively.  These expenditures were primarily for the manufacturing process conversions required to switch first from laminate to “direct applied” technology and then to the automated spray process.  Barrier continues to expend resources on R&D in an ongoing effort to improve production efficiencies and quality.  The production line currently being constructed has been designed with the assistance of R&D efforts.  The new line will incorporate a new (patentable) process to apply the Pyrotite coating to panels with expedited speed and improved quality.

In addition, Barrier is often faced with questions regarding the applicability of the Blazeguard® technology for ancillary markets (mezzanine floors, electrical equipment panels, modular housing, etc.).  The requests to consider different market applications typically come from existing or potential customers and are taken very seriously.  To the extent that the inquiry requires expenditures, these costs are charged to R&D.

Patents/Trademarks/Licenses

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

F.   Tabular disclosure of contractual obligations

The Company is committed to payments under a number of operating leases for office premises and other accommodation for various terms through to June 2010.  The following table lists as of 6/30/2005 information with respect to the Company's material contractual obligations.

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

Contractual Obligations              Total        one     1-3     3-5    five

                                                 year   years   years   years

-----------------------------------------------------------------------------

S-T Bank Revolving Operating Loan     $nil       $nil    $nil    $nil    $nil

Long-Term Debt Obligations             nil        nil     nil     nil     nil

Capital (Finance) Lease Obligations    591         41     238     222      90

Operating Lease Obligations            nil        nil     nil     nil     nil

Purchase Obligations                   nil        nil     nil     nil     nil

Employment Obligations                 315         53     262     nil     nil

-----------------------------------------------------------------------------

Total                                 $906        $94    $500    $222     $90

_____________________________________________________________________________

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 3

Directors and Senior Management

December 15, 2005

_______________________________________________________________________________

_______________________________________________________________________________

                                                                        Date of

                                                                          First

                                                                    Election or

Name                       Position                        Age      Appointment

David J. Corcoran (1)(2)   Administrator/Director           58        July 1986

Michael D. Huddy (1)(3)    President/Director               53    February 1993

Lindsey Nauen (4)          Corporate Secretary              54    December 2003

Victor A. Yates (1)        Director                         60    November 1987

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

6.B.  Compensation

Cash Compensation.  Total compensation paid/accrued (directly/indirectly) to all Directors/Senior Management during Fiscal 2005 ended 6/30/2005 was CDN$297,636, including CDN$131,780 paid to Michael Huddy; and CDN$99,636, including $63,636 (US$50,000) bonus for 1985-2005, and $36,000 paid indirectly to David Corcoran (refer to ITEM #7B); $10,120 (US$7,950) paid to Lindsey Nauen; and a bonus of $38,100 (US$30,000) was paid by the Company to Continental Appraisals Ltd., a company owned by Victor Yates, a director of the Company, for achieving certain key accomplishments for the Company for the period 1992 to date.

In addition, during Fiscal 2005, the granting of below-market stock options resulted in $57,000 non-cash compensation each to David Corcoran, Michael Huddy; and Victor Yates.

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

Stock Options.  The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Executive Officer.

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

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- Not Applicable ---

6.C.3.  Board of Director Committees.

The Company has only an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met monthly in Fiscal 2005 and has met ten times during Fiscal 2006-to-date.  The current members of the Audit Committee are: David Corcoran, Michael Huddy, and Victor Yates.

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

6.D.  Employees

As of 12/15/2005, the Company had sixteen active fulltime employees, including the three Senior Management.  As of 6/30/2005, 6/30/2004, and 6/30/2003, there were 16, 20, and 13 employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 4 lists, as of 12/15/2005, Directors and Senior Management who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 4 includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 4

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

_____________________________________________________________________________

_____________________________________________________________________________

Title                                             Amount and Nature   Percent

   of                                                 of Beneficial        of

Class    Name of Beneficial Owner                         Ownership   Class #

-----------------------------------------------------------------------------

Common   Carl Marks Group (1)                             5,784,295     18.7%

Common   Michael Huddy (2)                                1,643,460      5.6%

Common   David Corcoran (3)                               1,567,745      5.3%

Common   Victor Yates (4)                                   905,308      3.1%

Common   Lindsey Nauen (5)                                   50,000      0.2%

Total Directors/Officers                                  9,950,808     32.8%

-----------------------------------------------------------------------------

(1) 1,953,000 represent currently exercisable warrants.

    These shares are beneficially owned by Carl Marks IB LLC as to 2,170,000 shares, Carl Marks & Co. Inc. as to 1,489,471 shares, and Martin Lizt as to 171,824.  Carl Marks IB LLC, Carl Marks & Co. Inc., and Martin Lizt

    are collectively deemed to be a “Group” within the meaning of section

    13(g)(3) of the Securities Exchange Act of 1934, as amended.

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

(2)   425,000 represent currently exercisable stock options

(3)   425,000 represent currently exercisable stock options.

    1,382 287 shares/options (above) held indirectly through

              Corcoran Enterprises Ltd.,

              a private company controlled by Mr. Corcoran.

       42,807 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

    Excludes 746,724 shares/warrants owned by family members, where he disavows beneficial interest and does not have voting or disposition control.

(4)   400,000 represent currently exercisable stock options.

      905,308 shares/options (above) held indirectly through

              Continental Appraisal Ltd.,

              a private company controlled by Mr. Yates.

        6,115 shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities

    Excludes 950,330 shares/warrants owned by family members, where he disavows beneficial interest and does not have voting or disposition control.

(5)  50,000 represent currently exercisable stock option.

#Based on 29,047,325 shares outstanding as of 12/15/2005 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

_____________________________________________________________________________

_____________________________________________________________________________

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees/consultants.  No SARs (stock appreciation rights) were granted during this period.

Table No. 5

Stock Option Grants in Fiscal 2005 Ended 6/30/2005

_____________________________________________________________________________

_____________________________________________________________________________

                          Percentage               Market Value of Securities

                    Number        of   Exer.               Underlying Options

                        of     Total  Price                           on Date

                   Options   Options    Per      Grant      Exp’r    of Grant

Name               Granted   Granted  Share       Date       Date   Per Share

-----------------------------------------------------------------------------

Michael Huddy      300,000       23%  $0.76  8/24/2004   8/24/2009      $0.95

David Corcoran     300,000       23%  $0.76  8/24/2004   8/24/2009      $0.95

Victor Yates       300,000       23%  $0.76  8/24/2004   8/24/2009      $0.95

Management Total   900,000       70%

Employees/Etc      250,000       20%  $0.76  8/24/2004   8/24/2009      $0.95

Employees/Etc (1)  110,000        9%  $0.51  5/02/2005   5/02/2007      $0.64

Consultant  (2)     20,000        1%  $0.58  2/23/2005   2/23/2008      $0.73

Total            1,280,000      100%

-----------------------------------------------------------------------------

(1)  27,500 options vest every four months.

(2)   5,000 options vest every six months.

_____________________________________________________________________________

_____________________________________________________________________________

Table No. 6 gives certain information concerning stock option exercises during Fiscal 2005 Ended 6/30/2005 by our Senior Management and Directors (none).  It also gives information concerning stock option values.  During Fiscal 2005, a total of 745,000 stock options were exercised.

Table No. 6

Aggregated Stock Options Exercises in Fiscal 2005

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

Name                   Exercise  Realized     Unexercisable      Unexercisable

------------------------------------------------------------------------------

Michael Huddy               nil      $nil       300,000/nil          $nil/$nil

David Corcoran              nil      $nil       300,000/nil          $nil/$nil

Victor Yates                nil      $nil       300,000/nil          $nil/$nil

Lindsay Nauen               nil      $nil        50,000/nil          $nil/$nil

Employees/Consultants   745,000  $586,000   726,000/192,500  $278,525/ $29,800

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

The names of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 7 as of 12/15/2005, as well as the total number of options outstanding.

Table No.  7

Stock Options Outstanding

_____________________________________________________________________________

                            Number of Shares of    CDN$

                                         Common    Exer.       Grant  Expir’n

Name                                      Stock    Price        Date     Date

-----------------------------------------------------------------------------

David Corcoran                          300,000    $0.76     8/24/04  8/24/09

David Corcoran                          125,000    $0.93    10/06/05 10/06/07

Victor Yates                            300,000    $0.76     8/24/04  8/24/09

Victor Yates                            100,000    $0.93    10/06/05 10/06/07

Michael Huddy                           300,000    $0.76     8/24/04  8/24/09

Michael Huddy                           125,000    $0.93    10/06/05 10/06/07

Lindsey Nauen                            50,000    $1.05     4/29/04  4/29/06

Total Officers/Directors              1,300,000

Employee/Consultants                    428,500    $0.10     3/05/03  3/05/08

Employee/Consultant  (1)                 85,000    $0.51     5/02/05  5/02/07

Consultant (2)                           20,000    $0.58     2/23/05  2/23/08

Employee/Consultants                    250,000    $0.76     8/24/04  8/24/09

Employee/Consultants (3)                150,000    $0.77     7/19/05  7/19/07

Employee/Consultants                    110,000    $0.80     1/13/04  1/13/06

Employee/Consultant  (4)                 50,000    $0.93    10/06/05 10/06/07

Total Officers/Directors/Employees    2,393,500

-----------------------------------------------------------------------------

(1)  85,000 not vested; 27,500 vest every four months following grant date.

(2)  15,000 not vested;  5,000 vest every six months following grant date.

(3)  25% of the options vest every four months following grant date.

(4)  25% of the options vest every four months following grant date, pending consummation of a negotiated business arrangement.

_____________________________________________________________________________

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

_____________________________________________________________________________

                                     Shared Owned  Shared Owned  Shared Owned

                                        6/30/2005     6/30/2004     6/30/2003

David Corcoran                          1,142,745     1,282,035     2,122,035

Michael Huddy                           1,218,460     1,237,960     1,807,960

Victor Yates                              503,308       458,122       458,122

Carl Marks Group                        3,634,295

12/15/2005 numbers minus the 217,000 for Carl Marks

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

On 10/17/2005, the Company’s shareholders’ list showed 28,500,325 common shares outstanding and 105 registered shareholders, with 4,623,203 shares owned by thirty-four registered shareholders/depositories resident in Canada.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has approximately 1000 beneficial owners of its common shares.

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

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary ---

7.B.  Related Party Transactions

David Corcoran, Corporate Secretary-Administrator/Director

Mr. Corcoran is compensated for his managerial services to the Company indirectly through Corcoran Enterprises Ltd., a private company controlled by Mr. Corcoran.  During Fiscal 2005/2004/2003, $36,000, $36,000, and $36,000, were paid/accrued to Corcoran Enterprises Ltd., respectively.  In addition, during Fiscal 2005, a bonus of $64,636 (US$50,000) was paid for achieving certain key accomplishments for the Company for the period from 1985 to date.

In addition, stock options intended for Mr. Corcoran have been granted to Corcoran Enterprises Ltd.  During Fiscal 2005/2004/2003, 300,000, nil, and nil stock options were granted to Corcoran Enterprises Ltd, respectively.

Victor Yates, Director

Stock options intended for Mr. Yates have been granted to Continental Appraisals Ltd., a private company controlled by Mr. Yates.  During Fiscal 2005/2004/2003: 300,000, nil, and nil stock options were granted to Continental Appraisals Ltd., respectively.

A bonus of $38,100 (US$30,000) was paid by the Company to Continental Appraisals Ltd., a company owned by Victor Yates, a director of the Company, for achieving certain key accomplishments for the Company for the period 1992 to date.

Funds Owed to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; the funds owing at 6/30/2005 were minor miscellaneous business expenses paid subsequent to fiscal yearend.

Name                                          6/30/2005  6/30/2004  6/30/2003

Corcoran Enterprises Ltd. (1)                        $0         $0    $18,000

Michael Huddy                                    $4,059          0          0

(1) Controlled by David Corcoran

Interest Payable to Officers/Directors

Officers/Directors have lent the Company funds during the last several years to alleviate the corporate need for working capital; this has included interest/non-interest-bearing advances and convertible promissory notes.  Interest payable totalled:

Name                                          6/30/2005  6/30/2004  6/30/2003

Corcoran Enterprises Ltd. (1)                        $0         $0       $225

(1) Controlled by David Corcoran

During April 2003, the Company issued 2,000,000 common shares to officers/directors directly/indirectly to settle $300,000 of debt:

David Corcoran:   1,163,820 shares; $174,573

Michael Huddy:      650,353 shares; $ 97,553

Victor Yates:       185,827 shares; $ 27,874

Other than as disclosed above, there have been no transactions since 6/30/2002, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements

for Fiscal 2005, Fiscal 2004, and Fiscal 2003

8.A.7.  Legal/Arbitration Proceedings

In late December, the Company was notified of a pending lawsuit whereupon a customer is claiming damages resulting from Company product failure.  The Company is insured against such damages and has documented that incorrect product installation by the customer was the cause of the damage.  The Company anticipates no material impact.

The Directors and the management of the Company know of no other material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

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

TSX Venture Exchange

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

                                                                    - Sales -

Period                                                       Canadian Dollars

Ended                                Volume            High     Low   Closing

Monthly

12/31/2005                           174,400          $0.97   $0.76     $0.78

11/30/2005                           245,830           1.00    0.74      0.76

10/31/2005                           416,170           1.05    0.75      0.98

 9/30/2005                           385,506           1.15    0.80      1.04

 8/31/2005                           201,355           0.98    0.78      0.82

 7/31/2005                           641,928           1.02    0.67      0.89

-----------------------------------------------------------------------------

Quarterly

 6/30/2005                          726,119           $0.80   $0.60     $0.75

 3/31/2005                          932,497            0.93    0.60      0.70

12/31/2004                        1,373,102            1.02    0.60      0.78

 9/30/2004                          909,376            1.50    0.64      0.80

 6/30/2004                        3,933,400           $2.23   $1.10     $1.42

 3/31/2004                        2,122,200            1.22    0.67      1.22

12/31/2003                        1,805,100            1.09    0.30      1.00

 9/30/2003                        1,077,100            0.47    0.30      0.39

-----------------------------------------------------------------------------

Yearly

 6/30/2005                        3,941,094           $1.50   $0.60     $0.75

 6/30/2004                        8,937,800            2.23    0.30      1.42

 6/30/2003                        3,862,510            0.42    0.04      0.36

 6/30/2002                          329,520            0.13    0.05      0.08

 6/30/2001                        1,940,069            0.19    0.08      0.08

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

OTC Bulletin Board

Common Shares Trading Activity

_____________________________________________________________________________

_____________________________________________________________________________

                                                                    - Sales -

  Period                                                           US Dollars

   Ended                              Volume           High     Low   Closing

Monthly

12/31/2005                         1,633,128          $0.876  $0.66     $0.69

11/30/2005                         2,345,573           0.84    0.625     0.67

10/31/2005                         3,496,094           0.90    0.63      0.84

 9/30/2005                         3,491,729           0.95    0.68      0.88

 8/31/2005                         1,966,654           0.825   0.636     0.70

 7/31/2005                         2,912,886           0.869   0.541     0.72

-----------------------------------------------------------------------------

Quarterly

 6/30/2005                         4,004,093          $0.656  $0.504    $0.62

 3/31/2005                         7,494,935           0.765   0.50      0.56

12/31/2004                        15,034,295           0.87    0.485     0.60

 9/30/2004                         6,436,946           1.12    0.47      0.60

 6/30/2004                        16,240,223          $1.68   $0.82     $1.07

 3/31/2004                         3,819,414           0.95    0.52      0.95

12/31/2003                         2,383,770           0.81    0.22      0.81

 9/30/2003                         1,617,400           0.35    0.21      0.26

-----------------------------------------------------------------------------

Yearly

 6/30/2005                        32,970,269          $1.12   $0.47     $0.62

 6/30/2004                        24,060,807          $1.68   $0.21     $1.07

 6/30/2003                         1,952,700          $0.26   $0.02     $0.05

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

9.A.5.  Common Share Description

Escrowed Common Shares

On 5/15/1987, the Company issued 296,500 shares of “Principal Escrow” common stock at $0.01 per share.  Effective 11/24/2004, 124,530 of these shares were cancelled and returned to the treasury.  48,922 of these shares are still escrowed and outstanding.  On 12/15/2005, these are held:

Continental Appraisals Ltd....................................   6,115 shares

Corcoran Enterprises Ltd......................................  42,807 shares

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

At the Annual Shareholders’ Meeting, 12/9/2004, disinterested shareholders approved an ordinary resolution authorizing the reinstatement of the Escrow Shares and the adoption of the New Escrow Agreement by the Company and the escrow shareholders.  Disinterested shareholders for the purpose of voting on the resolution include all shareholders of the Company other than David Corcoran and Victor Yates, and their affiliates and associates.  A total of 3,449,253 shares held by David Corcoran, Victor Yates, and their affiliates and associates, were therefore not be counted for the purpose of determining whether the required level of shareholder approval has been obtained.

Share Purchase Warrants/Convertible Debenture

Table No. 10 lists, as of 12/15/2005, warrants outstanding, the date the warrants were issued, the exercise price, and the expiration date of the warrants.  As of 12/15/2005, the Company was aware of seven shareholders of its 3,243,000 warrants.  These warrants are non-transferable.

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

Effective     Warrants     Warrants                                     Share

Date of       Originally   Still            Exercise Price           Purchase

Issuance      Issued       Outstanding    Year #1   Year #2          Warrants

-----------------------------------------------------------------------------

 8/19/2004    1,470,000    1,253,000 (1)  US$0.92   US$0.92         8/20/2006

 3/22/2005    2,400,000    1,990,000 (2) CDN$0.74  CDN$0.74         3/22/2007

-----------------------------------------------------------------------------

(1)  Owned by Carl Marks Group

(2)  700,000 owned by Carl Marks Group

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 6/30/2005 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

Fees, including reimbursements for expenses, for professional services rendered by Amisano Hanson to the Company were:

_____________________________________________________________________________

Fiscal Year ended June 30, 2005 and 2004          Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                   2005            2004

-----------------------------------------------------------------------------

Audit Fees                                             $22,490        $22,586

Audit Related Fees (1)                                  $2,173         $8,514

Tax Fees (2)                                            $6,430             $0

All Other Fees                                              $0        _    $0

Total                                                  $31,093        $31,100

(1)  Review of quarterly un-audited financial statements prepared by management for the years ended 6/30/2005 and 6/30/2004.

(2)  Related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

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

Audited Financial Statements

 Auditor's Report, dated 9/20/2005

 Consolidated Balance Sheets at 6/30/2005 and 6/30/2004

 Consolidated Statements of Operations

  for the years ended 6/30/2005, 6/30/2004, and 6/30/2003

Consolidated Statements of Cash Flows

  for the years ended 6/30/2005, 6/30/2004, and 6/30/2003

Consolidated Statements of Shareholders’ Equity (Deficiency)

  for the years ended 6/30/2005, 6/30/2004, and 6/30/2003

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

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K;s ---

9.   Statement Regarding Date of Financial Statements:No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:  No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:       No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)       91

     CEO    CFO

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code:     93

     CEO    CFO

14.  Legal Opinion required by Instruction 3 of ITEM 7B:

     --- No Disclosure Necessary ---

15.  Additional Exhibits:

    --- Incorporated by reference to Form 20-F Registration Statement and

        Form 6-K’s ---

16-99.  Reserved

100.  XBRL-Related Documents:     --- No Disclosure Necessary ---

INTERNATIONAL BARRIER TECHNOLOGY INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005 and 2004

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	Amisano Hanson
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

International Barrier Technology Inc.

We have audited the consolidated balance sheets of International Barrier Technology Inc. as at June 30, 2005 and 2004 and the consolidated statements of operations, cash flows and shareholders’ equity (deficiency) for the years ended June 30, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended June 30, 2005, 2004 and 2003 in accordance with generally accepted accounting principles in Canada.

Vancouver, Canada	“AMISANO HANSON”
September 20, 2005	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING CONFLICT

The Standards of the Public Company Accounting Oversight Board (United States of America) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements and changes in accounting principles that have been implemented in the financial statements.  As discussed in Note 2 to the accompanying consolidated financial statements, the Company changed its method of accounting for stock-based Compensation (CICA Handbook Section 3870).  Our report to the shareholders dated September 20, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such a change in accounting policy in the Auditors’ Report when the change in accounting policy is properly accounted for and adequately disclosed in the financial statements.

Vancouver, Canada	“AMISANO HANSON”
September 20, 2005	Chartered Accountants

750 WEST PENDER STREET, SUITE 604 TELEPHONE: 604-689-0188
VANCOUVER CANADA FACSIMILE: 604-689-9773
V6C 2T7 E-MAIL: amishan@telus.net

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

June 30, 2005 and 2004

(Stated in Canadian Dollars)

ASSETS	2005	2004

Current
Cash and term deposits	$ 1,561,117	$ 648,407
Accounts receivable	308,352	588,662
Inventory – Note 4	378,800	123,823
Prepaid expenses and deposits	20,689	11,746

	2,268,958	1,372,638
Plant and equipment – Note 5	2,580,415	894,143
Trademark and technology rights– Notes 6 and 12	1,291,697	1,477,913

	$ 6,141,070	$ 3,744,694

LIABILITIES

Current
Revolving operating loan	$ -	$ 134,047
Accounts payable and accrued liabilities – Note 12	355,220	487,244
Current portion of long-term debt – Note 7	23,777	26,147
Current portion of obligation under capital leases – Note 8	58,033	68,052

	437,030	715,490
Long-term debt – Note 7	17,971	51,585
Obligation under capital leases – Note 8	680,382	792,760

	1,135,383	1,559,835

SHAREHOLDERS’ EQUITY

Share capital – Notes 9 and 16	17,745,481	14,388,228
Contributed surplus	958,515	56,840
Deficit	(13,698,309)	(12,260,209)
	5,005,687	2,184,859

	$ 6,141,070	$ 3,744,694

Commitments – Notes 7, 8, 9 and 15

Subsequent Events – Note 16

APPROVED BY THE DIRECTORS:

“David Corcoran”	Director	“Victor Yates”	Director
David Corcoran		Victor Yates

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended June 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003
Sales	$ 5,464,924	$ 4,082,511	$ 2,254,562
Cost of sales	(4,333,146)	(3,445,976)	(1,766,992)

Gross profit	1,131,778	636,535	487,570

Licence fee revenue	-	-	36,259
Amortization – plant and equipment	(116,121)	(85,950)	(98,300)
– trademark and technology rights	(186,216)	-	-
Research and development costs – Note 10	(99,479)	(55,432)	(25,850)
License fee expense – Note 11	-	(61,645)	(75,540)

	(401,816)	(203,027)	(163,431)

	729,962	433,508	324,139

General and administrative expenses
Accounting and audit fees	42,488	40,910	36,095
Consulting fees – Note 12	120,154	-	35,420
Filing fees	37,004	31,275	10,274
Insurance	53,230	27,483	27,475
Interest and bank charges – Note 12	3,599	21,817	28,169
Interest on long-term debt – Note 8	39,795	57,404	62,944
Legal fees	65,037	29,536	18,955
Office and miscellaneous	69,811	38,775	23,377
Sales marketing and investor relations	309,932	251,928	53,790
Stock-based compensation – Note 9	938,600	95,763	-
Telephone	9,719	11,247	9,631
Transfer agent fees	18,822	10,730	6,986
Wages and management fees – Note 12	350,703	230,186	205,855

	2,058,894	847,054	518,971

Loss before other	(1,328,932)	(413,546)	(194,832)

Other
Foreign exchange gain (loss)	(93,125)	6,277	153,202
Gain on forgiveness of debt	-	-	88,405
Interest income	28,297	4,303	-

Net income (loss) for the year	$ (1,393,760)	$ (402,966)	$ 46,775

Basic and diluted loss per share	$ (0.05)	$ (0.02)	$ 0.00

Weighted average number of shares outstanding	25,545,800	20,121,061	14,056,684

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended June 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003
Operating Activities
Net income (loss) for the year	$ (1,393,760)	$ (402,966)	$ 46,775
Items not involving cash:
Gain on forgiveness of debt	-	-	(88,405)
Amortization – plant and equipment	(116,121)	85,950	98,300
– trademark and technology rights	(186,216)	-	-
Stock-based compensation	938,600	95,763	-
Changes in non-cash working capital balances related to operations:
Accounts receivable	280,310	(456,529)	(6,604)
Inventory	(254,977)	(48,007)	8,842
Prepaid expenses and deposits	(8,943)	1,364	(3,983)
Accounts payable and accrued liabilities	(132,024)	131,466	(29,493)
Due to related parties	-	(18,225)	18,225

	(268,457)	(611,184)	43,657

Investing Activities
Purchase of plant and equipment	(1,802,393)	(55,842)	(20,015)
Purchase of trademark and technology rights	-	(1,416,381)	(73,391)

	(1,802,393)	(1,472,223)	(93,406)

Financing Activities
Decrease in unearned income	-	-	(4,798)
Decrease in long-term debt	(35,984)	(26,113)	(17,272)
Decrease in obligations under capital lease	(122,397)	(73,202)	(181,770)
Common shares issued for cash	3,275,988	2,700,029	320,000
Increase (decrease) in bank indebtedness	(134,047)	32,148	32,541

	2,983,560	2,632,862	148,701

Change in cash during the year	912,710	549,455	98,952

Cash and term deposits, beginning of the year	648,407	98,952	-

Cash and term deposits, end of the year	$ 1,561,117	$ 648,407	$ 98,952

Cash and term deposits consist of:
Cash	$ 153,053	$ 208,062	$ 98,952
Term deposits	1,408,064	440,345	-

	$ 1,561,117	$ 648,407	$ 98,952

…/cont’d

Continued

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended June 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003

Supplementary Cash Flow Information
Cash paid for Interest	$ 42,308	$ 75,801	$ 76,425

Cash paid for Income taxes	$ -	$ -	$ -

Non-cash Transactions – Note 13

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the years ended June 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	Common Stock
	Issued		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, June 30, 2002	13,138,355	$ 11,029,276	$ -	$ (11,904,018)	$ (874,742)
Issued for cash pursuant to a private placement – at $0.10	3,500,000	350,000	-	-	350,000
Less: finders fees	-	(30,000)	-	-	(30,000)
Issued pursuant to debt settlement agreements – at $0.15	2,000,000	300,000	-	-	300,000
Net income for the year	-	-	-	46,775	46,775

Balance, June 30, 2003	18,638,355	11,649,276	-	(11,857,243)	(207,967)
Issued for cash pursuant to a private placement – at $0.30	1,000,000	300,000	-	-	300,000
– at $0.64	1,200,000	768,000	-	-	768,000
– at $1.05	750,000	787,500	-	-	787,500
Finders’ fee – at $0.35	100,000	35,000	-	-	35,000
Less: issue costs	-	(48,321)	-	-	(48,321)
Issued for cash pursuant to exercise of share purchase options – at $0.10	171,500	17,150	-	-	17,150
– at $0.26	95,000	24,700	-	-	24,700
Issued for cash pursuant to exercise of share purchase warrants – at $0.80	1,020,000	816,000	-	-	816,000
Stock-based compensation charges	-	-	95,763	-	95,763
Reclassification of stock-based compensation charges upon exercise of share purchase options	-	38,923	(38,923)	-	-
Net loss for the year	-	-	-	(402,966)	(402,966)

Balance, June 30, 2004	22,974,855	14,388,228	56,840	(12,260,209)	2,184,859

…/cont’d

INTERNATIONAL BARRIER TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

for the years ended June 30, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	Common Stock
	Issued		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance, June 30, 2004	22,974,855	14,388,228	56,840	(12,260,209)	2,184,859
Issued for cash pursuant to a private placement – at $0.59	2,400,000	1,416,000	-	-	1,416,000
– at $1.11	1,470,000	1,629,848	-	-	1,629,848
Less: issue costs	-	(31,360)	-	-	(31,360)
Issued for cash pursuant to the exercise of share purchase options – at $0.10	510,000	51,000	-	-	51,000
– at $0.26	225,000	58,500	-	-	58,500
– at $0.80	10,000	8,000	-	-	8,000
Issued for cash pursuant to the exercise of share purchase warrants – at $0.80	180,000	144,000	-	-	144,000
Cancellation of escrow shares	(124,580)	-	-	-	-
Stock-based compensation charges	-	-	938,600	-	938,600
Reclassification of stock-based compensation charges upon exercise of share purchase options	-	81,265	(81,265)	-	-
Reclassification as a result of a change in accounting policy	-	-	44,340	(44,340)	-
Net loss for the year	-	-	-	(1,393,760)	(1,393,760)

Balance, June 30, 2005	27,645,325	$ 17,745,481	$ 958,515	$ (13,698,309)	$ 5,005,687

SEE ACCOMPANYING NOTES

INTERNATIONAL BARRIER TECHNOLOGY INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005 and 2004

(Stated in Canadian Dollars)

Note 1

Nature of Operations

The Company was incorporated under the British Columbia Company Act and is publicly traded on the TSX Venture Exchange in Canada (“TSX”) and the OTC Bulletin Board in the United States of America.

The Company operates in one business segment, the manufacture and sale of fire-rated building materials in the United States of America.

Note 2

Change in Accounting Policy

Stock-based Compensation Plan

On July 1, 2004 the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”.  This change in accounting policy has been applied retroactively with no restatement of prior periods presented for the statements of operations and deficit and cash flows.

Under this amended standard, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan.  Under this method, compensation costs attributable to share options granted to employees or directors is measured at fair value at the grant date and expensed over the expected exercise time with a corresponding increase to contributed surplus.  Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Previously, the Company accounted for stock-based compensation using the settlement method.  No compensation costs were recorded in the financial statements for share purchase options granted to employees or directors provided that pro forma disclosure was made.  Consideration paid by employees or directors on the exercise of stock options and purchase of stock was credited to share capital.

As a result of this change at July 1, 2004, contributed surplus and deficit increased by $44,340, being the fair value of share purchase options granted to employees or directors during the period July 1, 2002 to June 30, 2004 which were previously shown in pro forma note disclosure.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 3

Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 17.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)

Principles of Consolidation

These consolidated financial statements include the accounts of International Barrier Technology Inc. and its wholly-owned subsidiaries, Pyrotite Coatings of Canada Inc., a British Columbia company and Barrier Technology Corporation, a US company.  All inter-company transactions and balances have been eliminated.

b)

Cash and Term Deposits

Cash and term deposits consist of cash and highly liquid, short-term term deposits.

c)

Inventory

Inventory is valued by management at the lower of average cost and net realizable value.

d)

Plant and Equipment, Trademark and Technology Rights and Amortization

Plant and equipment and trademark and technology rights are recorded at cost.  Amortization is provided using the following methods and rates:

Manufacturing equipment

straight line over 5 years

Equipment and furniture

20% - declining balance

Computer equipment

30% - declining balance

Railway spur

 4% - declining balance

Leasehold improvements

straight line over 5 years

Equipment under capital lease

20% - declining balance

Building under capital lease

straight line over 20 years

Trademark and technology rights

straight line over 8 years

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 3

Significant Accounting Policies – (cont’d)

e)

Impairment of Long-Lived Assets

The Company periodically reviews the useful lives and the carrying values of its long-lived assets for continued appropriateness.  The Company reviews long-lived assets for impairment annually or whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.  An impairment loss is measured at the amount by which the carrying amount of the long-lived asset exceeds its fair value.

f)

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

g)

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

h)

Research and Development Costs

Research and development costs are expensed in the year in which they are incurred.

i)

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

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 3

Significant Accounting Policies – (cont’d)

j)

Financial Instruments

-

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and term deposits, accounts receivable, revolving operating loan, accounts payable and accrued liabilities, long-term debt and obligation under capital leases.  Unless otherwise noted, the fair values of these financial instruments approximate their carrying values.

-

Credit Risk

The Company grants credit to its customers in the normal course of business.  Credit evaluations are performed on a regular basis and the financial statements take into account an allowance for bad debts.  During the year ended June 30, 2005, four customers accounted for 82% of the Company’s sales.  The loss of any of these customers or the curtailment of purchases by such customers could have a material adverse effect on the Company’s financial condition and results of operations.

-

Currency Risk

The majority of the Company’s operations are carried out in the United States of America.  The Company’s accounts receivable, accounts payable, long-term debt and obligation under capital leases are repayable in U.S. dollars.  These factors expose the Company to foreign currency exchange rate risk, which could have a material adverse effect on the profitability of the Company.

k)

Revenue Recognition

i)

Building Supplies

Revenue is recognized upon shipment, when the rights of the ownership of the building supplies are transferred to the purchaser  and collection is reasonably assured.

ii)

Shipping and handling costs billed to customers have been included in revenue and shipping and handling costs expense have been included in cost of sales.

iii)

License Fees

License fees revenue is recognized when the licensor records the sale of products from certain fire retardant technology known as IPOSB technology and collection is reasonably assured.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 3

Significant Accounting Policies – (cont’d)

l)

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

m)

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Note 4

Inventory

	2005	2004

Raw materials	$ 104,635	$ 89,981
Finished goods	274,165	33,842

	$ 378,800	$ 123,823

Note 5

Plant and Equipment

		2005
		Accumulated
	Cost	Amortization	Net

Manufacturing equipment	$ 1,549,125	$ 567,465	$ 981,660
Equipment and furniture	17,031	13,421	3,610
Computer equipment	30,712	21,872	8,840
Railway spur	132,449	35,843	96,606
Leasehold improvements	40,620	8,712	31,908

	1,769,937	647,313	1,122,624

…/cont’d

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 5

Plant and Equipment – (cont’d)

		2005
		Accumulated
	Cost	Amortization	Net

Assets under capital lease
Equipment	43,190	35,332	7,858
Land	74,434	-	74,434
Building	1,915,596	540,097	1,375,499

	2,033,220	575,429	1,457,791

	$ 3,803,157	$ 1,222,742	$ 2,580,415

		2004
		Accumulated
	Cost	Amortization	Net

Manufacturing equipment	$ 572,523	$ 546,559	$ 25,964
Equipment and furniture	14,064	12,452	1,612
Computer equipment	25,195	19,265	5,930
Railway spur	132,449	31,818	100,631
Leasehold improvements	36,234	1,026	35,208

	780,465	611,120	169,345

Assets under capital lease
Equipment	43,190	28,608	14,582
Land	74,434	-	74,434
Building	1,102,673	466,891	635,782

	1,220,297	495,499	724,798

	$ 2,000,762	$ 1,106,619	$ 894,143

Amortization of assets under capital leases included in amortization expense for the year ended June 30, 2005 is $65,643 (2004:  $61,952; 2003:  $66,438).

Manufacturing equipment includes $834,161 of equipment acquired during the year ended June 30, 2005 for which no amortization has been taken due to the equipment not yet being available for use.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 6

Trademark and Technology Rights – Note 12

	2005	2004

Trademark and technology rights – at cost	$ 1,489,771	$ 1,489,771
Less: accumulated amortization	(198,074)	(11,858)

	$ 1,291,697	$ 1,477,913

Note 7

Long-term Debt

	2005	2004

Loan payable in US dollars (US$15,921) is unsecured, repayable in monthly amounts of $625 including interest at 4% per annum, due March 10, 2008	$ 19,480	$ 28,398

Loan payable in US dollars (US$9,687) is secured by a director’s guarantee and is repayable in monthly amounts of $597 including interest at 10.5% per annum	-	12,921

Loan payable in US dollars (US$18,200) is non-interest bearing, repayable in quarterly amounts of $2,787 and is secured by a lien on the railway spur, due January 10, 2007	22,268	36,413

	41,748	77,732
Less: current portion	(23,777)	(26,147)

	$ 17,971	$ 51,585

Principal payments for the next three years are as follows:

2006	$ 23,777
2007	12,444
2008	5,527

$ 41,748

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 8

Obligation Under Capital Leases

Future minimum lease payments on the obligation under capital leases together with the obligation due under capital leases are as follows:

2006	$ 100,045
2007	100,045
2008	100,045
2009	91,737
2010	90,076
Thereafter	495,428

977,376
Less: amount representing interest	(238,961)

738,415
Less: current portion	(58,033)

Long-term portion	$ 680,382

The capital leases are repayable in U.S. dollars and bear interest at various rates from 6% to 13.5%.

Interest on capital leases included in interest on long-term debt for the year ended June 30, 2005 is $39,504 (2004:  $54,469;  2003:  $53,989).

Note 9

Share Capital – Note 16

a)

Authorized:

100,000,000 common shares without par value

b)

Escrow:

At June 30, 2005, there are 48,922 common shares held in escrow by the Company’s transfer agent, to be released every six months until 2011.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 9

Share Capital – Note 16 – (cont’d)

c)

Commitments:

Share Purchase Warrants

At June 30, 2005, the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date

750,000	$0.75	June 1, 2006
1,253,000	US$0.92	August 20, 2006
217,000	US$0.60	August 20, 2006
2,400,000	$0.74	March 22, 2007

4,620,000

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

At June 30, 2005, the Company has granted share purchase options to purchase 1,868,500 common shares of the Company.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 9

Share Capital – Note 16 – (cont’d)

d)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

A summary of the status of company’s share purchase option plan as of June 30, 2005, 2004 and 2003 and changes during the years ending on those dates is presented below:

	2005
		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Options outstanding at beginning of the year	1,333,500	$0.23
Granted	1,280,000	$0.74
Exercised	(745,000)	$0.16

Options outstanding at end of the year	1,868,500	$0.60

Options exercisable at end of the year	1,675,999

	2004
		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Options outstanding at beginning of the year	1,110,000	$0.10
Granted	490,000	$0.47
Exercised	(266,500)	$0.16

Options outstanding at end of the year	1,333,500	$0.23

Options exercisable at end of the year	1,068,500

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 9

Share Capital – Note 16 – (cont’d)

e)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

	2003
		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Options outstanding at beginning of the year	1,310,000	$0.10
Granted	600,000	$0.10
Exercised	(800,000)	$0.10

Options outstanding and exercisable at end of the year	1,110,000	$0.10

The following summarizes information about share purchase options outstanding as at June 30, 2005:

	Exercise	Expiry
Number	Price	Date

110,000	$0.80	January 13, 2006
50,000	$1.05	April 29, 2006
110,000	$0.51	May 2, 2007
428,500	$0.10	March 5, 2008
20,000	$0.58	February 23, 2008
1,150,000	$0.76	August 24, 2009

1,868,500

During the year ended June 30, 2005, a compensation charge associated with stock options granted to consultants in the amount of $938,600 (2004: $95,763) was recognized in the financial statements.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 9

Share Capital – Note 16 – (cont’d)

b)

Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

All stock-based compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Expected dividend yield	0.0%	0.0%
Expected volatility	107.5%	137% to 140%
Risk-free interest rate	3.32% to 3.77%	1.58% to 2.68%
Expected term in years	2 years to 5 years	2 years

Note 10

Research and Development Costs

Research and development expense consists of the following for the years ended June 30, 2005, 2004 and 2003:

	2005	2004	2003

Testing services	$ 99,479	$ 55,432	$ 25,850

Note 11

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

Pursuant to an agreement dated March 12, 2004, the Company acquired the rights to the fire retardant technology and trademarks from the Licensor.  As a result, no further license fees are payable or receivable after May 31, 2004.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 11

Technology Royalty – (cont’d)

License fee expense consists of the following for the years ended June 30, 2004 and 2003:

	2004	2003

License fee expense	$ 123,290	$ 151,080
License fee revenue	(61,645)	(75,540)

	$ 61,645	$ 75,540

Note 12

Related Party Transactions

The Company was charged the following by directors or private companies with common directors during the years ended June 30, 2005, 2004 and 2003:

	2005	2004	2003

Consulting fees	$ 101,736	$ -	$ 5,000
Interest and bank charges	-	2,847	8,470
Wages and management fees	167,780	175,598	181,037
Trademark and technology rights:
Consulting fee	-	66,690	-

	$ 269,516	$ 245,135	$ 194,507

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities is $4,059 (2004:  $68,159) owing to directors of the Company.

Note 13

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  The following transactions were excluded from the statements of cash flows:

During the year ended June 30, 2003, the Company issued 2,000,000 common shares at $0.15 per share to settle accounts payable and amounts due to related parties totalling $300,000.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 14

Income Taxes

The Company has accumulated non-capital losses in Canada and the United States totalling approximately $2,000,000 which expire beginning in 2006.  In addition, the Company has Scientific Research and Experimental Development Expenditures in Canada of $1,087,818 which may be carried forward indefinitely to reduce taxable income in future years.

Significant components of the Company’s future income tax assets are as follows:

	2005	2004

Non-capital losses carried forward	$ 633,508	$ 583,465
Scientific Research and Experimental Development expenses	402,493	402,493
Net carrying amount of capital assets	2,267,458	2,050,998

	3,303,459	3,036,956
Less valuation allowance	(3,303,459)	(3,036,956)

	$ -	$ -

The amount taken into income as a future tax asset must reflect that portion of the tax asset which are more likely-than-not to be realized from future operations.  Considering the Company’s cumulative losses in recent years, the Company has chosen to provide an allowance of 100% against all available tax assets, regardless of their terms of expiry.

Note 15

Commitment

The Company has a contractual commitment in the amount of $951,720 in respect of the construction and installation of manufacturing equipment.  As at June 30, 2005, the Company had incurred charges totalling $476,475 in respect to this contract.

Note 16

Subsequent Events

Subsequent to June 30, 2005:

i)

the Company granted 150,000 common share purchase options entitling the holders thereof to purchase one common share for each option held at $0.77 (US$0.63) per share up to July 19, 2007.

ii)

the Company issued 25,000 common shares at $0.51 per share for total proceeds of $12,750 pursuant to the exercise of share purchase options.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 16

Subsequent Events – (cont’d)

iii)

the Company issued 625,000 common shares at $0.75 per share for total proceeds of $468,750 and 180,000 common shares at $0.74 per share for total proceeds of $133,200 pursuant to the exercise of share purchase warrants.

Note 17

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

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States of America as follows:

a)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant.  Pursuant to APB 25, the compensation charge associated with non-employees’ options is recorded in the reconciling items.  The compensation charge for employees is not recognized in this circumstance.  Under SFAS 123, it is required to present pro-forma information as to the effect on income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of that statement.  Had compensation cost been determined based on the fair value at the grant dates for those options issued to directors and employees, the Company’s net loss and loss per share for the year ended June 30, 2003 would have been increased to the pro-forma amount indicated below:

2003

Net loss in accordance with US GAAP as reported (Note 17(d))	$ (113,779)
Pro-forma adjustment for SFAS 123	(12,000)

Pro-forma net loss	$ (125,779)

Pro-forma net loss per share	$ 0.00

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 17

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

a)

Stock-based Compensation – (cont’d)

The fair value of these options was estimated at the date of the grant using the following weighted average assumptions:

June 30,
2003

Expected volatility	94.6%
Dividend yield	0.0%
Weighted average expected life of stock options	5 years
Risk-free interest rate	3.5%

b)

Comprehensive Loss

US GAAP requires disclosure of comprehensive loss which, for the Company, is net income (loss) under US GAAP plus the change in the cumulative foreign exchange translation adjustment.

Under Canadian GAAP, in accordance with recently issued CICA Handbook Section 1530, “Comprehensive Income”, the Company is not required to report components of comprehensive income until fiscal periods that commence after October 1, 2006.

c)

New Accounting Standards

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payment”, that addresses the accounting transactions in which a company exchanges its equity instruments for goods or services.  SFAS No. 123R requires that such transactions be accounted for using a fair value based method.  Adoption of SFAS No. 123R is effective for periods beginning after June 15, 2005.  The Company will adopt this statement as required and management does not believe the adoption will have a material effect on the Company’s results of operations or financial condition.

In December 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” which requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material be recognized as current-period charges.  SFAS No. 151 is effective for fiscal years beginning after June 15, 2005.  The Company will adopt this standard as required and management does not believe the adoption will have a material effect on the Company’s results of operations or financial condition.

International Barrier Technology Inc.

Notes to the Consolidated Financial Statements

June 30, 2005 and 2004

(Stated in Canadian Dollars) – Page 2

Note 17

Differences Between Generally Accepted Accounting Principles in Canada and the United

States of America – (cont’d)

c)

The impact of the above on the financial statements for the fiscal years ended June 30 are as follows:

	2005	2004	2003

Net income (loss) for the year per Canadian GAAP and comprehensive income (loss) per US GAAP	$ (1,393,760)	$ (402,966)	$ 46,775
Foreign currency translation adjustment	22,684	(9,625)	(160,554)

Net loss for the year under US GAAP	$ (1,371,076)	$ (412,591)	$ (113,779)

Basic loss per share:
Canadian GAAP	$ (0.05)	$ (0.02)	$ (0.00)

US GAAP	$ (0.05)	$ (0.02)	$ (0.01)

Had the Company followed US GAAP, the consolidated statement of shareholder’s equity (deficiency) under US GAAP would have been reported as follows:

	2005	2004

Share capital
Common shares	$ 17,745,481	$ 14,388,228
Additional capital-stock options	958,515	56,840

	18,703,996	14,445,068

Accumulated deficit
Balance, beginning of year	(12,441,664)	(12,029,073)
Adoption of new accounting policy in respect of stock-based compensation	(44,340)	-
Net loss for the year	(1,371,076)	(412,591)

	(13,857,080)	(12,441,664)

Accumulated other comprehensive income	158,771	181,455

Shareholders’ equity for US GAAP	$ 5,005,687	$ 2,184,859

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

International Barrier Technologies Inc. – SEC File #000-20412

Registrant

Dated: January 06, 2006   By  /s/ Michael Huddy

                                  Michael Huddy, President/CEO/Director

Dated: January 06, 2006   By  /s/ David Corcoran

                                  David Corcoran, CFO/Secretary/Director

2